                                                Filed Pursuant to Rule 424(b)(4)
                                                   Registration Number 333-43211

PROSPECTUS


MARCH 11, 1998

                                7,500,000 SHARES

                                [CSK AUTO LOGO]

                                  COMMON STOCK

     All of the shares of Common Stock, par value $.01 (the "Common Stock"), offered hereby (the "Offering") are being issued and sold by CSK Auto Corporation (the "Company"). Of the 7,500,000 shares of Common Stock offered hereby, up to 50,000 shares will be reserved for sale to officers and employees of the Company and its subsidiaries.


     Prior to the Offering, there has been no public market for the Common Stock. See "Underwriting" for information relating to the factors considered in determining the initial public offering price.



     The Common Stock has been approved for listing on the New York Stock Exchange (the "NYSE") under the symbol "CAO."


        SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


------------------------------------------------------------------------------------------------------------
                                       PRICE                   UNDERWRITING                 PROCEEDS
                                       TO THE                 DISCOUNTS AND                  TO THE
                                     PUBLIC(1)                COMMISSIONS(2)               COMPANY(3)
------------------------------------------------------------------------------------------------------------
Per Share...................           $20.00                     $1.40                      $18.60
Total(1)(4).................        $150,000,000               $10,500,000                $139,500,000
------------------------------------------------------------------------------------------------------------



(1) Up to 50,000 shares reserved for sale to officers and employees of the Company and its subsidiaries are being sold at $18.60 per share, the Price to the Public less Underwriting Discounts and Commissions. The Underwriters have agreed to waive Underwriting Discounts and Commissions with respect to such shares. If such parties purchase shares, the total Price to the Public and the total Underwriting Discounts and Commissions, but not the total Proceeds to the Company, will be less than those shown above.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting expenses, payable by the Company, estimated at $1,362,000.


(4) The Company has granted the Underwriters a 30-day option to purchase up to 1,125,000 additional shares at the Price to the Public less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions, and Proceeds to the Company will be $172,500,000, $12,075,000 and $160,425,000, respectively. See "Underwriting."



     The shares are being offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the share certificates will be made in New York, New York, on or about March 17, 1998.


                          DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

FURMAN SELZ                  LEHMAN BROTHERS                 MERRILL LYNCH & CO.

            MORGAN STANLEY DEAN WITTER           SALOMON SMITH BARNEY

[MAP OF WESTERN UNITED STATES SHOWING THE DISTRIBUTION OF THE COMPANY'S 718 STORES BY CHAIN]





















     Information in this Prospectus contains "forward-looking statements," which are subject to risks and uncertainties. Such forward-looking statements may be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "intend," "estimate" or "continue" or the negative thereof or comparable terminology and may include, among other things, expected growth, store openings, relocations and expansions, business strategies, future revenues and future performance. The matters set forth under the caption "Risk Factors" in the Prospectus constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements. Other factors that might cause such a difference include, but are not limited to, those discussed under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements and quarterly reports containing unaudited interim financial information for the first three quarters of each fiscal year of the Company.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. Unless the context otherwise requires, references to the "Company" refer to CSK Auto Corporation, a Delaware corporation (formerly known as CSK Group, Ltd.), and its wholly-owned direct and indirect subsidiaries, including CSK Auto, Inc., an Arizona corporation ("Auto"). The term "fiscal year" and "fiscal" refer to the Company's fiscal year, which consists of 52 or 53 weeks ending on the Sunday nearest to January 31 of the following calendar year (e.g., a reference to "fiscal 1996" is a reference to the fiscal year ended February 2,
1997). Unless the context otherwise requires, the information contained herein
(i) gives effect to a 17.105-for-one split of the Common Stock and the conversion of all outstanding Class A Common Stock, Class B Common Stock, Class C Common Stock, Class D Common Stock and Class E Common Stock of the Company into an equivalent number of shares of Common Stock in conjunction with the Offering, and (ii) assumes that the over-allotment option is not exercised. See "Underwriting." The Company's address is 645 E. Missouri Avenue, Suite 400, Phoenix, Arizona 85012, and its telephone number is (602) 265-9200.

                                  THE COMPANY

     The Company is the largest retailer of automotive parts and accessories in the Western United States and one of the largest such retailers in the United States based, in each case, on its number of stores. As of February 1, 1998, the Company operated 718 stores as one fully integrated company primarily under three brand names: Checker Auto Parts, founded in 1968 and operating in the Southwestern and Rocky Mountain states; Schuck's Auto Supply, founded in 1917 and operating in the Pacific Northwest; and Kragen Auto Parts, founded in 1947 and operating primarily in California. Each has a long operating history, established name recognition and a loyal customer base. Based on store count, the Company believes it is the largest retailer of automotive parts and accessories in 20 of its 27 markets.

     The Company is a consumer-oriented, specialty retailer primarily servicing the do-it-yourself ("DIY") customer, with a significant and increasing emphasis on the commercial customer. The Company offers a broad selection of national brand name and private label automotive products for domestic and imported cars, vans and light trucks, including new and remanufactured automotive replacement parts, maintenance items and accessories. The Company's stores typically offer between 13,000 and 16,000 stock keeping units ("SKUs"), and more than 565 of the Company's stores can provide customers, on a same-day delivery basis, an additional 200,000 SKUs not regularly stocked in these stores. The Company's operating strategy is to offer its products at everyday low prices and at conveniently located and attractively designed stores, supported by highly trained, efficient and courteous customer service personnel. As a specialty retailer, the Company has chosen not to sell tires or perform automotive repairs.

     On December 8, 1997, the Company completed the acquisition of 82 stores (the "Trak West" stores) located in the Los Angeles market from Trak Auto Corporation (the "Trak West Acquisition") for a total cost of approximately $34.8 million, which was funded with a $22.0 million equity investment by affiliates of the Company's existing stockholders and additional bank borrowings. By the end of the first quarter of fiscal 1998, the Company expects to complete the conversion of the Trak West stores to the Kragen name and store format and the integration of these stores into the Company's operations. The Trak West Acquisition provides the Company with a leading market position and a greater presence (a total of 147 stores) in the large, strategically important Los Angeles market, without adding additional retail square footage to the market. The Company intends to increase the revenues and profitability of the acquired stores by improving their stocking levels, merchandising and customer service. The Company also intends to introduce its profitable and highly successful commercial sales program (the "Commercial Sales Program") to 43 of the Trak West stores and its Priority Parts operation to all of the Trak West stores. The Trak West Acquisition will enable the Company to capitalize on significant economies of scale because the Company's existing warehouse and distribution network will service the acquired stores. In addition, the Company believes that by increasing its advertising presence in the Los Angeles market it will improve the financial performance of the acquired stores as well as the Company's 65 existing Los Angeles stores.

OPERATING AND GROWTH STRATEGY

     Over the past several years, the Company has introduced a variety of operating initiatives which have enabled it to significantly increase its productivity and the level and quality of service provided to customers. These initiatives include the implementation of a highly efficient, centralized infrastructure, the installation of sophisticated store-level information systems, the expansion of a rapidly growing and profitable Commercial Sales Program, and an accelerating new store opening and relocation program. The Company believes that its operating initiatives have provided the foundation for continued and profitable growth.

     Several of the operating initiatives that have been implemented by the Company are summarized below.

     - Expanded Product Selection -- The Priority Parts operation allows the Company to better serve its customers by making available to more than 565 of its stores, on a same-day delivery basis, an additional 200,000 SKUs not regularly stocked in these stores, and on a next-day delivery basis to all of its stores, an additional 1,000,000 SKUs. The Priority Parts operation has also enabled the Company to increase sales to commercial accounts due to the broader availability of automotive replacement parts. The Company has expanded its Priority Parts operation by improving its delivery system and adding 17 strategically located Priority Parts depots to its two original Priority Parts depots. The Company believes that its Priority Parts operation provides the Company with an important competitive advantage.

     - Warehouse and Distribution System -- The Company has completed the conversion of its warehouse and distribution facilities from a manual, labor-intensive, paper-based system to a technologically advanced, fully integrated system. This system, which became fully operational during the fourth quarter of fiscal 1995, has improved the Company's in-stock levels and accuracy to the highest rates in recent years. The Company has sufficient warehouse and distribution capacity to meet the requirements of its growth plans for the foreseeable future. The Company has reduced warehouse and distribution expense as a percentage of net sales from 4.9% for fiscal 1995 to 3.8% for fiscal 1996 and 3.4% for the thirty-nine weeks ended November 2, 1997.

     - Store-Level Information Systems -- The Company has installed several store-level information systems, which have improved store labor productivity and customer service. These initiatives include installing a point of sale system ("POS"), integrating the POS with the Company's Electronic Parts Catalog ("EPC"), implementing its Surround Store Inventory Program, its Retail Paperless Management System and a sophisticated store labor scheduling system, and installing a Company-wide satellite communications network. The enhanced information system capabilities have enabled the Company to achieve higher average transaction amounts by allowing sales associates to suggest appropriate add-on products, including higher margin replacement parts. In addition, the significant investment in information systems has been integral to the successful penetration of the commercial market.

     - Training and Technical Expertise -- In order to better develop its associates' technical expertise and customer service skills, the Company has increased its focus on formal classroom training and on-the-job training, customer service measurement systems and incentive programs for its district managers, store managers, and sales associates. Approximately 1,400 of the Company's associates have passed the ASE-P2 test, a nationally recognized certification for parts technicians. The Company believes these programs have resulted in an increased level of customer service and store-level efficiency.

     - Centralized Call Center -- The Company's centralized call center (the "Call Center") provides store personnel at selected high-volume stores the option to reroute customer calls to a central location during the store's busiest hours of operation. Call Center associates perform all functions that store personnel normally handle, such as store specific parts look-up, price look-up and inventory availability verification in a manner that is transparent to the call-in customer. Associates in the Call Center can take an order from a customer and electronically transmit it to the store, enabling the requested product to be picked up by the customer. Use of the Call Center allows sales associates to give their undivided attention to customers at the store while call-in customers are serviced directly by Call Center associates.

     - Precision Pricing Program -- The Company has recently implemented a new pricing program (the "Precision Pricing Program"), which allows the Company to establish pricing zones at the store level rather than the market or chain level. This initiative enables the Company to establish pricing levels at each store based upon that store's local market competition, thereby providing competitive prices for customers. The Company introduced the Precision Pricing Program in the third quarter of fiscal 1997 and believes that, once fully implemented, it will provide the Company with the opportunity to improve its gross profit margin.

     The Company is currently generating growth in sales and operating profits through: (i) an accelerating new store opening, relocation and acquisition program; (ii) continued maturation and expansion of the Company's Commercial Sales Program; and (iii) increasing operating profit margins as a result of continued improvement in gross profit margins and continued realization of operating efficiencies. The Company believes that it can realize accelerating and profitable growth by continuing to aggressively pursue these strategies:

     - Accelerating New Store Opening, Relocation and Acquisition Program -- The Company's store growth strategy is focused on existing markets and includes: opening new stores, relocating smaller stores to larger stores at better locations and expanding selected stores. The Company believes that its existing markets are highly fragmented and that its store growth strategy will enable it to effectively and profitably increase its name recognition and market penetration while benefiting from economies of scale in advertising, management and distribution costs. In addition to the Trak West Acquisition, the Company opened 101 stores (including 36 relocations) in fiscal 1997 as compared to 56 stores (including 37 relocations) in fiscal 1996. The Company plans to continue the acceleration of its store growth strategy and expects to open or relocate approximately 130 stores in fiscal 1998 and approximately 150 stores in fiscal 1999. Additionally, the Company believes that the fragmented nature of the industry has enabled it to effectively pursue an opportunistic acquisition strategy. The Company focuses its acquisition efforts in (i) existing markets to achieve further market penetration in a timely and cost-effective manner without adding additional retail square footage (as was done in the Trak West Acquisition), and (ii) contiguous markets to permit further leveraging of its established infrastructure over an increasing sales base.

     - Further Penetration of the Commercial Segment -- The Company believes that it can continue to expand its profitable and highly successful Commercial Sales Program. The commercial segment constitutes in excess of 50% of the approximately $78 billion of annual sales in the automotive aftermarket and is currently growing at a faster rate than the DIY segment of the market. The Company believes it has significant competitive advantages in servicing the commercial segment because of its experienced sales associates, conveniently located stores, attractive pricing and ability to consistently deliver a broad product offering with an emphasis on national brand names. Commercial Sales Centers ("CSCs") have been implemented in 360 of the Company's stores as of February 1, 1998. The Company's sales to commercial accounts (including sales by stores without CSCs) have increased 32.6% to $87.7 million, or 13.8% of total sales, in the thirty-nine weeks ended November 2, 1997, from $66.1 million, or 11.2% of total sales, in the comparable period in fiscal 1996. The Company believes that significant opportunities exist to increase sales at its existing CSCs by focusing on the penetration of certain segments of the commercial market such as fleet owners, municipalities and national accounts. In addition, the Company intends to continue installing CSCs in selected existing stores, in approximately half of its new stores, and in 43 of the recently acquired Trak West stores (which did not actively pursue commercial customers under prior ownership).

     - Increasing Operating Profit Margin -- The Company has significantly increased its operating profit margin to 5.7% in the thirty-nine weeks ended November 2, 1997, from 3.6% in the comparable period in fiscal 1996. The Company believes that significant opportunities exist to continue to increase its operating profit margin. The Company has increased its gross profit margin primarily as a result of more favorable vendor terms, taking advantage of cash discounts from vendors, efficiencies from its new warehouse and distribution system and improvements in product mix. The Company believes that the improved vendor terms are primarily the result of the Company's improved financial performance, a reduction in overall vendor payables and growth in its store count. The Company believes that it can further improve its operating profit margin through:
       (i) the continued focus on the initiatives described above; (ii) effectively leveraging its fixed costs over an increasing sales base; and
       (iii) obtaining improved vendor and landlord terms due to the significant deleveraging resulting from the Offering.

     The increase in the store base, combined with the success of the operating initiatives described above, has resulted in a 68.5% increase in operating profit to $36.2 million for the thirty-nine weeks ended November 2, 1997, from $21.5 million in the comparable period in fiscal 1996. The Company believes it can realize accelerating and profitable growth by continuing to aggressively pursue its operating and growth strategies.

RECENT FINANCIAL RESULTS

     The following information is based upon the books and records of the Company which have not yet been fully subjected to the Company's routine closing procedures and is subject to audit. Complete financial statements for fiscal 1997 are not presently available. The following information includes the effect of the Trak West Acquisition, which was completed on December 8, 1997, on the operating results of the Company.


     The Company expects that it will report net sales of $845.7 million for fiscal 1997, an increase of 6.6% in total and 4.0% on a comparable store basis, compared to net sales in fiscal 1996. Sales from the Trak West stores, which were operated by the Company for approximately seven weeks in fiscal 1997, are expected to be approximately $10.6 million. Commercial sales produced by the Company's stores are expected to be $115.3 million for fiscal 1997, an increase of $25.7 million or 28.7% over commercial sales for fiscal 1996. Commercial sales are expected to account for 13.6% of net sales for fiscal 1997, compared to 11.3% for fiscal 1996. Operating profit is expected to increase to $45.1 million for fiscal 1997 ($49.1 million excluding an estimate of $4.0 million for one-time transition costs associated with the Trak West stores). Excluding the impact of the one-time transition costs, this represents, an increase of $52.5 million over the operating loss of $3.4 million for fiscal 1996. The 1996 operating loss includes a $20.2 million charge related to certain Acquisition and Financings (as defined herein) activities and a $12.9 million provision for store closing costs. The Company expects that it will report EBITDA (as defined herein) for fiscal 1997 of $66.0 million ($70.0 million excluding the estimated impact of the one-time transition costs associated with the Trak West stores). Excluding the impact of the one-time transition costs, this represents, an increase of $19.5 million or 38.6% over EBITDA for fiscal 1996. In addition, as disclosed elsewhere herein, the Company expects to record in the fourth quarter of fiscal 1997 (i) a charge to earnings of $1.1 million in connection with the issuance of shares of Common Stock and options to purchase Common Stock to certain of the Company's executives; and (ii) an extraordinary charge of $3.3 million, net of taxes, with respect to the early extinguishment of debt.



     The transitional efforts that the Company commenced on December 8, 1997 to integrate the Trak West stores into the Company's procedures and systems are progressing in accordance with the schedule established by the Company upon the acquisition of the stores. At this date, however, the integration is not entirely complete. Because the stores are not fully integrated into the Company's systems, financial results for the Trak West stores are preliminary and subject to adjustment. However, as indicated above, and due to the fact that the stores were operated by the Company for only seven weeks in fiscal 1997, the Company does not expect that the results of operations of the Trak West stores will have a material impact upon the profitability of the Company in fiscal 1997 other than the effect of estimated one-time transition costs. Such one-time transition costs are estimated to be $6.0 million, of which $4.0 million is estimated to have been incurred during the fourth quarter of fiscal 1997 and the balance is expected to be incurred in the first quarter of fiscal 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Trak West Acquisition"

                                  THE OFFERING

Common Stock being offered..........     7,500,000 shares of Common Stock

Common Stock outstanding after the
Offering............................     26,613,388 shares of Common Stock(1)

Use of proceeds.....................     The net proceeds from the Offering will
                                         be used to repay indebtedness.

NYSE symbol.........................     CAO
---------------

(1) Excludes 2,037,120 shares subject to options (with a weighted average exercise price of $13.17 per share) outstanding upon the consummation of the Offering and 631,260 additional shares reserved for issuance pursuant to options available for grant under the Company's 1996 Associate and Executive Stock Option Plans. See "Management -- 1996 Associate and Executive Stock Option Plans."

                                  RISK FACTORS

     See "Risk Factors" beginning on page 10 for a description of certain risks relevant to an investment in the Common Stock. Such risk factors include, among others, risks related to the Company's growth strategy, the Company's substantial degree of leverage, the Company's history of previous losses during four of the last five fiscal years, the need to comply with restrictive covenants imposed by the Company's loan documents, as well as competition.

          SUMMARY CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following summary historical and pro forma financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and Notes thereto and the Unaudited Pro Forma Condensed Consolidated Financial Data and Notes thereto included elsewhere in this Prospectus.


                                                                                                  THIRTY-NINE WEEKS
                                                                                                       ENDED(2)
                                                                     FISCAL YEAR(1)             ----------------------
                                                            ---------------------------------   OCT. 27,     NOV. 2,
                                                            1994(3)    1995(4)      1996(5)       1996        1997
                                                            --------   --------   -----------   --------   -----------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE,
                                                                          SQUARE FOOT AND STORE AMOUNTS)
STATEMENT OF OPERATIONS DATA
Net sales.................................................  $688,135   $718,352   $   793,092   $592,415   $   636,465
Gross profit..............................................   277,777    284,535       329,718    242,749       277,548
Operating and administrative expenses.....................   255,922    281,387       298,004    218,680       239,932
Store closing costs.......................................     2,678      3,310        14,904      2,571         1,392
Acquisition charge........................................        --         --        20,174         --            --
  Operating profit (loss).................................    19,177       (162)       (3,364)    21,498        36,224
Other Acquisition and Financings expenses.................        --         --        12,463         --            --
Interest expense, net.....................................    10,343     14,379        20,691     10,917        29,815
  Income (loss) before taxes and extraordinary gain.......     8,834    (14,541)      (36,518)    10,581         6,409
Income tax (benefit) expense..............................        68     (5,447)      (11,859)     4,148         2,471
Extraordinary gain........................................    97,186         --            --         --            --
  Net income (loss).......................................   105,952     (9,094)      (24,659)     6,433         3,938
  Pro forma net income (loss)(6)..........................                             (3,351)                  11,670
  Pro forma net income (loss) per share(6)................                        $     (0.13)             $      0.45
OTHER DATA
EBITDA(7).................................................  $ 32,282   $ 16,099   $    50,544   $ 36,036   $    51,674
EBITDAR(7)................................................    70,964     61,453        98,450     74,243        94,403
Capital expenditures......................................    14,597     11,640         6,317      3,426        12,468
Commercial sales(8).......................................    32,630     60,840        89,551     66,155        87,703
Net cash provided by (used in) operating activities.......    15,120      1,354       (38,366)    15,855       (16,139)
Net cash (used in) investing activities...................   (18,983)    (7,888)      (10,686)    (5,397)      (14,297)
Net cash provided by (used in) financing activities.......    (5,383)     8,028        49,911     (9,310)       31,529
SELECTED ADDITIONAL OPERATING DATA
Average net sales per store(9)............................  $  1,272   $  1,294   $     1,384   $  1,039   $     1,073
Average net sales per store square foot(9)................       226        224           228        172           167
Percentage increase in comparable store net sales(10).....        5%         2%            6%         6%            5%
SELECTED STORE DATA
New and relocated stores..................................        22         54            56         35            63
Number of stores (end of period)..........................       544        566           580        575           606
Stores with Commercial Sales Centers (end of period)......        59        176           292        276           330
Total store square footage (000s) (end of period).........     3,097      3,329         3,631      3,527         4,014



                                                                          AT NOVEMBER 2, 1997
                                                              -------------------------------------------
                                                                                              AS FURTHER
                                                               ACTUAL     AS ADJUSTED(11)    ADJUSTED(12)
                                                              --------    ---------------    ------------
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA
Cash and cash equivalents...................................  $  6,316       $  6,316          $  6,316
Net working capital.........................................   156,808        156,808           156,808
Total assets................................................   490,268        521,059           510,074
Total debt (including current maturities)...................   369,044        383,344           250,081
Stockholders' equity (deficit)..............................   (92,359)       (74,624)           54,068


---------------

 (1) The Company's fiscal year consists of 52 or 53 weeks ending on the Sunday nearest to January 31 of the following calendar year. All fiscal years presented are 52 weeks except for the fiscal year ended February 2, 1997, which consists of 53 weeks.

 (2) The summary financial data for the thirty-nine weeks ended October 27, 1996 and November 2, 1997, are unaudited and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the data for such periods, and are not necessarily indicative of the results expected for a full fiscal year or for any future period.

 (3) Net income in fiscal 1994 includes an extraordinary gain of $97.2 million resulting from cancellation of a portion of the Company's long-term debt. See Notes 5 and 11 to Consolidated Financial Statements.

 (4) Results of operations in fiscal 1995 include the following non-recurring items: (i) cost of sales includes pre-opening expenses of $1.6 million associated with the opening of the new distribution center in Phoenix, Arizona, and (ii) operating and administrative expenses include $5.3 million of non-recurring software development costs associated with the new store-level information systems installed by the Company during fiscal 1995. In addition, the Company believes that its operations and operating results were adversely impacted during fiscal 1995 as a result of the start-up costs associated with the implementation of many new initiatives. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 (5) Amounts hereunder reflect certain non-recurring charges which were incurred in October 1996 when the Acquisition and Financings were consummated, including the following: (i) amounts paid to members of management pursuant to existing equity participation agreements of $19.9 million ($20.2 million including a provision for estimated payroll taxes thereon), of which $9.9 million was paid in October 1996 (the remaining balance was paid in November 1997), and (ii) expenses incurred in connection with the Acquisition and Financings of $12.5 million. Amounts hereunder also include a charge of $12.9 million for store closing costs. See
     "Management -- Equity Participation Agreements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 12 to Consolidated Financial Statements.

 (6) The pro forma data for fiscal 1996 give effect to: (i) the Offering and the application of the estimated net proceeds therefrom; (ii) the amendment and restatement of the Senior Credit Facility on December 8, 1997, which resulted in a reduction in the applicable interest rates thereon; (iii) the Acquisition and Financings; and (iv) the termination of the Management Agreement (as defined herein) upon the consummation of the Offering, as if all of such had been consummated at the beginning of fiscal 1996. The pro forma data for the thirty-nine weeks ended November 2, 1997, give effect to: (i) the Offering and the application of the estimated net proceeds therefrom; (ii) the amendment and restatement of the Senior Credit Facility on December 8, 1997; and (iii) the termination of the Management Agreement upon the consummation of the Offering, as if all of such had been consummated at the beginning of fiscal 1997. See "Use of Proceeds," "Capitalization," "Unaudited Pro Forma Condensed Consolidated Financial Data," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 (7) EBITDA represents income before net interest expense, provision for income taxes, depreciation and amortization expense, other non-cash charges (including the $12.9 million charge described in note (5) above), extraordinary items and non-recurring charges. While EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles ("GAAP") (and should not be considered as an indicator of operating performance or an alternative to cash flow (as measured by GAAP)), it is included herein because the Company's management believes it is a meaningful measure which provides additional information with respect to the ability of the Company to meet its future debt service, capital expenditure and working capital requirements. EBITDA has been calculated as described above in accordance with the terms of the indenture under which the 11% Senior Subordinated Notes (as defined) were issued and may differ in method of calculation from similarly titled measures used by other companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The computation of EBITDA for each of the respective periods shown is as follows (in thousands):

                                                                                                  THIRTY-NINE WEEKS ENDED
                                                                          FISCAL YEAR            -------------------------
                                                                 -----------------------------   OCTOBER 27,   NOVEMBER 2,
                                                                  1994       1995       1996        1996          1997
                                                                  ----       ----       ----     -----------   -----------
      Income (loss) before income taxes and extraordinary
        gain...................................................  $ 8,834   $(14,541)  $(36,518)    $10,581       $ 6,409
      Plus: Interest expense...................................   10,343     14,379     20,691      10,917        29,815
           Depreciation and amortization expenses..............   13,105     16,261     19,225      14,538        14,866
           Non-recurring Acquisition and Financings expenses...       --         --     32,637          --           584
           Other non-recurring and non-cash charges............       --         --     14,509          --            --
                                                                 -------   --------   --------     -------       -------
              Total............................................  $32,282   $ 16,099   $ 50,544     $36,036       $51,674
                                                                 =======   ========   ========     =======       =======

     EBITDAR represents EBITDA plus operating lease rental expense. Because the proportion of stores leased versus owned varies among the industry competitors, the Company believes that EBITDAR permits a meaningful comparison of operating performance among industry competitors. The Company leases substantially all of its stores.

 (8) Represents sales to commercial accounts, including sales from stores without Commercial Sales Centers.

 (9) Total store square footage is based on the Company's actual store formats and includes normal selling, office, stockroom and receiving space. Average net sales per store and average net sales per store square foot are based on the average of beginning and ending number of stores and store square footage and are not weighted to take into consideration the actual dates of store openings, closings or expansions.

(10) Comparable store net sales data is calculated based on the change in net sales commencing after the time a new store has been open twelve months. The first twelve months during which a new store is open are not included in the comparable store calculation. Relocations are included in comparable store net sales from the date of opening.

(11) As adjusted to reflect the amendment and restatement of the Senior Credit Facility on December 8, 1997, and certain equity and debt financings associated therewith. See "Capitalization."


(12) As further adjusted to reflect the Offering and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     Prospective purchasers of shares of Common Stock should consider carefully the following risk factors relating to the Offering and the business of the Company, together with information and financial data set forth elsewhere in this Prospectus, prior to making an investment decision.

RISKS RELATED TO GROWTH STRATEGY

     In order to improve its future operating results, the Company has undertaken certain initiatives, including implementation of the Company's store growth strategy, which is based, in part, on expanding selected stores, relocating existing stores and adding new stores primarily in markets currently served by the Company. The future growth and financial performance of the Company are, therefore, dependent upon a number of factors, including the Company's ability to locate and obtain acceptable store sites, negotiate favorable lease terms, complete the construction of new and relocated stores in a timely manner, hire, train and retain competent managers and associates, and integrate new stores into the Company's systems and operations. There can be no assurance that the Company's opening of new stores in markets already served by the Company will not adversely affect existing store profitability. There also can be no assurance that the Company will be able to manage its growth effectively. In addition, there can be no assurance that the Company will be successful in integrating acquired stores into its systems in a timely manner. See "Business -- Store Growth Strategy."

SUBSTANTIAL LEVERAGE AND DEBT SERVICE OBLIGATIONS

     The Company is highly leveraged. After giving effect to the Offering, the Company will have an aggregate of approximately $250.0 million of outstanding indebtedness for borrowed money. The degree to which the Company is leveraged could have important consequences to holders of the Common Stock, including the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on the Company's indebtedness, thereby reducing the funds available to the Company for other purposes; (iii) indebtedness under Auto's Amended and Restated Senior Credit Facility (the "Senior Credit Facility") will be at variable rates of interest, which will cause the Company to be vulnerable to increases in interest rates; (iv) the Company may be hindered in its ability to adjust rapidly to changing market conditions; and (v) the Company's substantial degree of leverage could make it more vulnerable in the event of a downturn in general economic conditions or in its business.

HISTORY OF PREVIOUS LOSSES DURING FOUR OF THE LAST FIVE FISCAL YEARS

     The Company incurred net losses during four of its last five fiscal years, including a loss of $3.9 million in fiscal 1992, $1.2 million in fiscal 1993, $9.1 million in fiscal 1995 and $24.7 million in fiscal 1996. The Company also incurred an operating loss of $0.2 million in fiscal 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." While income before taxes for fiscal 1996 would have been $10.6 million before non-recurring Acquisition and Financings expenses and provisions for store closings and other non-recurring charges, $10.6 million for the thirty-nine weeks ended October 27, 1996 and $6.4 million for the thirty-nine weeks ended November 2, 1997, there can be no assurance that the Company will be profitable or achieve continued growth in operating performance.

RESTRICTIVE LOAN COVENANTS

     The Senior Credit Facility imposes upon Auto certain financial and operating covenants including, among other things, requirements that Auto maintain certain financial ratios and satisfy certain financial tests, limitations on capital expenditures, and restrictions on the ability of the Company to incur indebtedness, pay dividends and take certain other corporate actions. All of these restrictions may impair the Company's ability to expand or to pursue its business strategies. The Senior Credit Facility requires that, under certain circumstances, Auto make prepayments of the term loans outstanding thereunder with (i) 50% of any Excess Cash Flow (as defined therein) and (ii) a portion of the Net Proceeds (as defined therein) from certain offerings of the Company's voting stock, including the Offering. See "Use of Proceeds" and "Description of Certain Indebtedness -- Senior Credit Facility."

     In addition to the limits imposed by the Senior Credit Facility, instruments evidencing future borrowings by the Company will likely contain similar restrictions. Changes in economic or business conditions, results of operations or other factors could in the future cause a violation of one or more covenants in the Company's debt instruments, entitling the holders of such indebtedness to declare the indebtedness immediately due and payable. There can be no assurance that the assets of the Company will be sufficient to repay any such accelerated indebtedness and any other indebtedness containing cross-default provisions to such indebtedness.

COMPETITION

     The retail sale of automotive parts and accessories is highly competitive. The Company competes primarily with national and regional retail automotive parts chains, wholesalers or jobber stores (some of which are associated with national parts distributors or associations), automobile dealers that supply manufacturer parts and mass merchandisers that carry automotive replacement parts and accessories. Some of the Company's competitors have greater financial resources, are more geographically diverse and have greater name recognition than the Company. See "Business -- Competition."

DEPENDENCE ON EXECUTIVE OFFICERS

     The Company's success depends on the efforts of its executive officers. No assurance can be given that the loss of one or more of the Company's executive officers would not have an adverse impact on the Company. The Company does not maintain "key person" life insurance with respect to its executive officers. The Company's continued success will also be dependent upon its ability to retain existing, and attract additional, qualified personnel to meet the Company's needs. See "Management -- Directors and Executive Officers."

SENSITIVITY TO REGIONAL ECONOMIC AND WEATHER CONDITIONS

     All of the Company's stores are located in the Western United States. As a result, the Company's business is sensitive to the economic and weather conditions of that region. In recent years, certain parts of that region have experienced economic recessions and extreme weather conditions. Although temperature extremes tend to enhance sales by causing a higher incidence of parts failure and increasing sales of seasonal products, unusually severe weather can reduce sales by causing deferral of elective maintenance, particularly among the Company's DIY customers. No prediction can be made as to future economic or weather conditions in the region in which the Company operates or the impact that such conditions may have on the Company's results of operations.

CONTROL BY PRINCIPAL STOCKHOLDERS; PROCEEDS TO AFFILIATES

     Upon consummation of the Offering, members of the Investcorp Group (as defined herein) and the Carmel Trust, a trust governed by the laws of Canada ("Carmel"), Transatlantic Finance, Ltd., an affiliate of Carmel ("Transatlantic" and, with Carmel, the "Carmel Group"), and the Company's senior management will own, in the aggregate, approximately 71.8% of the outstanding shares of Common Stock. Until such time, if ever, that there is a significant decrease in the percentage of outstanding shares held by such stockholders, these stockholders will be able to control the Company through their ability to determine the outcome of votes of stockholders regarding, among other things, election of directors and approval of significant transactions. See "Principal Stockholders" and "Certain Transactions -- Stockholders' Agreement." As a result of the redemption of the 12% Subordinated Notes (as defined herein), a substantial portion of the net proceeds of the Offering will be paid to an affiliate of Carmel and an entity in which Investcorp formerly held a minority interest. See "Use of Proceeds" and "Certain Transactions."

IMMEDIATE AND SUBSTANTIAL DILUTION


     Purchasers of Common Stock in the Offering will experience immediate and substantial dilution in the net tangible book value of the Common Stock. As of November 2, 1997, as adjusted to reflect the amendment and restatement of the Senior Credit Facility on December 8, 1997, and the debt and equity financings associated with the Trak West Acquisition, the net tangible book value per share was a deficit of $4.55. As of such date, existing stockholders would experience an immediate increase in net tangible book value per share of $6.16 and new investors purchasing shares in the Offering would experience immediate dilution in net tangible book value per share of $18.39. See "Dilution."


EFFECT OF CHANGE OF CONTROL AND STATUTORY PROVISIONS

     The Senior Credit Facility and the indenture governing the 11% Senior Subordinated Notes (as defined herein) contain provisions that, under certain circumstances, will cause such indebtedness to become due upon the occurrence of a change of control of the Company, including the election to the Board of Directors of a majority of directors that were not nominated by the Investcorp Group. Upon the consummation of the Offering, a majority of the Board of Directors will be nominees of the Investcorp Group. See "Description of Certain Indebtedness." These provisions could have the effect of making it more difficult for a third party to acquire control of the Company.

     The Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. See "Description of Capital Stock -- Certain Provisions of Delaware Law."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY IN PRICE OF COMMON STOCK


     Prior to the Offering, there has been no public market for the Common Stock. Application will be made to list the Common Stock on the NYSE. Even if the Common Stock is listed on the NYSE, there can be no assurance that an active public market for the Common Stock will develop or be sustained after the Offering. The initial public offering price was determined by negotiations between the Company and the representatives of the Underwriters, and may bear no relationship to the market price of the Common Stock after the Offering. See "Underwriting." Subsequent to the Offering, prices for the Common Stock will be determined by the market and may be influenced by a number of factors, including the depth and liquidity of the market for the Common Stock, investor perceptions of the Company and other automotive parts companies and general economic and other conditions. In addition, the stock market may experience volatility that affects the market prices of companies in ways unrelated to the operating performance of such companies, and such volatility could adversely affect the market price of the Common Stock.


SHARES ELIGIBLE FOR FUTURE SALE; POSSIBLE ADVERSE EFFECT ON FUTURE MARKET PRICE

     Upon consummation of the Offering, 26,613,388 shares of Common Stock will be outstanding. The 7,500,000 shares (8,625,000 if the over-allotment option is exercised in full) sold in the Offering will be freely transferable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except for shares acquired by "affiliates" of the Company as that term is defined under the Securities Act. Of the remaining 19,113,388 outstanding shares of Common Stock, 744,401 were sold in offshore distributions under Regulation S to members of the Investcorp Group within the past year, 7,480,647 were sold in offshore distributions under Regulation S to members of the Investcorp Group more than one year ago and 10,888,340 are deemed to be restricted securities. Pursuant to Rule 701 under the Securities Act, 180,600 of the restricted securities will be available for resale in the public market without restriction commencing 90 days after the date of this Prospectus. Commencing 90 days after the date of this Prospectus, all of the remaining restricted securities are eligible for sale in the public market in compliance with Rule 144 under the Securities Act. Subject to certain exceptions, the Company and all of the present stockholders of the Company have agreed that they will not offer, issue, pledge, sell, transfer or otherwise dispose of any shares of Common Stock or securities convertible into or exercisable or exchangeable for shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. There can be no assurance that an increase in the number of shares of Common Stock that are freely tradeable will not adversely affect the market price of the Common Stock after the Offering. See "Principal Stockholders" and "Underwriting."

     At the expiration of the 180-day period described above, or earlier with the written consent of Donaldson, Lufkin & Jenrette Securities Corporation, the holders of 81,805 shares of Common Stock will have the right to sell shares of the Common Stock without regard to the volume or the other limitations of Rule 144 under the Securities Act. At the expiration of the 180-day period described above, the holders of 18,932,789 shares of Common Stock will have demand registration rights and piggy-back registration rights with respect to such shares. See "Certain Transactions -- Stockholders' Agreement."

     The Company intends to file a registration statement on Form S-8 under the Securities Act to register the sale of the 1,710,500 shares of Common Stock reserved for issuance under the Plans. As a result, any shares issued upon exercise of stock options granted under any such plan will be available, subject to special rules for affiliates, for resale in the public market after the effective date of such registration statement, subject to applicable lock-up arrangements. See "Management -- 1996 Associate and Executive Stock Option Plans."

     No prediction can be made as to the effect, if any, that future sales of shares of Common Stock or the availability of shares of Common Stock for future sale would have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market following the Offering, or the perception that such sales could occur, could have an adverse effect on prevailing market prices for the Common Stock. See "Shares Eligible for Future Sale" and "Underwriting."

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the sale of 7,500,000 shares of Common Stock offered hereby are estimated to be approximately $138.1 million ($159.1 million if the Underwriters' over-allotment option is exercised in full) after deducting underwriting discounts and commissions and estimated offering expenses. The Company intends to use the net proceeds for:


         (i) the redemption of $50.0 million in aggregate principal amount of the 12% Subordinated Notes for approximately $50.5 million (including a redemption premium of 1%, or $0.5 million);

         (ii) the redemption of $43.8 million in aggregate principal amount of the 11% Senior Subordinated Notes for approximately $48.1 million (including a redemption premium of 10%, or $4.4 million); and


        (iii) the repayment of approximately $39.5 million of outstanding indebtedness under the Senior Credit Facility ($60.5 million if the Underwriters' over-allotment option is exercised in full).


     For further information on the interest rates, maturity and other terms of the Senior Credit Facility, the 11% Senior Subordinated Notes and the 12% Subordinated Notes, see "Description of Certain Indebtedness" and "Certain Transactions."

                                DIVIDEND POLICY

     The Company currently does not intend to pay any dividends on the Common Stock in the foreseeable future.

     The Company is a holding company with no business operations of its own. The Company therefore is dependent upon payments, dividends and distributions from Auto for funds to pay dividends to stockholders of the Company. Auto currently intends to retain any earnings for support of its working capital, repayment of indebtedness, capital expenditures and other general corporate purposes. Auto has no current intention of paying dividends or making other distributions to the Company in excess of amounts necessary to pay the Company's operating expenses and taxes. The Senior Credit Facility and the indenture governing the 11% Senior Subordinated Notes contain restrictions on Auto's ability to pay dividends or make payments or other distributions to the Company. See "Description of Certain Indebtedness."

                                 CAPITALIZATION


     The following table sets forth the consolidated capitalization of the Company as of November 2, 1997, and is (i) "as adjusted" to reflect the amendment and restatement of the Senior Credit Facility on December 8, 1997, the related $22.0 million equity investment by affiliates of the Company's existing stockholders and approximately $12.8 million of additional borrowings under the Senior Credit Facility used in the Trak West Acquisition, and (ii) "as further adjusted" to reflect the sale by the Company of 7,500,000 shares offered hereby and the application of the estimated net proceeds therefrom as set forth under the caption "Use of Proceeds":



                                                                  AS OF NOVEMBER 2, 1997
                                                          --------------------------------------
                                                                      (IN THOUSANDS)
                                                                                      AS FURTHER
                                                           ACTUAL      AS ADJUSTED     ADJUSTED
                                                          ---------    -----------    ----------
Cash and cash equivalents...............................  $   6,316     $   6,316     $   6,316
                                                          =========     =========     =========
Long-term debt (including current portion):
  Senior Credit Facility:(1)
     Revolving credit facility..........................  $  74,000     $  12,800     $  12,800
     Term loan..........................................     99,500       175,000       135,487
  11% Senior Subordinated Notes.........................    125,000       125,000        81,250
  12% Subordinated Notes................................     50,000        50,000            --
  Capital lease obligations.............................     20,544        20,544        20,544
                                                          ---------     ---------     ---------
          Total long-term debt..........................    369,044       383,344       250,081
Stockholders' equity (deficit):
  Common stock(2).......................................        171           189           264
  Additional paid-in capital(3).........................    106,677       127,659       265,722
  Accumulated deficit(4)................................   (199,207)     (202,472)     (211,918)
                                                          ---------     ---------     ---------
          Total stockholders' equity (deficit)..........    (92,359)      (74,624)       54,068
                                                          ---------     ---------     ---------
          Total capitalization..........................  $ 276,685     $ 308,720     $ 304,149
                                                          =========     =========     =========


---------------

(1) The amendment and restatement of the Senior Credit Facility on December 8, 1997, provided for, among other things, a $75.5 million increase in the term loan to $175.0 million and a $25.0 million increase in the availability under the revolving credit facility to $125.0 million and a reduction in the applicable interest rates. The Company incurred approximately $1.5 million in fees in connection with such amendment and restatement.

(2) Excludes 2,037,120 shares subject to options outstanding upon the consummation of the Offering, 180,600 shares purchased by senior management of the Company subsequent to November 2, 1997 and 631,260 additional shares reserved for issuance pursuant to options available for grant under the Company's 1996 Associate and Executive Stock Option Plans. See
    "Management -- Management Stock Purchase Agreements and 1997 Stock Loan Plan" and "Management -- 1996 Associate and Executive Stock Option Plans."

(3) The "as adjusted" amount reflects the additional equity investment by affiliates of the Company's existing stockholders, net of applicable placement fees. See "Certain Transactions."

(4) The Company estimates that it will record an extraordinary loss of approximately $3.3 million, net of taxes, in connection with the write-off of a portion of deferred debt issuance costs associated with the amendment and restatement of the Senior Credit Facility on December 8, 1997. In addition, the Company estimates that it will record an extraordinary loss of approximately $6.9 million, net of taxes, upon the closing of the Offering, consisting of the premiums to be paid in connection with the redemption of indebtedness and the write-off of a portion of deferred debt issuance costs. In addition, upon consummation of the Offering, the Company estimates that it will record a one-time charge of approximately $4.0 million relating to the unamortized portion of deferred management fees to be written-off in connection with the termination of the Management Agreement. See "Use of Proceeds," "Unaudited Pro Forma Condensed Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                    DILUTION


     The net tangible book value of the Company as of November 2, 1997, as adjusted to reflect the amendment and restatement of the Senior Credit Facility on December 8, 1997, and the debt and equity financings associated with the Trak West Acquisition, was a deficit of approximately $86.1 million, or approximately $4.55 per share of Common Stock. This deficit is primarily attributable to the redemption of the Company's stock held by Carmel in connection with the Acquisition and Financings. Net tangible book value (deficit) per share represents the excess of the total tangible assets of the Company over total liabilities and divided by the number of shares of Common Stock outstanding. After giving effect to the sale of the 7,500,000 shares of Common Stock offered hereby and after deducting the underwriting discounts and commissions and estimated offering expenses, the pro forma net tangible book value of the Company as of November 2, 1997 would have been $42.5 million, or approximately $1.61 per share of Common Stock. This represents an immediate increase in net tangible book value of $6.16 per share of Common Stock to existing stockholders and an immediate dilution of $18.39 per share to new investors purchasing shares in the Offering. Dilution per share represents the difference between the price per share to be paid by new investors and the net tangible book value per share of Common Stock after giving effect to the Offering.


     The following table illustrates this per share dilution:


Initial public offering price per share.....................          $20.00
  Deficit in net tangible book value per share as of
     November 2, 1997 (as adjusted).........................  $(4.55)
  Increase in net tangible book value per share attributable
     to the Offering........................................    6.16
                                                              ------
Pro forma net tangible book value per share, as adjusted for
  the Offering..............................................            1.61
                                                                      ------
Dilution per share to new investors.........................          $18.39
                                                                      ======


     The following table summarizes, on a pro forma basis as of November 2, 1997, after giving effect to the Offering and the equity financings associated with the Trak West Acquisition, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by existing stockholders and the new investors in the
Offering:

                                                                                       AVERAGE
                                   SHARES PURCHASED         TOTAL CONSIDERATION         PRICE
                                 ---------------------    ------------------------       PER
                                   NUMBER      PERCENT       AMOUNT        PERCENT      SHARE
                                 ----------    -------    -------------    -------    ---------
                                                          (IN MILLIONS)
Existing stockholders..........  18,932,789      71.6%       $227.9          60.3%     $12.04
New investors..................   7,500,000      28.4         150.0          39.7      $20.00
                                 ----------     -----        ------         -----
          Total................  26,432,789     100.0%       $377.9         100.0%
                                 ==========     =====        ======         =====


     The preceding tables exclude 180,600 shares purchased for $12.04 per share by senior management of the Company subsequent to November 2, 1997. See "Management -- Management Stock Purchase Agreements and 1997 Stock Loan Plan."


     As of February 17, 1998, there were options outstanding to purchase a total of 2,037,120 shares of Common Stock at a weighted average exercise price of $13.17 per share. To the extent outstanding options are exercised, there will be further dilution to new investors. See "Management -- 1996 Associate and Executive Stock Option Plans" and "Shares Eligible for Future Sale."

                           ACQUISITION AND FINANCINGS

     In October 1996, certain affiliates of INVESTCORP S.A. ("Investcorp") and certain other investors (collectively with Investcorp, the "Investcorp Group") acquired a 51% common equity interest in the Company for $105.0 million in cash from Carmel, which previously had held 100% of the common equity interests in the Company. A corporation in which an affiliate of Investcorp held a minority interest also purchased $40.0 million in aggregate principal amount of the Company's 12% Subordinated Notes for $40.0 million in cash, and the Company in turn purchased $40.0 million of preferred stock of Auto. Transatlantic, an affiliate of Carmel, purchased $10.0 million in aggregate principal amount of the 12% Subordinated Notes, and the Company in turn purchased $10.0 million of preferred stock of Auto. Auto then borrowed $100.0 million under the Senior Credit Facility, which together with the net proceeds from the sale of $125.0 million of Auto's 11% Senior Subordinated Notes due 2006 and the net proceeds from the sale by Auto to the Company of $50.0 million of preferred stock, following a dividend to the Company by Auto, was used to redeem the stock of the Company held by Carmel for $238.5 million. Carmel then purchased from the Company for $100.9 million a 49% common equity interest in the Company. The foregoing transactions are referred to collectively as the "Acquisition and Financings." Following the Acquisition and Financings, the Investcorp Group owned a 51% common equity interest in the Company, a corporation in which an affiliate of Investcorp held a minority interest owned $40.0 million in aggregate principal amount of 12% Subordinated Notes, Carmel owned a 49% common equity interest in the Company, Transatlantic owned $10.0 million in aggregate principal amount of 12% Subordinated Notes and the Company owned 100% of the common equity and $50.0 million of preferred stock of Auto. The Company intends to use a portion of the net proceeds of the Offering to redeem the 12% Subordinated Notes. See "Use of Proceeds" and "Certain Transactions."

      UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

     The following unaudited pro forma condensed statements of operations (the "Pro Forma Financial Data") have been prepared by the Company's management from the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The unaudited pro forma condensed consolidated statement of operations for the fiscal year ended February 2, 1997 reflects adjustments to give effect to the Acquisition and Financings, the amendment and restatement of the Senior Credit Facility on December 8, 1997, and the Offering and the application of the net proceeds therefrom, as if all of such had been consummated and were effective as of the beginning of fiscal 1996. See "Acquisition and Financings." The unaudited pro forma condensed statement of operations for the thirty-nine weeks ended November 2, 1997, reflects adjustments to give effect to the amendment and restatement of the Senior Credit Facility on December 8, 1997, and the Offering and the application of the net proceeds therefrom, as if each had been consummated and were effective as of the beginning of fiscal 1997. The Pro Forma Financial Data do not give effect to the Trak West Acquisition or the debt and equity financings associated with such acquisition.

     The financial effects of the above-described transactions as presented in the Pro Forma Financial Data are not necessarily indicative of the Company's results of operations which would have been obtained had the transactions actually occurred on the date described above, nor are they necessarily indicative of the results of future operations. The Pro Forma Financial Data should be read in conjunction with the Notes thereto, which are an integral part thereof, the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

      UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                       FISCAL YEAR ENDED FEBRUARY 2, 1997


                                                            HISTORICAL    ADJUSTMENTS      PRO FORMA
                                                            -----------   ------------     ----------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales.................................................   $793,092             --        $793,092
Cost of sales.............................................    463,374             --         463,374
                                                             --------       --------        --------
Gross profit..............................................    329,718             --         329,718
Operating and administrative expenses.....................    298,004             --         298,004
Store closing costs.......................................     14,904             --          14,904
Acquisition charge -- equity participation agreements.....     20,174       $(20,174)(1)          --
                                                             --------       --------        --------
Income (loss) from operations.............................     (3,364)        20,174          16,810
Other Acquisition and Financings expenses.................     12,463        (12,463)(1)          --
Interest expense, net.....................................     20,691          1,081(2)       21,772
                                                             --------       --------        --------
Income (loss) before provision for taxes..................    (36,518)        31,556          (4,962)
Provision (benefit) for income taxes......................    (11,859)        10,248(3)       (1,611)
                                                             --------       --------        --------
          Net income (loss)...............................   $(24,659)      $ 21,308        $ (3,351)
                                                             ========       ========        ========
          Net income (loss) per share.....................   $  (1.36)                      $  (0.13)
                                                             ========                       ========
          Weighted average shares used for computation....     18,110                         25,610
                                                             ========                       ========


                    THIRTY-NINE WEEKS ENDED NOVEMBER 2, 1997


                                                            HISTORICAL    ADJUSTMENTS      PRO FORMA
                                                            -----------   ------------     ----------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales.................................................   $636,465             --        $636,465
Cost of sales.............................................    358,917             --         358,917
                                                             --------       --------        --------
Gross profit..............................................    277,548             --         277,548
Operating and administrative expenses.....................    239,932             --         239,932
Store closing costs.......................................      1,392             --           1,392
                                                             --------       --------        --------
Income from operations....................................     36,224             --          36,224
Interest expense, net.....................................     29,815        (12,583)(2)      17,232
                                                             --------       --------        --------
Income before provision for taxes.........................      6,409         12,583          18,992
Provision for income taxes................................      2,471          4,851(3)        7,322
                                                             --------       --------        --------
          Net income......................................   $  3,938       $  7,732        $ 11,670
                                                             ========       ========        ========
          Net income per share............................   $   0.21                       $   0.45
                                                             ========                       ========
          Weighted average shares used for computation....     18,574                         26,074
                                                             ========                       ========


    See accompanying notes to the unaudited pro forma condensed consolidated statement of operations.

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENTS OF OPERATIONS

(1) Amounts hereunder reflect certain non-recurring charges which were incurred in October 1996 as a direct result of the consummation of the Acquisition and Financings, including the following: (i) amounts paid to members of management pursuant to existing equity participation agreements of $19.9 million ($20.2 million including a provision for estimated payroll taxes thereon), and (ii) expenses incurred in connection with the Acquisition and Financings of $12.5 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Effect of Acquisition and Financings," "Management -- Equity Participation Agreements" and Note 2 to Consolidated Financial Statements.

(2) The interest expense adjustment is as follows (in thousands):


                                                       FISCAL YEAR   THIRTY-NINE
                                                          ENDED      WEEKS ENDED
                                                       FEBRUARY 2,   NOVEMBER 2,
                                                          1997          1997
                                                       -----------   -----------
ACQUISITION AND FINANCINGS ADJUSTMENTS:
Historical interest expense on prior credit
  agreement..........................................   $ (7,104)     $     --
Amortization of deferred financing fees written-off
  upon retirement of prior credit agreement..........       (950)           --
Interest expense on the Senior Credit Facility
  assuming a composite interest rate of 9.0%.........      9,042            --
Interest expense on the 11% Senior Subordinated
  Notes..............................................     10,313            --
Interest expense on the 12% Subordinated Notes.......      4,500            --
Amortization of deferred financing fees for the
  Senior Credit Facility, the 11% Senior Subordinated
  Notes and the 12% Subordinated Notes...............      2,058            --

OTHER ADJUSTMENTS:
Interest and amortization expense reduction resulting
  from the Offering and repayment of approximately
  $133.3 million of long term debt. See "Use of
  Proceeds.".........................................    (14,979)      (11,138)
Interest expense reduction resulting from the
  amendment and restatement of the Senior Credit
  Facility...........................................     (1,799)       (1,445)
                                                        --------      --------
          Total interest expense adjustment..........   $  1,081      $(12,583)
                                                        ========      ========


(3) Represents the tax effect of the foregoing adjustments at effective tax rates of approximately 32.5% and 38.5%, respectively.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated statement of operations, balance sheet and operating data of the Company. The selected statement of operations and balance sheet data for the fiscal year ended February 2, 1997 are derived from the Company's Consolidated Financial Statements, which have been audited by Coopers & Lybrand L.L.P., independent accountants, and appear elsewhere herein. The selected statement of operations and balance sheet data for each of the two fiscal years during the period ended January 28, 1996 are derived from the Company's Consolidated Financial Statements, which have been audited by Price Waterhouse LLP, independent accountants, and appear elsewhere herein. The selected statements of operations and balance sheet data for each of the two fiscal years during the period ended January 30, 1994 are derived from the Company's unaudited Consolidated Financial Statements. The selected statements of operations and balance sheet data for the thirty-nine weeks ended October 27, 1996 and November 2, 1997 have been derived from the Company's unaudited Consolidated Financial Statements and include, in the opinion of the Company's management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the data for such periods and are not necessarily indicative of the results to be expected for a full fiscal year or for any future period. The data presented below should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus, the other financial information included herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                         THIRTY-NINE WEEKS ENDED
                                                                FISCAL YEAR(1)                           -----------------------
                                        --------------------------------------------------------------    OCT. 27,     NOV. 2,
                                         1992(2)      1993(2)      1994(3)      1995(4)      1996(5)        1996         1997
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                    (IN THOUSANDS, EXCEPT PER SHARE, SQUARE FOOT AND STORE AMOUNTS)
STATEMENT OF OPERATIONS DATA

  Net sales...........................  $  704,606   $  744,541   $  688,135   $  718,352   $  793,092   $  592,415   $  636,465
  Costs and expenses:
    Cost of sales.....................     431,861      456,263      410,358      433,817      463,374      349,666      358,917
    Operating and administrative......     263,384      273,836      255,922      281,387      298,004      218,680      239,932
    Store closing costs...............         943        3,526        2,678        3,310       14,904        2,571        1,392
    Acquisition charge................          --           --           --           --       20,174           --           --
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Operating profit (loss).............       8,418       10,916       19,177         (162)      (3,364)      21,498       36,224
  Other Acquisition and Financings
    expenses..........................          --           --           --           --       12,463           --           --
  Loss on sale of subsidiary..........          --        1,056           --           --           --           --           --
  Interest expense, net...............      12,362       11,752       10,343       14,379       20,691       10,917       29,815
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Income (loss) before taxes and
    extraordinary gain................      (3,944)      (1,892)       8,834      (14,541)     (36,518)      10,581        6,409
  Income tax expense (benefit)........          --         (731)          68       (5,447)     (11,859)       4,148        2,471
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Income (loss) before extraordinary
    gain..............................      (3,944)      (1,161)       8,766       (9,094)     (24,659)       6,433        3,938
  Extraordinary gain..................          --           --       97,186           --           --           --           --
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net income (loss)...................  $   (3,944)  $   (1,161)  $  105,952   $   (9,094)  $  (24,659)  $    6,433   $    3,938
                                        ==========   ==========   ==========   ==========   ==========   ==========   ==========
  Net income (loss) per share.........                                                      $    (1.36)  $     0.36   $     0.21
  Weighted average shares used for
    computation.......................                                                          18,110       17,917       18,574
OTHER DATA
  EBITDA (6)..........................  $   21,406   $   23,102   $   32,282   $   16,099   $   50,544   $   36,036   $   51,674
  EBITDAR (6).........................      60,922       58,595       70,964       61,453       98,450       74,243       94,403
  Capital expenditures................       5,031       14,910       14,597       11,640        6,317        3,426       12,468
  Commercial sales (7)................       7,531       18,602       32,630       60,840       89,551       66,155       87,703
  Net cash provided by (used in)
    operating activities..............      10,481       17,569       15,120        1,354      (38,366)      15,855      (16,139)
  Net cash (used in) investing
    activities........................      (4,582)     (14,943)     (18,983)      (7,888)     (10,686)      (5,397)     (14,297)
  Net cash provided by (used in)
    financing activities..............      (4,503)         227       (5,383)       8,028       49,911       (9,310)      31,529
SELECTED ADDITIONAL OPERATING DATA
  Number of stores (end of period)....         524          538          544          566          580          575          606
  Total store square footage (000s)
    (end of period)...................       2,789        2,992        3,097        3,329        3,631        3,527        4,014
  Average net sales per store (8).....  $    1,098   $    1,215   $    1,272   $    1,294   $    1,384   $    1,039   $    1,073
  Average net sales per store square
    foot (8)..........................         207          223          226          224          228          172          167
  Percentage increase in comparable
    store net sales (9)...............          14%          10%           5%           2%           6%           6%           5%
BALANCE SHEET DATA
  Net working capital.....................$ 90,653     $ 78,003     $ 77,627     $ 81,048     $121,157     $ 91,184     $156,808
  Total assets............................ 334,739      294,806      350,830      391,319      443,986      393,530      490,268
  Total debt (including current
    maturities)........................... 198,593      187,807      105,601      122,003      285,680      116,172      369,044
  Stockholders' equity (deficit).......... (35,700)     (36,861)      69,091       59,997     (102,263)      66,431      (92,359)

---------------

(1) The Company's fiscal year consists of 52 or 53 weeks ending on the Sunday nearest to January 31 of the following calendar year. All fiscal years presented are 52 weeks except for the fiscal year ended February 2, 1997 which consists of 53 weeks.

(2) The Company was formed in July 1993 as a holding company for an entity which owned (i) Auto, (ii) another retailer of automotive parts and accessories, and (iii) other immaterial operations. The information provided for fiscal 1992 and fiscal 1993 prior to the formation of the Company reflects the operations of this entity on a predecessor basis, all of which operations other than Auto were sold, liquidated or disposed of prior to December 31, 1993.

(3) Net income in fiscal 1994 includes an extraordinary gain of $97.2 million resulting from cancellation of a portion of the Company's long-term debt. See Notes 5 and 11 to Consolidated Financial Statements.

(4) Results of operations in fiscal 1995 include the following non-recurring items: (i) cost of sales includes preopening expenses of $1.6 million associated with the opening of the new distribution center in Phoenix, Arizona; and (ii) operating and administrative expenses include $5.3 million of non-recurring software development costs associated with the new store-level information systems installed by the Company during fiscal 1995. In addition, the Company believes that its operations and operating results were adversely impacted during fiscal 1995 as a result of the start up costs associated with the implementation of many new initiatives. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(5) Amounts hereunder reflect certain non-recurring charges which were incurred in October 1996 when the Acquisition and Financings were consummated, including the following: (i) amounts paid to members of management pursuant to existing equity participation agreements of $19.9 million ($20.2 million including a provision for estimated payroll taxes thereon), of which $9.9 million was paid in October 1996 (the remaining balance was paid in November
    1997), and (ii) expenses incurred in connection with the Acquisition and Financings of $12.5 million. Amounts hereunder also include a charge of $12.9 million for store closing costs. See "Management -- Equity Participation Agreements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 12 to Consolidated Financial Statements.

(6) EBITDA represents income before net interest expense, provision for income taxes, depreciation and amortization expense, other non-cash charges (including the $12.9 million charge described in note (5) above), extraordinary items and non-recurring charges. While EBITDA is not intended to represent cash flow from operations as defined by GAAP (and should not be considered as an indicator of operating performance or an alternative to cash flow (as measured by GAAP)), it is included herein because the Company's management believes it is a meaningful measure which provides additional information with respect to the ability of the Company to meet its future debt service, capital expenditure and working capital requirements. EBITDA has been calculated as described above in accordance with the terms of the indenture under which the 11% Senior Subordinated Notes were issued and may differ in method of calculation from similarly titled measures used by other companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The computation of EBITDA for each of the respective periods shown is as follows (in thousands):

                                                                                                    THIRTY-NINE WEEKS
                                                                                                          ENDED
                                                                   FISCAL YEAR                      ------------------
                                                -------------------------------------------------   OCT. 27,   NOV. 2,
                                                 1992      1993      1994       1995       1996       1996      1997
                                                -------   -------   -------   --------   --------   --------   -------
   Income (loss) before income taxes and
     extraordinary gain.......................  $(3,944)  $(1,892)  $ 8,834   $(14,541)  $(36,518)  $10,581    $ 6,409
     Plus:
   Interest expense, net......................   12,362    11,762    10,343     14,379     20,691    10,917     29,815
   Depreciation and amortization expense......   12,988    12,176    13,105     16,261     19,225    14,538     14,866
   Non-recurring Acquisition and Financings
     expenses.................................       --        --        --         --     32,637        --        584
   Other non-recurring and non-cash charges...       --     1,056        --         --     14,509        --         --
                                                -------   -------   -------   --------   --------   -------    -------
           Total:.............................  $21,406   $23,102   $32,282   $ 16,099   $ 50,544   $36,036    $51,674
                                                =======   =======   =======   ========   ========   =======    =======

     EBITDAR represents EBITDA plus operating lease rental expense. Because the proportion of stores leased versus owned varies among the industry competitors, the Company believes that EBITDAR permits a meaningful comparison of operating performance among industry competitors. The Company leases substantially all of its stores.

(7) Represents sales to commercial accounts, including sales from stores without Commercial Sales Centers.

(8) Total store square footage is based on the Company's actual store formats which include normal selling, office, stockroom and receiving space. Average net sales per store and average net sales per store square foot are based on the average of beginning and ending number of stores and store square footage and are not weighted to take into consideration the actual dates of store openings, closings or expansions.

(9) Comparable store net sales data is calculated based on the change in net sales commencing after the time a new store has been open twelve months. The first twelve months a new store is open are not included in the comparable store calculation. Relocations are included in comparable store net sales from the date of opening.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     As used in this section, fiscal 1996 represents the 53 weeks ended February 2, 1997; fiscal 1995 represents the 52 weeks ended January 28, 1996; fiscal 1994 represents the 52 weeks ended January 29, 1995.

GENERAL

     The Company is the largest retailer of automotive parts and accessories in the Western United States and one of the largest such retailers in the United States based, in each case, on its number of stores. As of February 1, 1998, the Company operated 718 stores as one fully integrated company primarily under three brand names: Checker Auto Parts, founded in 1968 and operating in the Southwestern and Rocky Mountain states; Schuck's Auto Supply, founded in 1917 and operating in the Pacific Northwest; and Kragen Auto Parts, founded in 1947 and operating primarily in California. Each has a long operating history, established name recognition and a loyal customer base. Based on store count, the Company believes that it is the largest retailer of automotive parts and accessories in 20 of its 27 markets.

     Over the past several years, the Company has introduced a variety of operating initiatives which have enabled it to significantly increase its productivity and the level and quality of service provided to customers. These initiatives include the implementation of a highly efficient, centralized infrastructure, the installation of sophisticated store-level information systems, the expansion of a rapidly growing and profitable Commercial Sales Program, and an accelerating new store opening and relocation program. Largely as a result of the success of these programs, the Company's profitability has increased, with operating profit increasing 68.5% to $36.2 million in the thirty-nine weeks ended November 2, 1997, from $21.5 million in the comparable period in fiscal 1996. The Company believes that these initiatives have provided the foundation for continued and profitable growth.

     Upon the consummation of the Offering, the Company estimates that it will record an extraordinary loss of approximately $6.9 million, net of taxes. Such extraordinary loss will consist primarily of the premiums to be paid in connection with the redemption of indebtedness and the write-off of a portion of deferred debt issuance costs. In addition, upon the consummation of the Offering, the Company estimates that it will record a one-time charge of approximately $4.0 million relating to the unamortized portion of deferred management fees to be written-off in connection with the termination of the Management Agreement. Additionally, in connection with the amendment and restatement of the Senior Credit Facility on December 8, 1997, the Company estimates that it incurred an extraordinary loss of approximately $3.3 million, net of taxes, attributable to the write-off of a portion of deferred debt issuance costs. See "Use of Proceeds" and "Capitalization." In addition, the Company expects to incur certain one-time charges in connection with the Trak West Acquisition. See "-- Trak West Acquisition."

     In the fourth quarter of fiscal 1997, the Company issued 180,600 shares of Common Stock and options to purchase 135,991 shares of Common Stock to certain of the Company's executives. In connection with the issuance of such Common Stock and options, the Company will recognize a charge to earnings in the fourth quarter of fiscal 1997 for the difference between the issuance or exercise price, as the case may be, and the fair market value of the Common Stock at the date of grant. The Company estimates that such charge will be approximately $1.1 million.

TRAK WEST ACQUISITION

     On December 8, 1997, the Company acquired the 82 Trak West stores located in the Los Angeles market from Trak Auto Corporation. The Trak West Acquisition provides the Company with a leading market position and a much greater presence (a total of 147 stores) in the large, strategically important Los Angeles market, without adding additional retail square footage to the market. By the end of the first quarter of fiscal 1998, the Company expects to complete the conversion of these stores to the Kragen name and store format and the integration of these stores into the Company's operations. The Company acquired these stores, which generated aggregate net sales of $90.9 million during the twelve months ended September 27, 1997, for a total cost of approximately $34.8 million. The Trak West Acquisition was funded with a $22.0 million equity investment by affiliates of the Company's existing stockholders and additional bank borrowings.

     These acquired stores were generally realizing operating margins significantly below those of the Company's stores. The Company intends to increase the revenues and profitability of these stores by significantly improving their stocking levels, merchandising and customer service. In addition, the Company intends to introduce its profitable and highly successful Commercial Sales Program to 43 of the Trak West stores and its Priority Parts operation to all of the Trak West stores. The Trak West Acquisition will also enable the Company to capitalize on significant economies of scale as the acquired stores will be serviced through the Company's existing warehouse and distribution system. In addition, the Company believes that by increasing its advertising presence in the Los Angeles market it will improve the financial performance of the acquired stores as well as the Company's 65 existing Los Angeles stores.

     In connection with the integration of the Trak West stores, the Company estimates it will incur one-time transition expenses of up to $6.0 million, consisting primarily of grand opening advertising, training and re-merchandising costs. The Company believes that such expenses will be recorded during the fourth quarter of fiscal 1997 and the first quarter of fiscal 1998. In addition, the Company estimates it will incur one-time capital expenditures of approximately $6.0 million, consisting primarily of expenditures related to equipment, store fixtures, signage and the installation of the Company's store-level information systems in the Trak West stores. The Company believes that such capital expenditures will be incurred primarily during the fourth quarter of fiscal 1997 and the first quarter of fiscal 1998.

EFFECT OF THE ACQUISITION AND FINANCINGS

     As a result of the Acquisition and Financings, the Company incurred approximately $12.5 million in fees and charges which were expensed in the fourth quarter of 1996 when the Acquisition and Financings were consummated. Such expenses were comprised of advisory and financing fees and expenses of approximately $11.5 million and an accrual for financing fees to an affiliate of Carmel of $1.0 million, which will be paid in March 1998.

     In addition, the Company became obligated to certain members of its management in the amount of approximately $19.9 million under its existing equity participation agreements. The Company expensed this full amount plus a provision for estimated payroll taxes thereon during the fourth quarter of fiscal 1996 when the Acquisition and Financings were consummated and paid $9.9 million (approximately 50% of the total obligation) with proceeds from the Financings. The Company paid the remaining balance in November 1997, and Carmel reimbursed the Company for approximately 60% (the estimated after tax cost to the Company) of the amount of such final payment. Such reimbursement was recorded as a contribution of capital. See "Management -- Equity Participation Agreements."

     There was no change to the Company's historical carrying value of assets and liabilities as a result of the Acquisition and Financings, as purchase accounting was not applicable. See "Acquisition and Financings."

RESULTS OF OPERATIONS

     The following table sets forth the statement of operations data for the Company expressed as a percentage of net sales for the fiscal years indicated:

                                                                                  THIRTY-NINE WEEKS ENDED
                                                     FISCAL YEAR                 -------------------------
                                       ---------------------------------------   OCTOBER 27,   NOVEMBER 2,
                                          1994          1995          1996          1996          1997
                                       -----------   -----------   -----------   -----------   -----------
Net sales............................     100.0%        100.0%        100.0%        100.0%        100.0%
Cost of sales........................      59.6          60.4          58.4          59.0          56.4
                                          -----         -----         -----         -----         -----
Gross profit.........................      40.4          39.6          41.6          41.0          43.6
Operating and administrative
  expenses...........................      37.2          39.2          37.6          36.9          37.7
Store closing costs..................       0.4           0.5           1.9           0.4           0.2
Acquisition charge -- equity
  participation agreements...........        --            --           2.5            --            --
                                          -----         -----         -----         -----         -----
Operating profit (loss)..............       2.8           0.0          (0.4)          3.6           5.7
Acquisition fees.....................        --            --           1.6            --            --
Interest expense, net................       1.5           2.0           2.6           1.8           4.7
Income tax expense (benefit).........        --          (0.7)         (1.5)          0.7           0.4
                                          -----         -----         -----         -----         -----
Income (loss) before extraordinary
  gain...............................       1.3          (1.3)         (3.1)          1.1           0.6
Extraordinary gain...................      14.1            --            --            --            --
                                          -----         -----         -----         -----         -----
Net income (loss)....................      15.4%         (1.3)%        (3.1)%         1.1%          0.6%
                                          =====         =====         =====         =====         =====

     Gross profit consists primarily of net sales less the cost of sales and warehouse and distribution expenses. Gross profit as a percentage of net sales may be affected by variations in the Company's product mix, price changes in response to competitive factors and fluctuations in merchandise costs and vendor programs.

     Operating and administrative expenses are comprised of store payroll, store occupancy, advertising expenses, other store expenses and general and administrative expenses, including salaries and related benefits of corporate employees, administrative office occupancy expenses, data processing, professional expenses and other related expenses.

  THIRTY-NINE WEEKS ENDED NOVEMBER 2, 1997 COMPARED TO THIRTY-NINE WEEKS ENDED OCTOBER 27, 1996

     Net sales for the thirty-nine weeks ended November 2, 1997 increased $44.0 million, or 7.4%, over net sales for the comparable period of fiscal 1996. Comparable store sales increased $26.5 million, or 4.6%, and new stores contributed $17.5 million to the increase in net sales for the thirty-nine weeks ended November 2, 1997 over the comparable period of fiscal 1996. Sales to commercial customers increased 32.6% to $87.7 million for the thirty-nine weeks ended November 2, 1997, from $66.2 million for the comparable period of fiscal 1996. During the thirty-nine weeks ended November 2, 1997, the Company opened 35 new stores, relocated 28 stores to larger facilities, expanded one store at an existing location, sold 4 stores and closed 5 stores in addition to those closed due to relocations. At November 2, 1997, the Company had 606 stores in operation.

     Gross profit for the thirty-nine weeks ended November 2, 1997 was $277.5 million, or 43.6% of net sales, compared to $242.7 million, or 41.0% of net sales, for the comparable period of fiscal 1996. The increase in gross profit percentage resulted from the Company's ability to obtain generally better pricing and more favorable terms from its vendors as a result of the Company's improving operating results and financial condition. In addition, the Company has realized an increase in sales of automotive replacement parts which produce a higher gross profit percentage than other product categories. Gross profit percentage was also favorably affected by efficiencies produced by the Company's warehousing and distribution systems. Warehouse and distribution costs decreased as a percent of net sales to 3.4% for the thirty-nine weeks ended November 2, 1997, compared to 3.7% of net sales for the comparable period of fiscal 1996.

     Operating and administrative expenses increased by $21.2 million to $239.9 million, or 37.7% of net sales, for the thirty-nine weeks ended November 2, 1997 from $218.7 million, or 36.9% of net sales for the comparable period of fiscal 1996. The increase in this expense as a percentage of net sales is primarily the result of the incremental operating costs of new stores that are in the early stages of maturation.

     Operating profit increased to $36.2 million, or 5.7% of net sales, for the thirty-nine weeks ended November 2, 1997, compared to $21.5 million, or 3.6% of net sales, for the comparable period of fiscal 1996, due to the factors cited above.

     Interest expense for the thirty-nine weeks ended November 2, 1997 totaled $29.8 million, compared to $10.9 million for the thirty-nine weeks ended October 27, 1996. The increase in expense is the result of the issuance by Auto on October 30, 1996 of $125.0 million of 11% Senior Subordinated Notes due 2006, the issuance of $50.0 million of the 12% Subordinated Notes and increased borrowings under the Senior Credit Facility.

     As a result of the above factors, net income decreased to $3.9 million for the thirty-nine weeks ended November 2, 1997, compared to $6.4 million for the comparable period of fiscal 1996.

     Earnings before interest, taxes, depreciation and amortization increased by $15.7 million to $51.7 million for the thirty-nine weeks ended November 2, 1997, compared to $36.0 million for the comparable period of fiscal 1996.

     As of November 2, 1997, the Company had completed the relocation of 43 stores (out of a total of 91 identified locations) under the strategic store relocation program undertaken in the fourth quarter of fiscal 1996, as described below.

  FISCAL YEAR ENDED FEBRUARY 2, 1997 COMPARED TO FISCAL YEAR ENDED JANUARY 28, 1996

     Net sales for fiscal 1996 increased by $74.7 million, or 10.4%, over net sales for fiscal 1995. This increase was due to an increase in comparable store sales of 5.9%, or $42.5 million, and an increase in net sales from new stores of $32.2 million. The Company believes its comparable store sales have benefited from the installation of its new store-level information systems, implementation of its Commercial Sales Program, its store relocation program and its expanded Priority Parts operation. Sales to commercial customers increased 47.4% to $89.6 million for fiscal 1996 from $60.8 million for fiscal 1995. During fiscal 1996, the Company opened 19 new stores, relocated 37 stores to larger facilities, expanded eight stores at existing locations and closed five stores in addition to relocations.

     Gross profit for fiscal 1996 was $329.7 million, or 41.6% of net sales, compared with $284.5 million, or 39.6% of net sales, during fiscal 1995. The increase in gross profit percentage resulted from an increase in the sales of automotive replacement parts which produce a higher gross profit percentage than other product categories. Gross profit was also favorably impacted due to efficiencies gained from the Company's new warehouse and distribution systems which became fully operational in the fourth quarter of fiscal 1995. See "Business -- Warehouse and Distribution." Warehouse and distribution costs declined as a percentage of sales to 3.8% for fiscal 1996 from 4.9% for fiscal 1995. The Company believes that it was able to obtain better pricing from its vendors as a result of improvement in its financial performance and access to credit during fiscal 1996. These favorable factors were slightly offset in fiscal 1996 by the lower gross margins on commercial sales as compared to retail sales.

     Operating and administrative expenses for fiscal 1996 increased by $16.6 million over such expenses for fiscal 1995 but, as a percentage of net sales, decreased to 37.6% from 39.2%. This decrease reflects the Company's ability to leverage its overhead and fixed expenses with higher sales volume despite an increase of approximately $3.0 million in depreciation and amortization expense associated with the equipment installed as part of its investment in store-based information systems.

     In January 1997, the Company updated its strategic plan relating to the relocation of certain stores. The Acquisition and Financings provided the Company with greater access to capital resources and the availability of a sale-leaseback facility, and thereby enhanced the Company's ability to implement such relocations. While the Company believes that there will be long-term operating benefits from its store relocation strategy, the Company will incur costs for early lease terminations or negative sub-lease rentals for stores vacated under this plan and, accordingly, a charge to earnings of $12.9 million, which was recorded in January 1997 and increased the provision for store closing costs to $14.9 million for fiscal 1996 from $3.3 million for fiscal 1995.

     The $12.9 million charge reflects store closing costs associated with 91 specific store sites included in the strategic plan. The store sites have been selected for relocation on the basis of their operating performance relative to their size. The Company has selected these stores for relocation because of their inability to realize future sales growth because of their relatively small size. Stores have been included in the plan for relocation because a larger, or otherwise more favorable, site within its market area has been identified. Stores are scheduled to be closed at specific dates under the plan consistent with the commencement of operations of the new store. The Company has historically experienced sales growth shortly after opening the relocated stores.

     The $12.9 million charge consists principally of future lease costs under non-cancellable leases for the 91 specifically identified store locations (from the planned vacancy date), related estimates for vacancy periods, writeoffs of certain fixed assets and leasehold improvements, and estimated credit losses with respect to sub-lease arrangements. Significant changes to the strategic plan are not considered likely, as all relocations are anticipated to be completed within 18 months of the plan's adoption. Future rents will be incurred through the expiration of the non-cancellable leases, which range from August 1998 to May 2008.

     To recognize all of the Company's obligations under certain pre-existing equity participation agreements with members of management which arose due to the Acquisition and Financings, the Company recorded a charge of approximately $20.2 million in the fourth quarter of fiscal 1996. See Note 2 to Consolidated Financial Statements. In addition, the Company incurred non-recurring Acquisition and Financings expenses totaling $12.5 million which consisted primarily of consulting, legal and accounting fees.

     Interest expense for fiscal 1996 was $20.7 million compared to $14.4 million for fiscal 1995. The increase in interest expense was the result of higher average effective interest rates and the issuance of approximately $181.9 million of new debt in connection with the Acquisition and Financings.

     As a result of the above factors, a net loss of $24.7 million was recorded for fiscal 1996 as compared to a net loss of $9.1 million for fiscal 1995.

  FISCAL YEAR ENDED JANUARY 28, 1996 COMPARED TO FISCAL YEAR ENDED JANUARY 29, 1995

     Net sales for fiscal 1995 increased by $30.2 million, or 4.4%, over net sales for fiscal 1994. This increase was due to an increase in net sales from new stores ($16.1 million) and an increase in comparable store sales of 2.1% ($14.1 million). Comparable stores sales growth was lower than in previous years primarily because of difficulties relating to hardware and software installed during the conversion and automation of the Company's two distribution centers, which caused fill rates to decline from targeted levels of approximately 95% to as low as 65% during portions of fiscal 1995. This, in turn, resulted in higher out-of-stock levels with respect to certain products during portions of fiscal 1995. Fill rates by year end had improved to approximately 90%. The results were further adversely impacted by weak economic conditions in the Company's California markets. Comparable store sales growth was positively impacted by an increase in the number of relocated stores in fiscal 1995. Commercial sales were $60.8 million in fiscal 1995, compared to $32.6 million in fiscal 1994. During fiscal 1995, the Company opened 24 new stores and relocated 30 stores, expanded nine stores at existing locations and closed a total of two stores in addition to relocations.

     Gross profit for fiscal 1995 was $284.5 million, or 39.6% of net sales, compared with $277.8 million, or 40.4% of net sales, during fiscal 1994. The decrease in gross profit percentage was due primarily to an increase in warehouse and distribution costs of 0.6% of net sales resulting from the additional costs incurred (including $1.6 million of pre-opening expenses) during the automation of the Company's distribution centers and related difficulties of such automation. The new distribution facilities became fully operational in the fourth quarter of fiscal 1995. See "Business -- Warehouse and Distribution."

     Operating and administrative expenses for fiscal 1995 increased by $25.5 million over such expenses for fiscal 1994 and, as a percentage of net sales, increased from 37.2% to 39.2%. The increase in the expense ratio for fiscal 1995 was primarily attributable to the expenses associated with developing and implementing the store-level information systems including the new POS system, integration of the POS with the Electronic Parts Catalog, implementation of a Retail Paperless Management System and installation of a company-wide satellite communications network, in the aggregate amount of $6.8 million of which $5.3 million represents non-recurring software development costs and $1.5 million represents an increase in depreciation and amortization expense associated with equipment installed as part of the investments in store-level systems. In addition to the direct costs incurred by the Company to develop and implement these new systems, the Company's store associates were required to spend a significant amount of time off the sales floor being trained on the use of these systems, resulting in an increase in store labor during the period. The Company's out-of-stock position during periods of fiscal 1995 also contributed to the higher store labor costs as a percentage of net sales as associates were forced to direct more of their efforts to outsourcing product. Lastly, during fiscal 1995, the Company expanded its CSCs from 59 to 176 stores. This expansion caused store labor costs to increase as a percentage of net sales due to the increased store labor costs required to service commercial customers and the lower level of sales generated by new CSCs during their start-up phase. As a result, store labor increased by $9.0 million during fiscal 1995 over fiscal 1994 and, as a percentage of net sales, increased to 12.7% from 12.0%. The increase in such expenses was offset in part by a reduction in advertising costs of $4.9 million resulting from the Company limiting its advertising in response to its reduced in stock position during portions of the fiscal year. Store closing costs increased to $3.3 million in fiscal 1995 compared to $2.7 million for fiscal 1994.

     Interest expense for fiscal 1995 was $14.4 million compared to $10.3 million for fiscal 1994. The increase in interest expense was the result of higher average borrowings and increases in the LIBOR interest rate.

     The Company recorded an income tax benefit of $5.4 million in fiscal 1995. See Note 11 to Consolidated Financial Statements.

     As a result of the above factors, the Company incurred a net loss of $9.1 million in fiscal 1995, compared to net income before extraordinary gain of $8.8 million in fiscal 1994.

  RECENT FINANCIAL RESULTS

     The following information is based upon the books and records of the Company which have not yet been fully subjected to the Company's routine closing procedures and is subject to audit. Complete financial statements for fiscal 1997 are not presently available. The following information includes the effect of the Trak West Acquisition, which was completed on December 8, 1997, on the operating results of the Company.


     The Company expects that it will report net sales of $845.7 million for fiscal 1997, an increase of 6.6% in total and 4.0% on a comparable store basis, compared to net sales in fiscal 1996. Sales from the Trak West stores, which were operated by the Company for approximately seven weeks in fiscal 1997, are expected to be approximately $10.6 million. Commercial sales produced by the Company's stores are expected to be $115.3 million for fiscal 1997, an increase of $25.7 million or 28.7% over commercial sales for fiscal 1996. Commercial sales are expected to account for 13.6% of net sales for fiscal 1997, compared to 11.3% for fiscal 1996. Operating profit is expected to increase to $45.1 million for fiscal 1997 ($49.1 million excluding an estimate of $4.0 million for one-time transition costs associated with the Trak West stores). Excluding the impact of the one-time transition costs, this represents, an increase of $52.5 million over the operating loss of $3.4 million for fiscal 1996. The 1996 operating loss includes a $20.2 million charge related to certain Acquisition and Financings activities and a $12.9 million provision for store closing costs. The Company expects that it will report EBITDA (as defined herein) for fiscal 1997 of $66.0 million ($70.0 million excluding the estimated impact of the one-time transition costs associated with the Trak West stores). Excluding the impact of the one-time transition costs, this represents, an increase of $19.5 million or 38.6% over EBITDA for fiscal 1996. In addition, as disclosed elsewhere herein, the Company expects to record in the fourth quarter of fiscal 1997 (i) a charge to earnings of $1.1 million in connection with the issuance of shares of Common Stock and options to purchase Common Stock to certain of the Company's executives; and (ii) an extraordinary charge of $3.3 million, net of taxes, with respect to the early extinguishment of debt.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary cash requirements include working capital (primarily inventory), debt service obligations and store fixtures and leasehold improvements associated with its store growth strategy. The Company intends to finance such requirements with cash flow from operations, funds from a recently established leasing facility and borrowings under its revolving credit facility, which provides total borrowing capacity of $125.0 million, of which $65.0 million was utilized as of February 1, 1998. On November 18, 1997, the Company reached an agreement in principle with an unrelated third party for the establishment of a $125.0 million leasing facility that will provide financing for the acquisition and development of approximately 100 to 125 new stores over the period of February 1, 1998 through May 31, 1999. The Company believes that cash flow from operations combined with the availability of funds under the recently established leasing facility and the revolving credit facility will be sufficient to support its operations and liquidity requirements for the foreseeable future.

     On December 8, 1997, in connection with the consummation of the Trak West Acquisition, the Company amended and restated the Senior Credit Facility to provide maximum borrowings of $300.0 million, subject to the limitations on the incurrence of indebtedness under the indenture governing the 11% Senior Subordinated Notes. See "Description of Certain Indebtedness." As amended and restated, the Senior Credit Facility provides for a $175.0 million term loan and a revolving credit facility with maximum borrowings of $125.0 million. In addition to increasing the term loan and revolving credit facility availability by $75.5 million and $25.0 million, respectively, the amendment and restatement primarily provided for: (i) an initial reduction in the interest rate for the term loan and the revolving credit facility and the introduction of a pricing grid which periodically permits adjustment based upon Auto's degree of leverage;
(ii) the elimination of the previous borrowing base restrictions on revolving credit borrowings; (iii) capital expenditure "baskets" for the Trak West Acquisition and for up to $50.0 million of other acquisitions subject to pro forma compliance with financial covenants; and (iv) a $50.0 million revolving capital expenditure "basket" of funds that can be used by the Company to finance store purchase and development activities. Upon the first adjustment date following the consummation of the Offering and the application of the net proceeds therefrom, the term loan will bear interest at LIBOR plus 2.00% and amounts outstanding under the revolving credit facility will bear interest at LIBOR plus 1.75%. The term loan portion of the Senior Credit Facility matures on October 31, 2003 and the revolving credit portion matures on October 31, 2001.

     The Company intends to open or relocate approximately 130 stores in fiscal 1998 and approximately 150 stores in fiscal 1999. The Company anticipates that the majority of these new and relocated stores will be financed by sale-leaseback or similar arrangements structured as operating leases that require no net capital expenditures by the Company except for fixtures and store equipment. For the remainder of its planned new and relocated stores, the Company expects to spend approximately $120,000 per store for leasehold improvements. In addition to capital expenditures, each of the Company's new stores will require an investment in working capital, principally for inventories, of approximately $300,000. A substantial portion of these inventories are expected to be financed through vendor payables. Pre-opening expenses consisting primarily of store set-up costs and training of new store associates, average approximately $30,000 per store and are expensed during the month in which a store is opened. New stores generally become profitable during the first full year of operations. See Note 1 to Consolidated Financial Statements.

     In fiscal 1996, net cash used by operating activities was $38.4 million, which consisted primarily of a $24.7 million net loss, an $11.9 million increase in deferred tax assets and a $33.0 million increase in working capital, partially offset by non-cash expenses of $20.7 million for depreciation and amortization and $10.5 million for store closing costs. Net cash used for investing activities was $10.7 million and was comprised of $6.3 million of funds used for capital expenditures and a net $4.4 million of purchases in excess of proceeds for assets held for sale. Net cash provided by financing activities was $49.9 million and was primarily the result of the Acquisition and Financings. See "Acquisition and Financings." At February 2, 1997, the Company had approximately $22.9 million of net operating loss carryforwards available which will reduce future cash requirements for the payment of federal income taxes.

     For the thirty-nine week period ended November 2, 1997, net cash used in operating activities was $16.1 million, which consisted primarily of $3.9 million of net income and $16.5 million of non-cash depreciation and amortization expenses and a $2.5 million decrease in deferred tax assets, offset by a $39.0 million increase in working capital. During this period, the Company used $36.6 million of cash to increase inventory levels, primarily for funding new store openings and for expanding the offering of replacement parts SKUs in its stores. Net cash used in investing activities totaled $14.3 million and consisted primarily of $12.5 million of capital expenditures. Net cash provided by financing activities totaled $31.5 million and consisted primarily of net borrowings under the Senior Credit Facility.

YEAR 2000 CONVERSION

     Based on a recent assessment, the Company determined that it will be required to modify or replace certain portions of its software so that its computer systems will properly utilize dates beyond December 31, 1999 (the "Year 2000 Conversion"). The Company presently believes that with modifications to existing software and conversions to new software, the cost of its Year 2000 Conversion can be mitigated. However, if such modifications and conversions are not made, or are not completed in a timely manner, the failure of its Year 2000 Conversion could have a material adverse effect on the operations of the Company.

     The Company has initiated formal communications with all of its significant business partners to determine the extent to which the Company is exposed to failure by those third parties to remediate their own Year 2000 Conversion issues. The Company's total Year 2000 Conversion project cost and its estimates to complete necessary actions include the estimated costs and time associated with the impact of its business partners' Year 2000 Conversion issues and are based on information presently available. There can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company. The Company does not believe that it has a material contingency related to its Year 2000 Conversion for the products it has sold.

     The Company will utilize both internal and external resources to reprogram, replace and test its software for its Year 2000 Conversion. The Company plans to complete its Year 2000 Conversion not later than June 30, 1999. The total remaining cost of its Year 2000 Conversion is estimated at $8.9 million and is being funded with lease financing and operating cash flows. Of the total project cost, approximately $6.7 million is attributable to the purchase of new software which will be capitalized. The remaining $2.2 million will be expensed as incurred over the next two fiscal years. To date, the Company has incurred and expensed approximately $0.3 million related to the assessment of and preliminary efforts in connection with its Year 2000 Conversion project. To date, approximately $1.0 million has been capitalized in connection with the replacement of certain software applications.

     The costs of the Year 2000 Conversion and the date on which the Company plans to complete the project are based upon management's best estimates, which were derived utilizing numerous assumptions of future events. There can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that could cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties.

QUARTERLY RESULTS AND SEASONALITY

     The Company's business is somewhat seasonal in nature, with the highest sales occurring in the summer months of June through August. The Company's business is, in addition, affected by weather conditions. While unusually severe weather tends to reduce sales as elective maintenance is deferred during such periods, extremely hot and cold weather tend to enhance sales by causing parts to fail and sales of seasonal products to increase.

     The following table sets forth certain quarterly unaudited operating data of the Company for fiscal 1995, 1996 and the thirty-nine weeks ended November 2, 1997. The unaudited quarterly information includes all adjustments which management considers necessary for a fair presentation of the information shown.

     The data presented below should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus, and the other financial information included herein.

                                                                  FISCAL 1995
                                                  --------------------------------------------
                                                   FIRST       SECOND      THIRD       FOURTH
                                                  QUARTER     QUARTER     QUARTER     QUARTER
                                                  --------    --------    --------    --------
                                                                 (IN THOUSANDS)
Net sales.......................................  $172,301    $186,073    $186,054    $173,924
Gross profit....................................    68,589      71,416      74,236      70,294
Operating profit (loss).........................       390         578       1,145      (2,275)
Net loss........................................    (1,798)     (1,914)     (1,645)     (3,737)
EBITDA..........................................     3,799       4,367       5,473       2,460

                                                                  FISCAL 1996
                                                  --------------------------------------------
                                                   FIRST       SECOND      THIRD       FOURTH
                                                  QUARTER     QUARTER     QUARTER     QUARTER
                                                  --------    --------    --------    --------
                                                                 (IN THOUSANDS)
Net sales.....................................    $189,185    $200,895    $202,335    $200,677
Gross profit..................................      75,476      82,500      84,773      86,969
Operating profit (loss)(1)....................       6,026       7,046       8,426     (24,862)
Net income (loss)(2)..........................       1,499       2,113       2,821     (31,092)
EBITDA........................................      10,910      11,959      13,167      14,508

                                                                 THIRTY-NINE WEEKS ENDED
                                                                     NOVEMBER 2, 1997
                                                             --------------------------------
                                                              FIRST       SECOND      THIRD
                                                             QUARTER     QUARTER     QUARTER
                                                             --------    --------    --------
                                                                      (IN THOUSANDS)
Net sales..................................................  $201,613    $217,944    $216,908
Gross profit...............................................    84,112      93,199     100,237
Operating profit...........................................     7,017      12,099      17,108
Net income (loss)..........................................    (1,649)      1,267       4,320
EBITDA.....................................................    11,759      17,461      22,454

---------------

(1) Operating income in the fourth quarter of fiscal 1996 was negatively affected by non-recurring charges of $20.2 million related to the Acquisition and Financings (see Note 2 to Consolidated Financial Statements) as well as by a provision for store closing costs totaling $12.9 million (see Note 12 to Consolidated Financial Statements).

(2) Net income in the fourth quarter of fiscal 1996 was negatively affected by non-recurring charges of $32.6 million related to the Acquisition and Financings (see Note 2 to Consolidated Financial Statements) as well as by a provision for store closing costs totaling $12.9 million (see Note 12 to Consolidated Financial Statements).

INFLATION

     The Company does not believe its operations have been materially affected by inflation. The Company believes that it will be able to mitigate the effects of future merchandise cost increases principally through economies of scale resulting from increased volumes of purchases, selective forward buying and the use of alternative suppliers.

                                    BUSINESS

     In addition to the historical information contained herein, certain statements under this caption constitute "forward-looking statements," which are subject to risks and uncertainties. The Company's actual results may differ significantly from those discussed herein. Factors that might cause such a difference include, but are not limited to, those discussed under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as those discussed elsewhere in this Prospectus.

GENERAL

     The Company is the largest retailer of automotive parts and accessories in the Western United States and one of the largest such retailers in the United States based, in each case, on its number of stores. As of February 1, 1998, the Company operated 718 stores as one fully integrated company primarily under three brand names: Checker Auto Parts, founded in 1968 and operating in the Southwestern and Rocky Mountain states; Schuck's Auto Supply, founded in 1917 and operating in the Pacific Northwest; and Kragen Auto Parts, founded in 1947 and operating primarily in California. Each has a long operating history, established name recognition and a loyal customer base. Based on store count, the Company believes it is the largest retailer of automotive parts and accessories in 20 of its 27 markets.

     The Company is a consumer-oriented, specialty retailer primarily servicing the do-it-yourself ("DIY") customer, with a significant and increasing emphasis on the commercial customer. The Company offers a broad selection of national brand name and private label automotive products for domestic and imported cars, vans and light trucks, including new and remanufactured automotive replacement parts, maintenance items and accessories. The Company's stores typically offer between 13,000 and 16,000 stock keeping units ("SKUs"), and more than 565 of the Company's stores can provide customers, on a same-day delivery basis, an additional 200,000 SKUs not regularly stocked in these stores. The Company's operating strategy is to offer its products at everyday low prices and at conveniently located and attractively designed stores, supported by highly trained, efficient and courteous customer service personnel. As a specialty retailer, the Company has chosen not to sell tires or perform automotive repairs.

     On December 8, 1997, the Company completed the acquisition of 82 stores (the "Trak West" stores) located in the Los Angeles market from Trak Auto Corporation (the "Trak West Acquisition") for a total cost of approximately $34.8 million, which was funded with a $22.0 million equity investment by affiliates of the Company's existing stockholders and additional bank borrowings. By the end of the first quarter of fiscal 1998, the Company expects to complete the conversion of the Trak West stores to the Kragen name and store format and the integration of these stores into the Company's operations. The Trak West Acquisition provides the Company with a leading market position and a greater presence (a total of 147 stores) in the large, strategically important Los Angeles market, without adding additional retail square footage to the market. The Company intends to increase the revenues and profitability of the acquired stores by improving their stocking levels, merchandising and customer service. The Company also intends to introduce its profitable and highly successful commercial sales program (the "Commercial Sales Program") to 43 of the Trak West stores and its Priority Parts operation to all of the Trak West stores. The Trak West Acquisition will enable the Company to capitalize on significant economies of scale because the Company's existing warehouse and distribution network will service the acquired stores. In addition, the Company believes that by increasing its advertising presence in the Los Angeles market it will improve the financial performance of the acquired stores as well as the Company's 65 existing Los Angeles stores.

OPERATING AND GROWTH STRATEGY

     Over the past several years, the Company has introduced a variety of operating initiatives which have enabled it to significantly increase its productivity and the level and quality of service provided to customers. These initiatives include the implementation of a highly efficient, centralized infrastructure, the installation of sophisticated store-level information systems, the expansion of a rapidly growing and profitable Commercial Sales Program, and an accelerating new store opening and relocation program. Largely as a result of the success of these programs, the Company's profitability has increased, with operating profit increasing 68.5% to

$36.2 million in the thirty-nine weeks ended November 2, 1997, from $21.5 million in the comparable period in fiscal 1996. The Company believes that these initiatives have provided the foundation for continued and profitable growth.

     Several of the operating initiatives that have been implemented by the Company are summarized below.

     - Expanded Product Selection -- The Priority Parts operation allows the Company to better serve its customers by making available to more than 565 of its stores, on a same-day delivery basis, an additional 200,000 SKUs not regularly stocked in these stores, and on a next-day delivery basis to all of its stores, an additional 1,000,000 SKUs. The Priority Parts operation has also enabled the Company to increase sales to commercial accounts due to the broader availability of automotive replacement parts. The Company has expanded its Priority Parts operation by improving its delivery system and adding 17 strategically located Priority Parts depots to its two original Priority Parts depots. The Company believes that its Priority Parts operation provides the Company with an important competitive advantage.

     - Warehouse and Distribution System -- The Company has completed the conversion of its warehouse and distribution facilities from a manual, labor-intensive, paper-based system to a technologically advanced, fully integrated system. This system, which became fully operational during the fourth quarter of fiscal 1995, has improved the Company's in-stock levels and accuracy to the highest rates in recent years. The Company has sufficient warehouse and distribution capacity to meet the requirements of its growth plans for the foreseeable future. The Company has reduced warehouse and distribution expense as a percentage of net sales from 4.9% for fiscal 1995 to 3.8% for fiscal 1996 and 3.4% for the thirty-nine weeks ended November 2, 1997.

     - Store-Level Information Systems -- The Company has installed several store-level information systems, which have improved store labor productivity and customer service. These initiatives include installing a point of sale system ("POS"), integrating the POS with the Company's Electronic Parts Catalog ("EPC"), implementing its Surround Store Inventory Program, its Retail Paperless Management System and a sophisticated store labor scheduling system, and installing a Company-wide satellite communications network. The enhanced information system capabilities have enabled the Company to achieve higher average transaction amounts by allowing sales associates to suggest appropriate add-on products, including higher margin replacement parts. In addition, the significant investment in information systems has been integral to the successful penetration of the commercial market.

     - Training and Technical Expertise -- In order to better develop its associates' technical expertise and customer service skills, the Company has increased its focus on formal classroom training and on-the-job training, customer service measurement systems and incentive programs for its district managers, store managers, and sales associates. Approximately 1,400 of the Company's associates have passed the ASE-P2 test, a nationally recognized certification for parts technicians. The Company believes these programs have resulted in an increased level of customer service and store-level efficiency.

     - Centralized Call Center -- The Company's centralized call center (the "Call Center") provides store personnel at selected high-volume stores the option to reroute customer calls to a central location during the store's busiest hours of operation. Call Center associates perform all functions that store personnel normally handle, such as store specific parts look-up, price look-up and inventory availability verification in a manner that is transparent to the call-in customer. Associates in the Call Center can take an order from a customer and electronically transmit it to the store, enabling the requested product to be picked up by the customer. Use of the Call Center allows sales associates to give their undivided attention to customers at the store while call-in customers are serviced directly by Call Center associates.

     - Precision Pricing Program -- The Company has recently implemented a new pricing program (the "Precision Pricing Program"), which allows the Company to establish pricing zones at the store level rather than the market or chain level. This initiative enables the Company to establish pricing levels at each store based upon that store's local market competition, thereby providing competitive prices for customers. The Company introduced the Precision Pricing Program in the third quarter of fiscal 1997 and believes that, once fully implemented, it will provide the Company with the opportunity to improve its gross profit margin.

     The Company is currently generating growth in sales and operating profits through: (i) an accelerating new store opening, relocation and acquisition program; (ii) continued maturation and expansion of the Company's Commercial Sales Program; and (iii) increasing operating profit margins as a result of continued improvement in gross profit margins and continued realization of operating efficiencies. The Company believes that it can realize accelerating and profitable growth by continuing to aggressively pursue these strategies:

     - Accelerating New Store Opening, Relocation and Acquisition Program -- The Company's store growth strategy is focused on existing markets and includes: opening new stores, relocating smaller stores to larger stores at better locations and expanding selected stores. The Company believes that its existing markets are highly fragmented and that its store growth strategy will enable it to effectively and profitably increase its name recognition and market penetration while benefiting from economies of scale in advertising, management and distribution costs. In addition to the Trak West Acquisition, the Company opened 101 stores (including 36 relocations) in fiscal 1997 as compared to 56 stores (including 37 relocations) in fiscal 1996. The Company plans to continue the acceleration of its store growth strategy and expects to open or relocate approximately 130 stores in fiscal 1998 and approximately 150 stores in fiscal 1999. Additionally, the Company believes that the fragmented nature of the industry has enabled it to effectively pursue an opportunistic acquisition strategy. The Company focuses its acquisition efforts in (i) existing markets to achieve further market penetration in a timely and cost-effective manner without adding additional retail square footage (as was done in the Trak West Acquisition), and (ii) contiguous markets to permit further leveraging of its established infrastructure over an increasing sales base.

     - Further Penetration of the Commercial Segment -- The Company believes that it can continue to expand its profitable and highly successful Commercial Sales Program. The commercial segment constitutes in excess of 50% of the approximately $78 billion of annual sales in the automotive aftermarket and is currently growing at a faster rate than the DIY segment of the market. The Company believes it has significant competitive advantages in servicing the commercial segment because of its experienced sales associates, conveniently located stores, attractive pricing and ability to consistently deliver a broad product offering with an emphasis on national brand names. Commercial Sales Centers ("CSCs") have been implemented in 360 of the Company's stores as of February 1, 1998. The Company's sales to commercial accounts (including sales by stores without CSCs) have increased 32.6% to $87.7 million, or 13.8% of total sales, in the thirty-nine weeks ended November 2, 1997, from $66.1 million, or 11.2% of total sales, in the comparable period in fiscal 1996. The Company believes that significant opportunities exist to increase sales at its existing CSCs by focusing on the penetration of certain segments of the commercial market such as fleet owners, municipalities and national accounts. In addition, the Company intends to continue installing CSCs in selected existing stores, in approximately half of its new stores, and in 43 of the recently acquired Trak West stores (which did not actively pursue commercial customers under prior ownership).

     - Increasing Operating Profit Margin -- The Company has significantly increased its operating profit margin to 5.7% in the thirty-nine weeks ended November 2, 1997, from 3.6% in the comparable period in fiscal 1996. The Company believes that significant opportunities exist to continue to increase its operating profit margin. The Company has increased its gross profit margin primarily as a result of more favorable vendor terms, taking advantage of cash discounts from vendors, efficiencies from its new warehouse and distribution system and improvements in product mix. The Company believes that the improved vendor terms are primarily the result of the Company's improved financial performance, a reduction in overall vendor payables and growth in its store count. The Company believes that it can further improve its operating profit margin through: (i) the continued focus on the initiatives described above; (ii) effectively leveraging its fixed costs over an increasing sales base; and (iii) obtaining improved vendor and landlord terms due to the significant deleveraging resulting from the Offering.

     The increase in the store base, combined with the success of the operating initiatives described above, has resulted in a 68.5% increase in operating profit to $36.2 million for the thirty-nine weeks ended November 2, 1997, from $21.5 million in the comparable period in fiscal 1996. The Company believes it can realize accelerating and profitable growth by continuing to aggressively pursue its operating and growth strategies.

AUTOMOTIVE AFTERMARKET INDUSTRY

     According to industry estimates, the size of the automotive aftermarket for replacement parts, maintenance items and accessories was approximately $78 billion in sales in 1996. The Company believes that the automotive aftermarket for parts, maintenance items and accessories is growing because of, among other things: (i) increases in the size and age of the country's automotive fleet;
(ii) increases in the number of miles driven annually per vehicle; (iii) the higher cost of new cars as compared to historical costs; (iv) the higher cost of replacement parts as a result of technological changes in recent models of vehicles; and (v) the increasing labor costs associated with parts, installation and maintenance.

     The automotive aftermarket distribution channels are highly fragmented. The Company believes, however, that the industry is consolidating as national and regional specialty retail chains gain market share at the expense of smaller independent operators and less specialized mass merchandisers. Automotive specialty retailing chains with multiple locations in given market areas, such as the Company, enjoy competitive advantages in purchasing, distribution, advertising and marketing compared to most small independent retailers. In addition, the increase in the number of automotive replacement parts caused by the significant increase in recent years in the variety of domestic and imported vehicle makes and models has made it difficult for smaller independent retailers and less specialized mass merchandise chains to maintain inventory selection broad enough to meet customer demands. The Company believes this has created a competitive advantage for those automotive specialty retailing chains, such as the Company that have the distribution capacity and sophisticated information systems to stock and deliver a broad inventory selection.

TRAK WEST ACQUISITION

     On December 8, 1997 the Company acquired 82 stores located in the Los Angeles market that had been owned by Trak Auto Corporation. The Trak West Acquisition provides the Company with a leading market position and a much greater presence (a total of 147 stores) in the large, strategically important Los Angeles market, without adding additional retail square footage to the market. The Company expects to complete the conversion of these stores to the Kragen name and store format and the integration of these stores into the Company's operations by the end of the first quarter of 1998. The Company acquired these stores, which generated aggregate net sales of approximately $90.9 million during the 12 months ended September 27, 1997, for a total cost of approximately $34.8 million. The Trak West Acquisition was funded with a $22.0 million equity investment by affiliates of the Company's existing stockholders and additional bank borrowings. The Trak West stores had operated under three store formats: (i) 35 Trak stores which carried approximately 10,000 SKUs; (ii) 34 Super Trak stores which carried approximately 15,000 SKUs; and (iii) 13 Super Trak Warehouse stores which carried approximately 30,000 SKUs. These 82 stores were generally realizing operating margins significantly below those of the Company's stores. The Company believes it can significantly increase the sales and profitability of the acquired stores. The main elements of the Company's strategy for integrating and operating the Trak West stores are as follows:

     - Expand Product Selection -- The Company intends to introduce its highly successful Priority Parts operation in all of the Trak West stores, none of which had operated with a comparable program. Implementation of the Priority Parts operation will enable the acquired stores to provide customers, on a same-day delivery basis, an additional 200,000 SKUs and, on a next-day delivery basis, an additional 1,000,000 SKUs.

     - Reduce Out-of-Stock Levels -- The Company believes that the Trak West stores have historically operated with relatively high out-of-stock levels. The Company further believes that by implementing its sophisticated store-level information systems and utilizing its highly efficient warehouse and distribution system, it will significantly improve the acquired stores' out-of-stock and customer service levels.

     - Improve Customer Service -- The Company believes it can significantly improve the level of customer service at the acquired stores by installing its sophisticated store-level information systems and better developing the Trak West associates' technical expertise through the Company's successful training programs. Furthermore, through the implementation of the Company's store-labor scheduling system and centralized call center, the Company believes it can improve store labor productivity and customer service levels at the Trak West stores.

     - Cost-Effective Advertising -- In conjunction with the Trak West Acquisition, the Company intends to increase its advertising presence in the Los Angeles market, which the Company believes will improve the financial performance of the Trak West stores as well as the Company's 65 existing Los Angeles stores.

     - Initiate Commercial Sales Program -- Historically, the Trak West stores have not actively pursued commercial customers. Based on detailed analysis of the service bay counts and the competitive environment in the acquired stores' trade zones, the Company intends to implement its profitable and highly successful Commercial Sales Centers in 43 of the Trak West stores.

     - Leverage Existing Warehouse and Distribution System -- Upon conversion of the Trak West stores to the Kragen name and store format during the first quarter of fiscal 1998, the Company intends to service the acquired stores through its existing warehouse and distribution centers. The Company believes that this will enable it to benefit from significant economies of scale and improve the profitability of the Trak West stores.

MARKETING AND MERCHANDISING STRATEGY

     The Company's marketing and merchandising strategy is to build market share by providing a broad selection of national brand name and private label products at everyday low prices. The Company offers these products at conveniently located and attractively designed stores, supported by highly trained, efficient and courteous customer service personnel.

  CUSTOMER SERVICE

     The Company is a customer-oriented retailer dedicated primarily to DIY consumers with a significant and increasing focus on the commercial segment. The Company's sophisticated, centralized infrastructure and store-based information systems, as well as its extensive training programs, are designed to enhance customer service.

     The Company believes that recruiting, training and retaining high quality sales associates is a major component of successful retailing. The Company has implemented training programs and incentives to encourage the development of technical expertise by its sales associates, which then enables them to effectively advise customers on product selection and use. In addition to providing a high level of customer satisfaction, well trained associates increase productivity and thereby reduce labor costs.

     CSK University, the Company's sales associate development program, is dedicated to the continuous improvement of store associates through structured on-the-job training and formal classroom education. The curriculum focuses on four areas of the associates' development: (i) customer service skills; (ii) basic automotive systems; (iii) advanced automotive systems; and (iv) management development. Much of the training is delivered through formal classes in 16 training centers that are fully equipped with the same systems as are in the Company's stores. The Company believes that its training programs enable sales associates to provide a high level of service to a wide variety of customers ranging from less informed DIY consumers to more sophisticated purchasers requiring diagnostic advice. The Company also provides continuing training programs for store managers and district managers designed to assist them in increasing store-level efficiency and improving their potential for promotion. In addition, the Company requires periodic meetings of district and store managers to facilitate and enhance communications within the organization.

Approximately 1,400 of the Company's associates have passed the ASE-P2 test, a nationally recognized certification for parts technicians.

     In order to satisfy its customers, the Company has adopted several service initiatives including free testing of starters, alternators and batteries; free charging of batteries; installation assistance for batteries, windshield wipers and other selected products; "no hassle" return policies; and electronically maintained lifetime warranties, which eliminate the need for consumer record keeping. The Company's significant investments in store associate training and store-level information systems have enabled its in-store personnel to devote more time to attending to their customers' automotive needs.

     The Company has enhanced its customer service through the implementation of a program designed to measure and improve the level of customer service at each store. The Company uses its centralized database as a source to make approximately 72,000 calls annually to customers inquiring as to their overall satisfaction with the Company's associates, pricing, product selection and quality. In addition, a quantified customer satisfaction index is provided to each store and the appropriate management personnel to ensure that customer service levels remain a store focus.

  PRODUCT SELECTION

     The Company's objective is to carry a broad selection of national brand name products that generate customer traffic and have strong appeal to its commercial customers. In addition, the Company stocks a wide selection of high quality private label products that appeal to value conscious customers. Each store offers an extensive product line, including automotive replacement parts such as starters, alternators, shock absorbers, mufflers, brakes, spark plugs, filters and batteries, as well as a wide variety of maintenance items, such as motor oil, lubricants, waxes, cleaners, polishes and antifreeze. In addition, each store offers general accessories such as car stereos, alarms, trim, floor mats, tools and seat covers. Sales of replacement parts account for approximately 60% of the Company's sales. Replacement parts typically generate higher gross profit margins than maintenance items or general accessories. The Company believes that its percentage of sales of replacement parts will increase in the future due primarily to an increased SKU count in the replacement parts category and to increased sales to commercial customers.

     The Company's stores, which average approximately 6,900 square feet in size, offer between 13,000 and 16,000 SKUs of well-known national brand name and private label automotive products. In the event that a store does not carry a specific part, associates are able to utilize the Company's recently implemented Surround Store Inventory Program or access the Company's Priority Parts operation. In June 1997, the Company implemented its Surround Store Inventory Program which, in the event a particular product is unavailable at a store, enables a sales associate at that store to attempt to locate the requested product from stores in the same market and the Priority Parts depots. This program enables an associate to record the sale, reserve the part at the neighboring store and direct the customer to pick it up. Additionally, the Company has continued to expand its Priority Parts operation by improving its delivery system and increasing to 19 from 2 its number of strategically located Priority Parts depots, which has enabled the Company to (i) better serve its customers by making available through supplier relationships to more than 565 of its stores up to an additional 200,000 SKUs on a same-day delivery basis and 1,000,000 SKUs on a next-day delivery basis to all of its stores and (ii) increase sales to commercial accounts due to broader availability of automotive replacement parts. Prior to this expansion, this same day delivery service was available to only 80 of the Company's stores. The Company's Priority Parts operation handles approximately 96,000 inquiries each week. Store associates are able to electronically inquire on price and availability and order parts from the Priority Parts operation through the EPC and receive immediate confirmation of availability without having to make telephone inquiries. The Company believes that its Surround Store Inventory Program and its Priority Parts operation provide the Company with important competitive advantages.

     The Company has classified its product mix into 110 separate categories through a merchandising program designed to determine the optimal inventory mix at an individual store based on that store's historical sales. The Company believes that it can improve store sales, gross profit margin and inventory turnover by tailoring individual store inventory mix based on historical sales patterns for each of the 110 product categories.

PRICING

     The Company's pricing philosophy is to not lose a customer because of price. The Company's pricing strategy is to offer everyday low prices at each of its stores. The Company offers to beat by 5% any competitor's lower price. As a result, the Company closely monitors its competitors' pricing levels to ensure competitive pricing in all of the Company's stores. The Company's entry-level products offer excellent value by meeting standard quality requirements at low prices. Additionally, the Company utilizes its Step-up Program, through which it offers alternative products at slightly higher price points. These products typically provide extra features, improved performance, an enhanced warranty or are of national brand recognition.

     The Company has recently implemented its Precision Pricing Program which allows the Company to establish pricing zones at the store level rather than the market or chain level. This initiative enables the Company to establish pricing levels at each store based upon that store's local market competition, thereby providing competitive prices for customers. The Company introduced the Precision Pricing Program in the third quarter of fiscal 1997 and believes that, once fully implemented, it will provide the Company with the opportunity to improve its gross profit margin.

ADVERTISING

     The Company supports its marketing and merchandising strategy through print advertising, in-store promotional displays and an increasing emphasis on radio and television. The Company advertises in print through the use of monthly color circulars. The circulars, which are produced by the Company's in-house advertising department, emphasize specific products and contain redeemable coupons. The Company advertises on radio, television and billboards primarily to reinforce the Company's image and name recognition. Television advertising is targeted to sports programming and radio advertising primarily is aired during drive time. The Company's in-store signs and displays are used to promote products and identify departments, as well as to announce store specials. The Company sponsors a National Hot Rod Association ("NHRA") Funny Car and believes its core customer base are fans of NHRA racing. The Company also has web sites on the Internet at: (i) http://www.checkerauto.com, (ii) http://www.schucks.com and (iii) http://www.kragen.com.

STORE-BASED INFORMATION SYSTEMS

     Over the past several years, the Company has installed several store-level information systems, which have improved store labor productivity and customer service. The Company's store-based information systems are described below.

  POINT OF SALE SYSTEM

     The Company has installed a point of sale system ("POS") consisting of sophisticated cash registers and software in all of its stores, which electronically capture and report customer transactions. This POS system has improved store productivity and customer service by streamlining in-store procedures. Customer transactions previously requiring handwritten information have been eliminated as registers are now tied to the EPC and the central inventory system. This allows for paperless transactions and electronic updating of warranty information. Additionally, the POS software tracks the history of individual customer purchases, which allows the Company to monitor customer activity for use in regionalized marketing and merchandising programs.

  ELECTRONIC PARTS CATALOG

     The Company has upgraded and expanded the capabilities of its EPC, which is installed in each of its stores. The EPC is a software based system that identifies the location and availability of over one and a half million parts. The EPC is a user-friendly tool that enables the Company's sales associates to assist customers in parts selection and ordering based on simple input of the year, model and engine type and application needed. The EPC system covers vehicles with model years from 1967 through 1997. Once provided with this basic information, the EPC displays which part is needed and whether it is located in the store. In the event a particular product is unavailable at a store, the Company's recently implemented Surround Store Inventory Program enables a sales associate at that store to attempt to locate the requested product from stores in the same market and the Priority Parts depots. The EPC also indicates whether it can be obtained by special order through the Company's Priority Parts depots or certain warehouse distributors with same-day delivery, or directly from the manufacturer. Information about the customer's car can be entered into a permanent customer database that can be instantly accessed whenever the customer visits or phones the store. The EPC also displays related parts that the sales associates can recommend to the customer for purchase and prints parts lists for the customer. The Company's EPC system is integrated with its POS system and centralized Company database. This integration improves customer service by: (i) reducing check-out time by fully automating the ordering process between the parts counter and the POS register; (ii) allowing the store associate to order parts electronically with immediate confirmation of availability and/or delivery; and (iii) providing up to the minute pricing of products.

  RETAIL PAPERLESS MANAGEMENT SYSTEM

     The Company's Retail Paperless Management System ("RPMS") is a store-based software system used to improve store efficiency. The RPMS provides for interactive store associate development and testing, communication via Company-wide electronic mail, knowledge-based interviewing of associate applicants, automated associate time and attendance recording and forms automation.

  LABOR SCHEDULING SYSTEM

     The Company utilizes a sophisticated labor scheduling system that allocates labor hours based on factors including, forecasted sales and customer traffic counts. The Company believes this system enables it to provide superior customer service while providing for improved labor productivity.

  SATELLITE COMMUNICATIONS NETWORK

     The Company's satellite communications network links all of its stores with its corporate office. The satellite network enables the Company to efficiently obtain and deliver to its stores all file transfers, including pricing down-loads, sales information updates and interactive transactions such as electronic parts ordering. The system also broadcasts common files to all stores simultaneously to update the EPC. Additionally, the satellite network significantly increases the speed of credit card and check authorization.

  CALL CENTER

     The Company's centralized Call Center provides store personnel at selected high-volume stores the option to reroute customer calls to a central location during the store's busiest hours of operation. Call Center associates perform all functions that store personnel normally handle, such as store specific parts look-up, price look-up and inventory availability verification in a manner that is transparent to the call-in customer. Associates in the Call Center can take an order from a customer and electronically transmit it to the store, enabling the requested product to be picked up by the customer. Use of the Call Center allows sales associates to give their undivided attention to customers at the store while call-in customers are serviced directly by Call Center associates.

STORE OPERATIONS

     The Company's stores are divided into five geographic regions: Southwest, Rocky Mountain, Northwest, Southern California and Northern California. Each region is administered by a regional manager, each of whom oversees seven to ten district managers. Each of the Company's district managers has responsibility for between 11 and 18 stores. In addition, the 82 Trak West stores recently acquired are being treated as a region during the conversion to the Kragen name and store format. Upon completion of this conversion, the Company will redistribute its stores over seven regions.

     As of February 1, 1998, the geographic distribution of the Company's stores and the tradenames under which they operate are set forth in the table below.

                                             SCHUCK'S AUTO    CHECKER AUTO    KRAGEN AUTO    COMPANY
                                                SUPPLY           PARTS           PARTS        TOTAL
                                             -------------    ------------    -----------    -------
California.................................         1               1             358(1)       360(1)
Washington.................................        83              --              --           83
Arizona....................................        --              77              --           77
Colorado...................................        --              56              --           56
Utah.......................................        --              28              --           28
Oregon.....................................        24              --              --           24
Texas......................................        --              21              --           21
Nevada.....................................        --              14               7           21
New Mexico.................................        --              20              --           20
Idaho......................................        13               3              --           16
Montana....................................        --               9              --            9
Wyoming....................................        --               3              --            3
                                                  ---             ---             ---          ---
          Total............................       121             232             365          718
                                                  ===             ===             ===          ===

---------------

(1) Includes the 82 Trak West stores which are being converted to the Kragen name and store format.

     Stores generally are open seven days a week, with hours from 8:00 a.m. to 9:00 p.m. (9:00 a.m. to 6:00 p.m. on Sundays). Each store employs approximately 10 to 20 associates, including a store manager, two assistant store managers and a staff of full-time and part-time associates.

  STORE FORMATS

     The Company's stores generally are located in high visibility, high traffic strip shopping centers or in free-standing units adjacent to strip shopping centers. The stores, which range in size from 2,800 to 27,000 square feet, average approximately 6,900 square feet in size and offer between 13,000 and 16,000 SKUs.

     The Company has designed four prototype stores of 6,000, 7,000, 8,000 and 12,000 square feet in size. The store size for a given new location is selected based upon volume expectations determined through demographics and other Company studies included in the Company's detailed site selection process. See "-- Store Growth Strategy." The following table sets forth the Company's stores, by size, as of February 1, 1998:

                         STORE SIZE                           NUMBER OF STORES
                         ----------                           ----------------
10,000 sq. ft. or greater...................................         75
8,000-9,999 sq. ft. ........................................        122
6,000-7,999 sq. ft. ........................................        181
5,000-5,999 sq. ft. ........................................        209
Less than 5,000 sq. ft. ....................................        131

     Approximately 57% of the Company's stores are freestanding, with the balance principally located within strip shopping centers. Approximately 85% to 90% of each store's square footage is selling space, of which approximately 40% to 50% is dedicated to automotive replacement parts inventory. The replacement parts inventory area is fronted by a counter staffed by knowledgeable parts personnel and is equipped with EPCs. The remaining selling space contains gondolas for accessories and maintenance items, including oil and air filters, additives, waxes and other items, together with specifically designed shelving for batteries and, in many stores, oil products.

STORE GROWTH STRATEGY

     The Company's store growth strategy is focused on the Company's existing markets and includes (i) opening new stores, (ii) relocating smaller stores to larger stores at better locations, and (iii) expanding selected stores. The Company has identified most of its stores smaller than 5,000 square feet as future relocation or expansion priorities.

     The Company's Market Strategy Group, which is a part of its Real Estate Department, utilizes a sophisticated, market-based approach that identifies potential locations based on detailed demographic and competitive studies. These demographic and competitive studies include population density, growth patterns, age, ethnicity, per capita income, vehicle traffic counts, and the number and type of existing automotive-related facilities, such as automotive parts stores and other competitors within a pre-determined radius of the potential new location. These potential locations are compared to existing Company locations to determine opportunities for opening new stores and relocating or expanding existing stores.

     Additionally, the Company believes that the fragmented nature of the industry has enabled it to effectively pursue an opportunistic acquisition strategy. The Company focuses its acquisition efforts in (i) existing markets to achieve further market penetration in a timely and cost-effective manner without adding additional retail square footage (as was done in the Trak West Acquisition), and (ii) contiguous markets to permit further leveraging of its established infrastructure over an increasing sales base.

     The following table sets forth the Company's store development activities during the periods indicated.

                                                                      FISCAL YEAR
                                                              ----------------------------
                                                              1994    1995    1996    1997
                                                              ----    ----    ----    ----
Beginning stores............................................  538     544     566     580
New stores..................................................   10      24      19      65
Relocated stores............................................   12      30      37      36
Acquired Trak West stores...................................    0       0       0      82
Closed stores (including relocated stores)..................  (16)    (32)    (42)    (45)
                                                              ---     ---     ---     ---
Ending stores...............................................  544     566     580     718
                                                              ===     ===     ===     ===
Expanded stores.............................................    5       9       8       3
Total new and relocated stores..............................   22      54      56     101

     The Company believes that substantial growth opportunities exist in its current, highly fragmented markets and that its store growth strategy will increase its name recognition and market penetration while benefiting from economies of scale in advertising, management and distribution costs. In addition to the Trak West Acquisition, the Company opened 101 stores (including 36 relocations) in fiscal 1997 as compared to 56 stores (including 37 relocations) in fiscal 1996. The Company plans to continue the acceleration of its store growth strategy and expects to open or relocate approximately 130 stores in fiscal 1998 and approximately 150 stores in fiscal 1999. As of February 1, 1998, the Company had executed purchase contracts or leases for 56 sites, was in various stages of negotiation for 62 additional sites and had identified numerous potential additional sites for store growth. New stores generally become profitable during the first year of operation.

     On November 18, 1997, the Company reached an agreement in principle with an unrelated third party for the establishment of a leasing facility that will provide $125.0 million of financing for the acquisition and development of approximately 100 to 125 new stores over the period of February 1, 1998 through May 31, 1999. This facility is on terms that are generally more favorable than the Company's prior facility.

COMMERCIAL SALES PROGRAM

     In addition to its primary focus on serving the DIY consumer, the Company has significantly increased its marketing efforts to the commercial segment of the automotive replacement parts market. The commercial segment constitutes in excess of 50% of the approximately $78 billion of annual sales in the automotive aftermarket and is currently growing at a faster rate than the DIY segment of the market. The Commercial Sales Program, which is intended to facilitate penetration of this market segment, is targeted to professional mechanics, auto repair shops, auto dealers, fleet owners, mass and general merchandisers with auto repair facilities and other commercial repair outlets located near the Company's stores.

     The Company has made a significant commitment to this business, including the addition of a Vice President -- National Sales Manager in November 1997 and upgrading the information systems capabilities available to the commercial sales group. In addition, the Company employs District Sales Managers who have responsibility for servicing existing commercial accounts and developing new commercial accounts for approximately every five stores that have a CSC. Furthermore, each CSC has a dedicated in-store salesperson, driver and delivery vehicle.

     The Company believes it is well positioned to effectively and profitably service commercial customers, who typically require a high level of customer service and broad product availability. The commercial segment of the market has traditionally been serviced primarily by jobbers. Recently, however, automotive specialty retailing chains, such as the Company, have entered the commercial segment. The chains typically have multiple locations in given market areas and maintain a broad inventory selection. The Company believes it has significant competitive advantages in servicing the commercial segment because of its experienced sales associates, conveniently located stores, attractive pricing and ability to consistently deliver a broad product offering with an emphasis on national brand names.

     At September 30, 1994, the Company operated CSCs in five of its stores and currently operates CSCs in 330 of its stores. The Company's sales to commercial accounts (including sales by stores without CSCs) have increased 32.6% to $87.7 million, or 13.8% of total sales, in the thirty-nine weeks ended November 2, 1997 from $66.1 million, or 11.2% of total sales, in the comparable period in fiscal 1996.

     The Company intends to continue to expand its successful marketing efforts to the commercial segment of the automotive aftermarket. The Company believes that significant opportunities exist to increase sales at its existing CSCs by focusing on the penetration of certain segments of the commercial market such as fleet owners, municipalities and national accounts. In addition, the Company intends to continue installing CSCs in selected existing stores, in approximately half of its new stores, and in 43 of the recently acquired Trak West stores (which did not actively pursue commercial customers under prior ownership).

PURCHASING

     Merchandise is selected and purchased for all stores by personnel at the Company's corporate headquarters in Phoenix, Arizona from over 300 suppliers. No one class of product and no single supplier accounted for as much as 10% of the Company's purchases in fiscal 1996.

     The Company's inventory management systems include the E-3 Trim Buying System, which provides inventory movement forecasting based upon history, trend and seasonality. Combined with service level goals, vendor lead times and cost of inventory assumptions, the E-3 Trim Buying System determines the timing and size of purchase orders. Approximately 90% of the dollar value of transactions are sent via electronic data interchange, with the remainder being sent by a computer facsimile interface. The Company's store replenishment system generates orders based upon store on-hand and store model stock. This includes an automatic model stock adjustment system utilizing historical sales, seasonality and store presentation requirements. The Company is also able to allocate seasonal and promotional merchandise based upon a store's history of prior promotional and seasonal sales.

     The Company offers products with nationally recognized, well-advertised brand names, such as Armor All, Autolite, Blue Streak, Castrol, Dayco, Exide, Fel Pro, Fram, Havoline, Mobil, Monroe, Pennzoil, Prestone, Quaker State, Slick 50, Stant, Sylvania, Turtle Wax and Valvoline. In addition to brand name products, the Company's stores carry a wide variety of high quality private label products. Because most of such products are produced by nationally recognized manufacturers that produce similar brand name products that enjoy a high degree of consumer acceptance, the Company believes that its private label products are of a quality that is comparable to such brand name products.

     The Company has increased its gross profit margin over the last several years primarily as a result of more favorable vendor terms, taking advantage of cash discounts from vendors, efficiencies from its new warehouse and distribution system and improvements in product mix. The Company believes that the improved vendor terms are primarily the result of the Company's improved financial performance, a reduction in overall vendor payables and growth in its store count. The Company's gross profit margin increased from 39.6% in fiscal 1995 to 43.6% for the thirty-nine weeks ended November 2, 1997 and the Company believes it has the opportunity to continue realizing higher gross profit margins. The Company believes it can further improve its gross profit margin through obtaining improved vendor terms as a result of its increased size and profitability and the significant deleveraging resulting from the Offering.

WAREHOUSE AND DISTRIBUTION

     The Company successfully converted its warehouse and distribution system from a manual, labor intensive, paper-based system to a technologically advanced fully integrated system. This system, which became fully operational in the fourth quarter of fiscal 1995, has improved the Company's in-stock levels to the highest in recent years. The Company has sufficient warehouse and distribution capacity to meet the requirements of its growth plans for the foreseeable future. The Company has reduced warehouse and distribution expenses as a percentage of net sales from 4.9% for fiscal 1995 to 3.8% for fiscal 1996 and 3.4% for the thirty-nine weeks ended November 2, 1997.

     The new system utilizes bar coding, radio frequency scanners and sophisticated conveyor and put-to-light systems. The Company has instituted engineered labor standards in each of its distribution centers which have contributed to improved labor productivity. Each store is currently serviced by one of the Company's two main distribution centers, with the regional distribution centers handling bulk materials, such as oil received directly from vendors. All of the Company's merchandise is shipped by vendors to the Company's distribution centers, with the exception of batteries, which are shipped directly to stores by the vendor.

     The Company's fill rates and in-stocks have significantly improved since implementation of the new warehouse and distribution system. In addition, picking accuracy has improved from 95% to 99% which has resulted in a high level of accuracy in the stores' perpetual inventory balances.

     The following table sets forth certain information relating to the Company's two main distribution centers as of February 1, 1998:

                                                                                          NUMBER
                                                                                            OF
DISTRIBUTION                                                              NUMBER OF     FULL-TIME
   CENTER                    AREA SERVED               SIZE (SQ. FT.)   STORES SERVED   ASSOCIATES
------------                 -----------               --------------   -------------   ----------
Phoenix, AZ     Arizona, Colorado, Idaho, Nevada, New
                Mexico, California, Texas, Utah......     273,520            315           288
Dixon, CA       California, Nevada, Washington,
                Oregon, Idaho, Montana, Wyoming......     325,500            403           290
                                                          -------            ---           ---
                                                          599,020            718           578
                                                          =======            ===           ===

     Upon completing conversion of the 82 Trak West stores during the first quarter of fiscal 1998 to the Kragen name and store format, the Company will service all these stores through its existing distribution centers, enabling it to benefit from economies of scale. The Company has the capability of expanding the Phoenix and Dixon distribution centers by approximately 80,000 and 160,000 square feet, respectively.

MANAGEMENT INFORMATION SYSTEMS

     The Company's management information systems constitute an important element of the Company's operations and growth strategy. The Company uses one Hitachi Data System EX33 Mainframe, four IBM AS/400's ("AS/400") and over 400 personal computers which are connected to a local area network. A satellite communications network provides the connectivity from the centralized Company database to the stores. The Company is currently upgrading these systems, as necessary, to be "Year 2000" compliant.

     The Company's store-based information systems are on a UNIX based platform with full connectivity between the EPC and the POS systems. This includes electronic ordering from the EPC via the corporate office AS/400 to the Company's Priority Parts depots, third-party warehouse distributors and directly to vendors.

ASSOCIATES

     As of February 1, 1998, the Company employed approximately 6,600 full-time associates and 3,125 part-time associates. Approximately 85% of these personnel are employed in store level operations, 8% in distribution and 7% in the Company's corporate headquarters, including its Call Center and Priority Parts operation.

     The Company has never experienced any material labor disruption and believes that its labor relations are excellent. Except for 402 employees located at approximately 36 stores in the San Jose, California market, who have been represented by a union for more than 18 years, none of the Company's personnel is represented by a labor union.

FACILITIES

     The following table sets forth certain information concerning the Company's principal facilities:

                                                          SQUARE
               PRIMARY USE                   LOCATION     FOOTAGE   NATURE OF OCCUPANCY
               -----------                   --------     -------   -------------------
Corporate office.........................  Phoenix, AZ     96,000         Leased(1)
Distribution center......................  Dixon, CA      325,500         Leased
Distribution center......................  Phoenix, AZ    273,520         Leased
Regional distribution center.............  Auburn, WA      52,400         Leased
Regional distribution center.............  Denver, CO      34,800         Leased
                                           Salt Lake,
Regional distribution center.............  UT              32,000         Leased
Regional distribution center.............  Commerce, CA    48,400         Leased

---------------

(1) This facility is owned by Missouri Falls Partners, an affiliate of Carmel. See "Certain Transactions."

     At February 1, 1998, all but two of the Company's stores were leased. The expiration dates (including renewal options) of the store leases are summarized as follows:

                           YEARS                              STORES(1)
                           -----                              ---------
1996-2000...................................................      27
2001-2005...................................................      67
2006-2010...................................................      76
2011-2020...................................................     293
2021-2030...................................................     210
2031-thereafter.............................................      43

---------------

(1) Of these stores, 30 are owned by affiliates of Carmel. See "Certain Transactions."

COMPETITION

     The Company competes principally in the DIY segment of the automotive aftermarket. Although the number of competitors and the level of competition vary by market area, the DIY market is highly fragmented and generally very competitive. The Company competes primarily with national and regional retail automotive parts chains (such as AutoZone, Inc., Chief Auto Parts, Inc. and The Pep Boys-Manny, Moe and Jack, Inc.), wholesalers or jobber stores (some of which are associated with national automotive parts distributors or associations, such as NAPA), automobile dealers, and mass merchandisers that carry automotive replacement parts, maintenance items and accessories (such as Wal-Mart Stores, Inc.). The Company believes that chains of automotive parts stores, such as that operated by the Company, with multiple locations in regional markets, have competitive advantages in marketing, product selection, purchasing and distribution, as compared to independent retailers and jobbers that are not part of a chain or associated with other retailers or jobbers. The Company believes that, as a result of these advantages, national and regional chains have been gaining market share in recent years at the expense of independent retailers and jobbers.

     The principal competitive factors that affect the Company's business are store location, customer service, product selection, availability, quality and price. While the Company believes that it competes effectively in its various geographic areas, certain competitors are larger in terms of sales volume, have greater financial and management resources and have been operating longer in certain geographic areas.

TRADE NAMES, SERVICE MARKS AND TRADEMARKS

     The Company owns and has registered the service mark "Schuck's" with the United States Patent and Trademark Office for use in connection with the automotive parts retailing business. The Company owns the rights to use the tradenames "Checker" (in connection with the automotive parts retailing business in the West and Southeast regions of the United States) and "Kragen." In addition, the Company owns and has registered numerous trademarks with respect to many of its private label products. The Company believes that its various tradenames, service marks and trademarks are important to its merchandising strategy, but that its business is not otherwise dependent on any particular service mark, tradename or trademark. There are no infringing uses known by the Company that materially affect the use of such marks.

ENVIRONMENTAL MATTERS

     The Company is subject to various federal, state and local laws and governmental regulations relating to the operation of its business, including those governing recycling of batteries and used lubricants, and regarding ownership and operation of real property. The Company handles hazardous materials during its operations, and its customers may also bring or use hazardous materials or used oil onto the Company's properties. Additionally, while the Company does not service automobiles, it does sublease pre-existing service bays at a small number of store locations to third parties. The operators of these service bays are required to dispose of certain items, including used batteries, lubricants and oils in accordance with applicable environmental regulations. The Company also currently provides a recycling program for batteries and for the collection of used lubricants at certain of its stores as a service to its customers pursuant to agreements with third-party vendors. Pursuant to the agreements, the batteries and used lubricants are collected by Company employees, deposited into vendor-supplied containers/pallets and then disposed of by the third-party vendors. The Company's agreements with such vendors are designed to limit its potential liability under applicable environmental regulations for any harm caused by the batteries and lubricants to off-site properties or even on-site when such failure is the fault of the vendor. Many of the agreements provide for indemnification of the Company against liability that it may incur in connection with the disposal of such items.

     Under environmental laws, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under, or in such property. Such laws often impose joint and several liability and may be imposed without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous or toxic substances. The Company does not believe that compliance with such laws and regulations has had a material impact on its operations to date, but there can be no assurance that future compliance with such laws and regulations will not have a material adverse effect on the Company or its operations.

LEGAL PROCEEDINGS

     The Company currently and from time to time is involved in litigation incidental to the conduct of its business. The damages claimed against the Company in some of these litigations are substantial. Although the amount of liability that may result from these matters cannot be ascertained, the Company does not currently believe that, in the aggregate, they will result in liabilities material to the Company's consolidated financial condition, results of operations or cash flow.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the name, age and position of each of the directors and executive officers of the Company. Prior to the Offering, the executive officers of Auto were given the same titles at the Company as they held at Auto. Each director of the Company will hold office until the next annual meeting of stockholders of the Company or until his or her successor has been elected and qualified. Officers of the Company are elected by the Board of Directors of the Company and serve at the discretion of such Board of Directors.


             NAME               AGE                     POSITION AT THE COMPANY
             ----               ---                     -----------------------
Maynard Jenkins(1)............  55    Chairman of the Board and Chief Executive Officer(2)
James Bazlen..................  47    Director, President and Chief Operating Officer
Martin Fraser.................  42    Senior Vice President -- Merchandising and Distribution
Lon Novatt....................  37    Senior Vice President -- Real Estate, General Counsel and
                                      Secretary
Robert Shortt.................  36    Senior Vice President -- Commercial Sales and Marketing
Henry Torres..................  35    Senior Vice President -- Information Systems and
                                      Re-Engineering
Dale Ward.....................  48    Senior Vice President -- Store Operations
Don Watson....................  42    Senior Vice President, Chief Financial Officer and Treasurer
Jon P. Hedley.................  37    Director
Edward G. Lord, III...........  49    Director
Christopher J. O'Brien........  39    Director
Charles J. Philippin(1)(3)....  47    Director
Robert Smith(3)...............  59    Director
Christopher J. Stadler(1).....  33    Director
Jules Trump(1)................  54    Director(4)
Eddie Trump(1)................  51    Director
Savio W. Tung.................  46    Director


---------------

(1) Member of the Compensation Committee.

(2) Mr. Jenkins assumed these positions on January 27, 1997.

(3) Member of the Audit Committee.

(4) Until January 27, 1997, Mr. Trump also served as the Company's Chairman of the Board and Chief Executive Officer.

     MAYNARD JENKINS has been the Chairman of the Board and Chief Executive Officer of the Company and Auto since January 1997. Prior to joining the Company and Auto, Mr. Jenkins served as President and Chief Executive Officer of Orchard Supply Hardware from December 1986 to January 1997. Prior thereto Mr. Jenkins held various executive positions with Gemco.

     JAMES BAZLEN has been a director of the Company since July 1994. He had previously served as a director of the Company from November 1989 through June 1992. Prior to his June 1994 promotion to President and Chief Operating Officer of Auto, Mr. Bazlen was Vice Chairman and Chief Financial Officer of Auto from June 1991 and also served as Senior Vice President of the Trump Group, a private investment group, from March 1986. Mr. Bazlen had been the Senior Vice President of Auto from April 1990 to June 1991. Prior to joining the Trump Group in 1986, Mr. Bazlen served in various executive positions with General Electric Company and GE Capital for thirteen years.

     MARTIN FRASER has been Senior Vice President -- Merchandising and Distribution of Auto since October 1997. Prior to that, Mr. Fraser was Vice President of Distribution and Replenishment of Auto since August 1995. From September 1989 to August 1995, he served in several executive positions, including Vice President of Logistics and Vice President -- Inventory Management.

     LON NOVATT has been Senior Vice President -- Real Estate, General Counsel and Secretary of Auto since June 1997. Prior to that, Mr. Novatt was Vice President -- Legal, General Counsel and Secretary of Auto, and Secretary of the Company, since December 1995. From March 1994 to November 1995, Mr. Novatt was Senior Counsel for Broadway Stores, Inc., a department store chain. From October 1985 to February 1994, Mr. Novatt was with the Los Angeles law firm of Freeman, Freeman & Smiley where he was a partner from January 1992 to February 1994.

     ROBERT SHORTT has been Senior Vice President -- Commercial and Marketing of Auto since October 1997. Prior to that, Mr. Shortt was Vice
President -- Merchandising and Marketing of Auto since April 1996. From April 1995 to April 1996, Mr. Shortt was Vice President of Marketing for the Price Pfister division of Black & Decker Corp. From March 1993 to April 1995, Mr. Shortt was Vice President of Marketing of the Kwikset division of Black & Decker Corp. Prior thereto, from March 1991 to March 1993, he was Director of Marketing of Kwikset division of Black & Decker Corp.

     HENRY TORRES has been Senior Vice President -- Information Systems and Re-Engineering of Auto since April 1997. Prior to that, Mr. Torres was Vice President -- Information Systems and Re-Engineering of Auto since February 1996. From September 1995 to February 1996, Mr. Torres was Vice President -- Re-Engineering. From December 1993 to September 1995, Mr. Torres was Director of Re-Engineering. Prior thereto, from April 1989 to December 1993, Mr. Torres held various executive positions for Sam's Club/Wal-Mart Stores, Inc., a discount retailer.

     DALE WARD has been Senior Vice President -- Store Operations of Auto since March 1997. Prior to that Mr. Ward served as Executive Vice President and Chief Operating Officer of Orchard Supply Hardware since April 1996. Mr. Ward served as President and Chief Executive Officer of F&M Super Drug Stores, Inc., a drug store chain, from 1994 to 1995. He also served as President and Chief Executive Officer of Ben Franklin Stores, Inc., a variety and craft store chain, from 1988 to 1993 and as Chairman of Ben Franklin Crafts Inc., a craft store chain, from 1991 to 1993.

     DON WATSON has been Treasurer of the Company since October 1996 and Chief Financial Officer of Auto since December 1997. Mr. Watson has also served as Senior Vice President -- Finance and Treasurer of the Company and Auto since April 1997. Prior to that, Mr. Watson had been the Senior Vice President -- Finance, Controller and Treasurer of Auto since April 1993. From June 1988 to March 1993, he was Vice President and Controller of Auto.

     JON P. HEDLEY became a director of the Company on October 30, 1996. He has been an executive of Investcorp, its predecessor or one or more of its wholly-owned subsidiaries since April 1990. Mr. Hedley is a director of Saks Holdings, Inc. and Simmons Company.

     EDWARD G. LORD, III became a director of the Company in April 1997. He has been an executive of Investcorp, its predecessor or one or more of its wholly-owned subsidiaries since November 1994. Prior to joining Investcorp, Mr. Lord was a Managing Director of Dean Witter Realty. From 1991 until February 1992, Mr. Lord was a senior officer of the Mutual Life Insurance Company of New York.

     CHRISTOPHER J. O'BRIEN became a director of the Company on October 30, 1996. He has been an executive of Investcorp, its predecessor or one or more of its wholly-owned subsidiaries since December 1993. Prior to joining Investcorp, Mr. O'Brien was a Managing Director of Mancuso & Company for four years. Mr. O'Brien is a director of Falcon Building Products, Inc., Simmons Company, Star Markets, Inc. and The William Carter Company.

     CHARLES J. PHILIPPIN became a director of the Company on October 30, 1996. He has been an executive of Investcorp, its predecessor or one or more of its wholly-owned subsidiaries since July 1994. Prior to joining Investcorp, Mr. Philippin was a partner of Coopers & Lybrand L.L.P. Mr. Philippin is a director of Falcon Building Products, Inc., Saks Holdings, Inc., Simmons Company and The William Carter Company.

     ROBERT SMITH became a director of the Company on October 30, 1996. Mr. Smith is a Protector of Carmel (see "Principal Stockholders"). Mr. Smith has served as President of Newmark Capital Limited, a private investment and consulting company since March 1992. Mr. Smith also serves as a director of Rogers Cantel Mobile Communications Inc., PLD Telekom Inc. and Canadian World Fund Limited.

     CHRISTOPHER J. STADLER became a director of the Company on October 30, 1996. He has been an executive of Investcorp, its predecessor or one or more of its wholly-owned subsidiaries since April 1, 1996. Prior to joining Investcorp, Mr. Stadler was a Director with CS First Boston Corporation. Mr. Stadler is a director of Falcon Building Products, Inc. and The William Carter Company.

     JULES TRUMP was the Chairman of the Board of the Company from December 1986 until January 27, 1997, its Chief Executive Officer from March 1990 until January 27, 1997, and a director of the Company since December 1986. Mr. Trump has also served as Chairman or Co-Chairman of The Trump Group since February 1982. Mr. Trump is a director of Boatracs, Inc. Jules Trump is Eddie Trump's brother.

     EDDIE TRUMP has been a director of the Company since July 1994. Mr. Trump previously served as a director of the Company from December 1986 until July 1992. Since February 1982, Mr. Trump has served as President or Co-Chairman of The Trump Group. Eddie Trump is Jules Trump's brother.

     SAVIO W. TUNG became a director of the Company on October 30, 1996. He has been an executive of Investcorp, its predecessor or one or more of its wholly-owned subsidiaries since September 1984. Mr. Tung is a director of Saks Holdings, Inc., Star Markets, Inc. and Simmons Company.

BOARD OF DIRECTORS AND COMMITTEES

     Election of directors is subject to the provisions of a stockholders' agreement (see "Certain Transactions -- Stockholders' Agreement"). In April 1997, the Board of Directors of the Company created a Compensation Committee and an Audit Committee. Messrs. Jenkins, Philippin, Stadler, Jules Trump and Eddie Trump were appointed to the Compensation Committee and Messrs. Philippin and Smith were appointed to the Audit Committee. The Company will appoint two independent directors, who will serve as members of the Audit Committee, reasonably promptly after the Offering.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company did not have a compensation committee during fiscal 1996. Jules Trump and Eddie Trump each participated in deliberations concerning executive officer compensation. No executive officer of the Company serves as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors.

COMPENSATION OF DIRECTORS

     Directors of the Company who are employees of the Company or designees of the Investcorp Group or the Carmel Group do not receive any additional compensation for serving as directors of the Company. The two independent directors which the Company intends to appoint following the Offering will receive compensation, which has not yet been established, for serving as directors.

EXECUTIVE COMPENSATION

     The Company is a holding company which conducts all of its activities through its main operating subsidiary, Auto, and the subsidiaries of Auto. The officers of the Company receive no compensation in their capacities as officers of the Company. Accordingly, the following table sets forth information concerning the annual and long-term compensation earned in fiscal 1996 (which was a 53-week year) and fiscal 1997 by Auto's Chief Executive Officer and each of the four other most highly compensated executive officers of Auto whose annual salary and bonus during fiscal 1997 exceeded $100,000 (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                            LONG-TERM
                                                           ANNUAL          COMPENSATION
                                                        COMPENSATION          AWARDS
                                                    --------------------    SECURITIES
                NAME AND                   FISCAL                ANNUAL     UNDERLYING       ALL OTHER
           PRINCIPAL POSITION               YEAR    SALARY($)   BONUS($)     OPTIONS      COMPENSATION($)
           ------------------              ------   ---------   --------   ------------   ---------------
Maynard Jenkins..........................   1997     525,000          0        39,940        1,014,807(1)
  Chairman,                                 1996      10,100          0       401,967               72(2)
  Chief Executive Officer
James Bazlen.............................   1997     400,000     80,000             0        6,623,419(3)
  President,                                1996     376,000          0       299,337        6,460,594(3)
  Chief Operating Officer
Martin Fraser............................   1997     161,731     30,500        19,756          338,207(4)
  Senior Vice President -- Merchandising    1996     148,500     22,522        33,868          327,065(4)
  and Distribution
Don Watson...............................   1997     159,423     33,000         6,209          178,318(5)
  Senior Vice President,                    1996     126,500     18,600        33,868          168,824(5)
  Chief Financial Officer and Treasurer
Robert Shortt............................   1997     185,385     36,000         8,467           73,347(6)
  Senior Vice President -- Commercial       1996     141,346     17,500        33,868          143,867(6)
  Sales and Marketing

---------------

(1) Represents cash bonus for future services, reimbursement for relocation costs and insurance premiums paid by the Company with respect to term life insurance covering Mr. Jenkins.

(2) Represents insurance premiums paid by the Company with respect to term life insurance covering Mr. Jenkins.

(3) Represents insurance premiums paid by the Company with respect to term life insurance covering Mr. Bazlen, contributions made by the Company to its Retirement Program based upon Mr. Bazlen's contributions and payments pursuant to an equity participation agreement (which includes accrued interest) in connection with the Acquisition.

(4) Represents reimbursement of medical expenses in excess of insurance coverage provided by the Company, insurance premiums with respect to term life insurance covering Mr. Fraser, contributions made by the Company to its Retirement Program based upon Mr. Fraser's contributions, payments pursuant to an equity participation agreement (which includes accrued interest) in connection with the Acquisition.

(5) Represents reimbursement of medical expenses in excess of insurance coverage provided by the Company, insurance premiums with respect to term life insurance covering Mr. Watson, contributions made by the Company to its Retirement Program based upon Mr. Watson's contributions, payments pursuant to an equity participation agreement (which includes accrued interest) in connection with the Acquisition and additional payments related to the Acquisition.

(6) Represents insurance premiums with respect to term life insurance covering Mr. Shortt, reimbursements for relocation costs, contributions made by the Company to its Retirement Program based upon Mr. Shortt's contributions, payments pursuant to an equity participation agreement which includes accrued interest in connection with the Acquisition.

     The following table provides information with respect to stock options granted during the fiscal year ended February 1, 1998 to the Named Executive
Officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                   POTENTIAL REALIZABLE
                                                                                         VALUE AT
                                             INDIVIDUAL GRANTS                        ASSUMED ANNUAL
                           -----------------------------------------------------       RATE OF STOCK
                           NUMBER OF     % OF TOTAL                                 PRICE APPRECIATION
                           SECURITIES     OPTIONS                                       FOR OPTION
                           UNDERLYING    GRANTED TO    EXERCISE                            TERM
                            OPTIONS     EMPLOYEES IN     PRICE      EXPIRATION     ---------------------
          NAME              GRANTED     FISCAL YEAR    ($/SHARE)       DATE           5%          10%
          ----             ----------   ------------   ---------   -------------   ---------   ---------
Maynard Jenkins.........     39,940         12.4%       $12.04      Feb. 1, 2005   $195,746    $456,235
James Bazlen............          0           --            --                --         --          --
Martin Fraser...........     19,756          6.1         12.04     Dec. 23, 2004     96,834     225,664
Don Watson..............      6,209          1.9         12.04     Dec. 23, 2004     30,430      70,925
Robert Shortt...........      8,467          2.6         12.04     Dec. 23, 2004     41,497      96,718

     The following table contains certain information regarding options to purchase shares of Common Stock held as of February 1, 1998 by each of the Named Executive Officers:

                         FISCAL YEAR END OPTION VALUES

                                                        NUMBER OF
                                                  SECURITIES UNDERLYING           VALUE OF UNEXERCISED
                                                   UNEXERCISED OPTIONS            IN-THE-MONEY OPTIONS
                                                    AT FISCAL YEAR END           AT FISCAL YEAR END ($)
                                              ------------------------------   ---------------------------
                   NAME                       EXERCISABLE    UNEXERCISABLE     EXERCISABLE   UNEXERCISABLE
                   ----                       -----------   ----------------   -----------   -------------
Maynard Jenkins............................          0          441,907                0       3,517,580
James Bazlen...............................     42,762          256,575          340,386       2,042,337
Martin Fraser..............................          0           53,624                0         426,847
Don Watson.................................          0           40,077                0         319,013
Robert Shortt..............................          0           42,335                0         336,987

EXECUTIVE EMPLOYMENT ARRANGEMENTS

     Auto has entered into employment agreements with Messrs. Jenkins and Bazlen pursuant to which they earned annual base salaries in 1997 of $525,000 and $400,000, respectively. Pursuant to these agreements, Messrs. Jenkins and Bazlen will be eligible for bonuses based upon the EBITDA of Auto and, in the case of Mr. Jenkins for fiscal 1997 at the discretion of its Board of Directors. These agreements do not contain stated termination dates, but rather are terminable at will by either party. If Auto were to terminate the employment of Mr. Bazlen without cause or if he terminates his employment for Good Reason (as defined), Auto has agreed to continue to pay him at a rate equal to his annual base salary then in effect for a period of one year from his termination. Mr. Jenkins' employment agreement provides that if he is terminated without cause or if he terminates his employment for Good Reason, he will continue to receive his base salary and performance bonus for a period of 24 months. In connection with Mr. Jenkins becoming the Company's Chief Executive Officer, the Company agreed to pay him a cash bonus for future services of $1,000,000 which he would use to purchase shares of Common Stock from the Investcorp Group (subject to vesting restrictions expiring in full in 1999) and to make him a loan in the amount of $441,500 to be used to pay the state and federal income taxes he incurred in connection with receipt of the cash bonus. In connection with Mr. Jenkins relocating to, and purchasing a home in, the Phoenix area, Mr. Jenkins received a loan of $550,000 from the Company. See "Certain Transactions."

     In connection with the execution of his employment agreement, Mr. Jenkins received an option for 401,967 shares of Common Stock, exercisable at $12.04 per share. As a result of vesting acceleration triggered by an initial public offering, this option will generally vest and become exercisable on the second anniversary of the Offering, subject to earlier vesting based upon the achievement of certain EBITDA targets and the occurrence of other specified events. In connection with the Trak West Acquisition, Mr. Jenkins received an option for 39,940 shares of Common Stock, exercisable at $12.04 per share, effective as of February 1, 1998. This option will vest and become exercisable in four equal annual installments beginning in April 1999. In connection with the Offering, Mr. Jenkins received an option for 216,634 shares of Common Stock, exercisable at $20.00 per share. This option will vest and become exercisable in three equal annual installments beginning in April 2000.

     In connection with the execution of his employment agreement, Mr. Bazlen received an option for 299,337 shares of Common Stock, exercisable at $12.04 per share. This option has both vested and become exercisable to the extent of 42,762 shares of Common Stock. As a result of vesting acceleration triggered by an initial public offering, the remainder of this option will generally vest and become exercisable on the second anniversary of the Offering, subject to earlier vesting based upon the achievement of certain EBITDA targets and the occurrence of other specified events.

RETIREMENT PROGRAM

     Auto sponsors the CSK Auto, Inc. Retirement Program (the "Retirement Program"), a defined contribution plan that is qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). Participation in the Retirement Program is voluntary and available to any employee, after one year of employment, who is 21 years of age. Each participant can elect to contribute up to 15% of his compensation on a pre-tax basis, subject to the legal maximum of $9,500 per individual. In accordance with the provisions of the Retirement Program, Auto may elect to make matching contributions to the Retirement Program. For calendar year 1996, Auto matched 20% of the first 6% of compensation contributed by each participant for the year. Contributions to the Retirement Program and Retirement Program earnings are fully vested. Auto made matching contributions of approximately $288,000 to the Retirement Program in fiscal 1996. Effective October 1, 1997, Auto changed its matching formula under the Retirement Program so that, of the first 4% of annual compensation contributed, 40%, 50% and 60% is matched by Auto for participants with less than 5 years of service, between 5 and 10 years of service and in excess of 10 years of service, respectively.

INCENTIVE COMPENSATION PLAN

     In May 1996, the Company instituted a general and administrative staff incentive compensation bonus plan (the "Incentive Plan"). The Incentive Plan is administered by the Chief Executive Officer of the Company. It was in effect during the Company's 1996 fiscal year. The Incentive Plan is designed to reward eligible Company executives, managers and supervisors for the achievement of pre-defined Company performance objectives. Generally, employees at the supervisor level or above are eligible to participate in the Incentive Plan. At the beginning of the plan period, a financial goal for the Company is established by the Chief Executive Officer, who is ineligible for the Incentive Plan. The financial goal is based upon a measure of earnings before taking into account interest, taxes, depreciation and amortization. Depending on the percentage of the financial goal which is met, a percentage of each eligible employee's base salary will be paid as a bonus. Bonus awards are determined by multiplying an eligible employee's base salary by a pre-determined, corresponding percentage which is based on the amount of the financial goal achieved by the Company. Bonus payments are made semi-annually and are pro-rated if an employee has not been employed continuously by the Company during the fiscal year. In fiscal 1996, the Company incurred approximately $1.0 million of expense with respect to the Incentive Plan.

EQUITY PARTICIPATION AGREEMENTS

     Prior to the Acquisition, the Company had entered into incentive compensation agreements with certain of its executives pursuant to which they would be compensated in a sale of the Company's equity securities as if they owned specified percentages of the Company's then outstanding common stock. Pursuant to the agreements, Messrs. Bazlen, Fraser, Watson and Shortt, as well as one other current executive officer and two former executive officers who are not Named Executive Officers, became entitled to certain payments in connection with the Acquisition based upon the consideration they would have been entitled to if they had owned an aggregate of 6.4% of the Company's common stock and had sold all of such common stock in connection with the Acquisition at the price per share paid for such shares in the Acquisition. In satisfaction of all of the Company's obligations under these agreements, such individuals received payments on the closing of the Acquisition and Financings and in November 1997 in the following amounts: Mr. Bazlen: $6.5 million and $6.7 million; Mr. Fraser: $0.3 million and $0.3 million; Mr. Watson: $0.1 million and $0.1 million; and Mr.
Shortt: $0.07 million and $0.07 million. Carmel reimbursed the Company for 60% (the estimated after-tax cost to the Company) of the amount of such latter payments made one year from the closing of the Acquisition and Financings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Effect of the Acquisition and Financings."

1996 ASSOCIATE AND EXECUTIVE STOCK OPTION PLANS

     On October 30, 1996, subject to approval by the Company's Board of Directors and the Company's stockholders, the Company awarded options to purchase shares of Common Stock of the Company under its Associate Stock Option Plan (the "Associate Plan") and its Executive Stock Option Plan (the "Executive Plan" and together with the Associate Plan, the "Plans") in order to provide incentives to store managers and salaried corporate and warehouse employees of the Company. Effective February 1997 and February 1998, respectively, the Company's Board of Directors and the Company's stockholders approved the Plans and the issuance of the above-described options. Effective October 1997, the Company amended the Plans to increase the number of shares for which options may be granted thereunder and issued additional options.

     The Plans may be administered by a committee of the Board of Directors of the Company, which would have broad authority in administering and interpreting the Plans, or, if a committee has not been appointed, by the entire Board of Directors. The Plans provide that, at such time as the Company has a class of equity securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the committee must consist entirely of "Non-Employee Directors" (as defined in Rule 16b-3 under the Exchange Act). A committee has not yet been appointed to administer the Plans.

     Options to purchase up to an aggregate of 1,026,300 and 684,200 shares of Common Stock may be granted under the Associate Plan and the Executive Plan, respectively. Options granted under the Plans may be options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, or options not intended to so qualify. In the event that an optionee's employment with the Company is terminated, depending on the timing and reasons for such termination, the Option may terminate, remain exercisable for a short period or be replaced by a right to receive certain payments upon completion of an initial public offering of the Company's securities. In the event of a sale of more than 80% of the outstanding shares of capital stock of the Company or 80% of its assets, the vested portion of an option and, under circumstances, the unvested portion will be purchased by the Company.

     The Company has granted options to purchase 693,591 shares under the Associate Plan with applicable exercise prices ranging from of $12.04 to $20.00 per share. The Company has granted options to purchase 385,651 shares under the Executive Plan with an applicable exercise price of $12.04. All options expire on the seventh anniversary of the date of grant (or, under certain circumstances, 30 days later).

     As a result of the Offering, each option granted under the Plans will become exerciseable upon vesting. Options granted under the Associate Plan will vest in three equal installments on the second, third and fourth anniversaries of the date of their grant, assuming the associate's employment continues during this period ("Four Year Vesting"). Options granted under the Executive Plan will be subject to the Four Year Vesting as to 84% of such options and performance vesting (over the same four years) as to the remaining 16%. The performance vesting criteria will be based upon achieving specified operating results. Partial vesting of options subject to performance vesting will occur if the Company achieves less than 95% of the specified operating results. Any portion of options granted under the Executive Plan which are subject to performance vesting and which do not vest during the four years will automatically vest 90 days prior to the end of the option's term. If the specified operating results are exceeded for any year by at least 10%, the executive will receive options for up to an additional 5% (20% on a cumulative basis) of his or her original option grant.

     Currently, Vice Presidents and Senior Vice Presidents are eligible for participation in the Executive Plan. Store associates and other employees of the Company are eligible for participation in the Associate Plan. The Company's Chief Executive Officer and Chief Operating Officer are not covered by either of the Plans. See "-- Executive Employment Arrangements."

MANAGEMENT STOCK PURCHASE AGREEMENTS AND 1997 STOCK LOAN PLAN

     The Company has established stock purchase and stock loan programs pursuant to which members of Auto's management have purchased an aggregate of 180,600 shares of Common Stock at the price per share paid in the Acquisition and Financings and have received loans from the Company to fund a portion of the cost of such shares. Loans made pursuant to the 1997 Stock Loan Plan are secured by a pledge of the purchased shares, mature in six years, and bear interest at the same rate as the revolving credit portion of the Senior Credit Facility. To the extent a loan exceeds the purchase price of all shares purchased by the participant for cash outside of the loan program, the participant will have to reduce the principal balance of the loan using 50% of the after-tax portion of his or her annual bonus. Each loan participant entered into a pledge agreement and executed a secured promissory note. In addition, the Company has agreed to loan purchasers of shares under the stock purchase program funds to pay any income taxes associated with such purchases. For each share of Common Stock purchased by a management employee under the stock purchase program without the benefit of the 1997 Stock Loan Plan, such management employee received an option under the Executive Plan to purchase one share of Common Stock.

                              CERTAIN TRANSACTIONS

     In October 1989, the Company entered into a nine year lease (the "Initial Lease") for its corporate headquarters in Phoenix, Arizona, with an unaffiliated landlord. The lease relates to approximately 78,577 square feet and provides for a current base rent of approximately $1,490,000 per year. During January 1994, Missouri Falls Holdings Corp., an affiliate of the Company, acquired an interest in the partnership ("Missouri Falls Partners") which acquired the building and assumed the lease between the Company and the former landlord. In April 1995, the Company assumed a lease (the "Subsequent Lease") between a former tenant and Missouri Falls Partners for approximately 11,683 square feet of additional office space at a current lease rent of $148,958 per year. In connection with the Acquisition and Financings, both the Initial Lease and the Subsequent Lease were extended through October 2006 and, at its originally scheduled termination in April 1998, rent under the Subsequent Lease will increase to the same per square foot rent as is charged under the Initial Lease. Additionally, the Company rents approximately 5,754 square feet of additional space at these premises for an annual rental of $106,449 under two separate lease documents with expiration dates of February and March, 2000, respectively. The Company also leases from MFP Holdings, LLC, an affiliate of Carmel, a parking lot adjacent to its corporate headquarters for an annual rental of $62,506 under a separate lease document with an expiration date of October 2006.

     An obligation of the Company incurred in connection with the purchase of product from two of its vendors was subsequently sold to Transatlantic, an affiliate of Carmel. At the time of such sale, the Company owed the sum of approximately $16.5 million (less anticipated discounts of approximately $0.8 million) to the vendors. As of September 29, 1996, the obligation has been paid in full.

     The sum of approximately $15.5 million was paid to Transatlantic as of December 27, 1996 pursuant to the Company's promissory note dated July 24, 1996. The promissory note was issued to evidence a loan to the Company, in the amount of $15.0 million, the proceeds of which were used for the payment of vendors. The Company has agreed to pay to Transatlantic, in March of 1998, the sum of $1.0 million on account of fees for past financings.

     Transatlantic Realty, Inc. ("Realty"), another affiliate of Carmel, has entered into a series of sale-leaseback transactions with Auto with respect to various real property and fixtures since October 1995. The total funding provided by Realty in these transactions through February 1, 1998 was approximately $33.1 million, which represented the cost of such assets to Auto (of which $27.3 million was for real property and $5.8 million was for fixtures). Auto has replaced approximately $21.5 million of the real property sale-leasebacks and $3.9 million of the fixture sale-leasebacks with similar arrangements with unrelated third parties on terms set in arm's-length negotiations which generally are not as favorable to Auto as the original sale-leasebacks entered into with Realty. As of February 1, 1998, there were approximately $5.8 million of real property sale-leasebacks and $1.9 million of fixture sale-leasebacks remaining in this facility. Auto intends to continue to replace such sale-leasebacks and has agreed to use its best efforts to do so (including, in certain cases, increasing the rent payable under such leases).

     Since the closing of the Acquisition and Financings, Transatlantic Leasing, Inc. ("Leasing"), another affiliate of Carmel, has entered into a series of sale-leaseback transactions with Auto with respect to certain real property. The net funding provided by Leasing in these transactions as of February 1, 1998 was approximately $25.5 million. In connection with the establishment of a new sale-leaseback facility, Auto terminated the facility with Leasing on October 30, 1997. The terms of the leases under the facility with Leasing were set in arm's-length negotiations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 3 to Consolidated Financial Statements.

     In connection with the Acquisition and Financings, $40.0 million of 12% Subordinated Notes were acquired by a designee of the Investcorp Group, Southwest Finance Limited ("Southwest Finance"), a company in which an affiliate of Investcorp held a minority interest. In connection with the purchase of these 12% Subordinated Notes, Southwest Finance received a fee of $4.0 million. In addition, Transatlantic acquired $10.0 million of the 12% Subordinated Notes. Also, in connection with the Acquisition, Invifin S.A., an affiliate of Investcorp ("Invifin"), received a fee of $1.575 million for providing a standby commitment to fund the amount of the Senior Credit Facility and the Company paid Investcorp International Inc. ("International") advisory fees of $1.275 million. The Company also paid $3.15 million to International for arranging the Senior Credit Facility. The Company will use $50.5 million of the net proceeds of the Offering to redeem the 12% Subordinated Notes, including a redemption premium of $0.5 million. See "Use of Proceeds."

     In addition, in connection with the Acquisition, the Company entered into a five-year agreement for management advisory and consulting services (the "Management Agreement") with International pursuant to which the Company paid International at the closing of the Acquisition $5.0 million for the entire term of the Management Agreement in accordance with its terms. The Management Agreement will be terminated in connection with the Offering.

     The Company believes that the terms of the transactions with affiliated parties described above in this section were no less favorable to the Company than terms that may have been available from independent third parties at the time of the applicable transaction.

     In connection with his engagement as Chief Executive Officer, Mr. Jenkins executed a note in favor of the Company in the principal amount of $550,000. The note matures in 1999 and bears interest at a rate of 4.535%. The proceeds of the loan were used by Mr. Jenkins to finance the purchase of the new home required as a result of his relocation. This loan was authorized by the Board of Directors prior to the commencement of Mr. Jenkins' employment. Mr. Jenkins also received a loan from the Company in the amount of $441,500 to pay the state and federal income taxes he incurred in connection with the $1,000,000 cash bonus that he received in connection with his engagement as Chief Executive Officer that he was required to use to purchase shares of Common Stock from a member of the Investcorp Group. This loan has a three year term, is secured by a pledge of 83,078 shares of Common Stock and bears interest at the same rate applicable to borrowings under the revolving credit portion of the Senior Credit Facility.

     In connection with the Trak West Acquisition in December 1997, South Bay Limited, a member of the Investcorp Group ("South Bay"), and Transatlantic, purchased additional stock of the Company for approximately $11.2 million and $10.8 million, respectively. After giving effect to such purchases, the Investcorp Group, having sold a portion of its common equity interest to Mr. Jenkins at its cost pursuant to a prior agreement, owned a 50.1% common equity interest in the Company and the Carmel Group, having sold a portion of its common equity to a different member of management of the Company at its cost pursuant to a prior agreement, owned a 47.1% common equity interest in the Company. In connection with the sale of capital stock to the Investcorp Group, an affiliate of Investcorp was paid a $1.0 million placement fee. In connection with the negotiation of the Trak West Acquisition, TG Investments, Ltd., an affiliate of Carmel, was paid a $1.0 million consulting fee.

STOCKHOLDERS' AGREEMENT

     Upon the closing of the Acquisition and Financings (the "Closing"), each of the stockholders of the Company at such time, the Company and Auto entered into a stockholders' agreement (the "Stockholders' Agreement") which imposes certain restrictions on, and rights with respect to, the transfer of shares of capital stock of the Company ("Shares") held by the stockholders of the Company from time to time party thereto (the "Stockholders") and entitles the Stockholders to certain rights regarding corporate governance. In addition, in December 1997, upon the purchase of stock of the Company, Transatlantic and South Bay became party to the Stockholders' Agreement.

     Other than transfers to affiliates and certain family members ("Permitted Transferees") or pursuant to a registered public offering or pursuant to Rule 144, any proposed sales or other transfers of Shares by any Stockholder will be subject to the first right of the Company and each of the other Stockholders to purchase such offered Shares on the same terms and conditions of the proposed third-party sale. In addition, at any time following the second anniversary of the date of the Closing, any Stockholder wishing to sell any of its Shares, whether or not it has received a third-party offer, may offer to sell such Shares to the Company and the other Stockholders on terms and conditions established by the selling Stockholder. In the event that the Company and/or the other Stockholders fail to exercise their right to purchase, the selling Stockholder may sell such offered Shares to third parties on such terms and conditions specified in the Stockholders' Agreement.


     Under certain circumstances, if, following the first anniversary of the Closing, members of the Original Investcorp Group or the Original Carmel Group (each as defined below) desire to sell all of their Shares in an unaffiliated third-party sale pursuant to an offer by such third party to acquire all of the outstanding Shares of the Company, then the selling Stockholders will have the right to require each of the other Stockholders to sell all of their Shares in the same transaction and upon the same terms and conditions as received by the selling Stockholders; provided that the other Stockholders will have the right to purchase, and/or have the Company purchase, from the selling Stockholders all of the Shares held by the selling Stockholders upon the terms and conditions such Shares were proposed to be sold by the selling Stockholders. For purposes of this section, the "Original Investcorp Group" shall mean the members of the Investcorp Group (except South Bay and its transferees) and each of their Permitted Transferees; the "Original Carmel Group" shall mean Carmel and each of its Permitted Transferees; the "Investcorp Group" shall mean the members of the Investcorp Group and each of their respective transferees and subsequent transferees; and the "Carmel Group" shall mean Carmel and each of its transferees and subsequent transferees.


     The Stockholders' Agreement also provides that, in the event any Stockholder (the "Proposed Transferor") proposes to transfer any Shares (other than to Permitted Transferees, or pursuant to a registered public offering or under Rule 144) to any person (the "Proposed Purchaser"), each of the other Stockholders will have the right to require the Proposed Purchaser to purchase a corresponding percentage of its Shares with a corresponding reduction in the number of Shares to be purchased from the Proposed Transferor. Each Stockholder will also have preemptive rights under certain circumstances to acquire a portion of any additional Shares offered at any time by the Company, other than in connection with a public offering and certain non-cash issuances, in order to enable such Stockholder to maintain its percentage equity ownership in the Company. The Stockholders' Agreement also provides the Stockholders with various registration rights commencing upon the earlier of an initial public offering of the Company's securities or the fifth anniversary of the Closing.

     Under certain circumstances, members of the Investcorp Group or the Carmel Group will have the right to offer all of their Shares for sale to the other Stockholders who are members of the other group (the "Offeree Stockholders") at a price established by the offering Stockholders. If the Company and/or the Offeree Stockholders do not purchase the offered Shares, the offering Stockholders must then purchase all of the Shares held by the members of the other group at the price first offered by the offering Stockholders.

     Pursuant to the Stockholders' Agreement, the Stockholders have demand registration rights ("Demand Rights") and piggy-back registration rights ("Piggy-back Rights"). The Demand Rights entitle the Stockholders, at any time following an initial public offering or the fifth anniversary of the Stockholders' Agreement, to require the Company to register all or any of the unregistered shares held by the exercising Stockholders. The Investcorp Group as a whole may exercise Demand Rights up to four times. The Carmel Group as a whole may also exercise Demand Rights up to four times. The Piggy-back Rights entitle the Stockholders, at any time that the Company proposes to sell any of its equity securities in a transaction registered under the Securities Act, to include a portion of their unregistered stock in such offering. The Stockholders have agreed to waive their Piggy-back Rights with respect to the Offering.

     The Stockholders' Agreement provides that the Investcorp Group will have the right to nominate a majority of the members of the Boards of Directors of the Company, Auto and their respective subsidiaries so long as it holds a greater number of Shares than the Carmel Group, and the Carmel Group will have the right to nominate a majority of the members of such Boards of Directors during any period in which the Carmel Group holds a greater number of Shares. Pursuant to the Stockholders' Agreement, each of the Stockholders agrees to vote all of its shares in favor of each of the persons nominated to such Boards by each group.

     In addition, at least one member of the Boards of Directors nominated by each group must approve certain fundamental corporate actions proposed to be taken by Auto or the Company, including, without limitation, (i) the making of any assignment for the benefit of its creditors or the commencement of any bankruptcy or similar proceedings, (ii) the addition of certain new unrelated lines of business, (iii) certain sales of its assets, (iv) certain significant mergers, consolidations and acquisitions, (v) the incurrence of certain significant indebtedness, (vi) certain transactions with affiliates, (vii) any amendment to its certificate of incorporation or bylaws, (viii) the execution, amendment, modification or termination of certain significant agreements, (ix) the termination or significant change in duties of certain officers of the Company, and (x) certain issuances of Shares by the Company.

     The Stockholders' Agreement will terminate, other than with respect to the registration rights provided for therein, at such time as either the Investcorp Group or the Carmel Group holds Shares representing less than the lesser of (i) 5% of the then current voting power or (ii) 10% of the number of Shares having voting power held by such group at the time of the Closing. Notwithstanding the foregoing, the provisions of the Stockholders' Agreement requiring the consent of at least one director nominated by each group shall terminate at such earlier time as either (a) the Investcorp Group and the Carmel Group fail to hold in the aggregate Shares representing more than 50% of the then current voting power or
(b) either the Original Investcorp Group or the Original Carmel Group holds less than 50% of the number of Shares having voting power held by such group at the time of the Closing.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth certain information concerning beneficial ownership of the Company's capital stock as of March 11, 1998, by (i) each person which is a beneficial owner of more than 5% of the outstanding voting stock, (ii) each director of the Company who could be deemed to be the beneficial owner of shares of the Company's capital stock, (iii) each current Named Executive Officer who could be deemed to be the beneficial owner of shares of the Company's capital stock and (iv) all directors and executive officers of the Company as a group:


                                                                                    PERCENT
                                                                                   OF TOTAL
                                                                                VOTING POWER(1)
                                                                           -------------------------
                                                                             PRIOR TO
                      NAME AND ADDRESS                                         THE         AFTER THE
                    OF BENEFICIAL OWNER                       NUMBER(1)      OFFERING      OFFERING
                    -------------------                       ---------    ------------    ---------
INVESTCORP S.A.(2)(3).......................................  3,012,238        15.7%         11.3%
SIPCO Limited(3)(4)(5)......................................  3,012,238        15.7          11.3
CSK Investments Limited(5)..................................  1,217,126         6.4           4.6
Investcorp CSK Holdings L.P.(2)(5)(6).......................  1,212,798         6.3           4.5
Auto Equity Limited(5)......................................  1,199,487         6.3           4.5
Auto Parts Limited(5).......................................  1,199,487         6.3           4.5
Auto Investments Limited(5).................................  1,199,487         6.3           4.5
CSK Equity Limited(5).......................................  1,199,487         6.3           4.5
Carmel Trust(3)(7)(8).......................................  8,955,216        46.7          33.6
Jules Trump(8)(9)...........................................         --       --             --
Eddie Trump(8)(9)...........................................         --       --             --
Robert Smith(7)(8)..........................................         --       --             --
Maynard Jenkins(10).........................................     83,078       *              *
James Bazlen(10)(11)........................................    364,619         1.9           1.4
Martin Fraser(10)...........................................     19,756       *              *
Robert Shortt(10)...........................................     28,787       *              *
Don Watson(10)..............................................     10,724       *              *
All directors and executive officers as a group (17
  persons)(11)..............................................    546,492         2.9           2.1

---------------

  *  Less than 1%.

 (1) The Investcorp Group, as defined in the Stockholders' Agreement, will own 9,655,715 shares, or 36.3%, of the outstanding shares of Common Stock upon consummation of the Offering. The Carmel Group, as defined in the Stockholders' Agreement, will own 9,277,073 shares, or 34.9%, of the outstanding shares of Common Stock upon consummation of the Offering. The members of the Investcorp Group, the Carmel Group and their respective transferees are party to the Stockholders' Agreement. As the parties to the Stockholders' Agreement have agreed to vote with respect to certain matters as set forth therein, all such stockholders may be deemed to be a control group for such purposes, and thus each stockholder may be deemed to beneficially own all shares of Common Stock owned by all other such stockholders. See "Certain Transactions -- Stockholders' Agreement." Because the Company believes that it more accurately reflects ownership of the Company's capital stock, this table does not reflect shares which may be deemed to be beneficially owned by any entity solely by virtue of the Stockholders' Agreement.

 (2) Investcorp does not own any stock in the Company. The number of shares of Common Stock shown as owned by Investcorp includes all of the shares beneficially owned by Investcorp Investment Equity Limited, a Cayman Islands corporation and a wholly-owned subsidiary of Investcorp and by Investcorp CSK Holdings L.P., a Cayman Islands Limited Partnership in which Investcorp both owns a majority economic ownership interest and is the sole general partner, including 225,290 shares (net) of outstanding Common Stock that Investcorp CSK Holdings L.P. has the right, pursuant to an option, to acquire from other stockholders of the Company. Investcorp owns no stock in Equity CSKA Limited, Equity CSKB Limited, Equity CSKC Limited, South Bay Limited, Ballet Limited, Denary Limited,

     Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited, Zinnia Limited, or the beneficial owners of these entities. Each of Equity CSKA Limited, Equity CSKB Limited, Equity CSKC Limited, South Bay Limited, Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited and Zinnia Limited is a Cayman Islands corporation. Investcorp may be deemed to share beneficial ownership of the shares of voting stock held by these entities because the entities or their shareholders or principals have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each of such entities or their shareholders or principals has granted such affiliate the authority to direct the voting and disposition of the Common Stock owned by such entity for so long as such agreement is in effect. Investcorp is a Luxembourg corporation with its registered address at 37 Rue Notre Dame, Luxembourg.

 (3) The stockholders of the Company, the Company and Auto have entered into a Stockholders' Agreement with respect to the voting, and in certain circumstances the disposition, of the shares of capital stock of the Company. See "Certain Transactions -- Stockholders' Agreement."

 (4) SIPCO Limited may be deemed to control Investcorp through its ownership of a majority of a company's stock that indirectly owns a majority of Investcorp's shares.

 (5) PO Box 1111, West Wind Building, Harbour Drive, George Town, Grand Cayman, Cayman Islands, British West Indies.

 (6) Includes 315,940 shares of outstanding Common Stock that Investcorp CSK Holdings, L.P. has the right, pursuant to an option, to acquire from other stockholders of the Company.

 (7) c/o Sonnenschein Nath & Rosenthal, Suite 8000, Sears Tower, 233 S. Wacker Drive, Chicago, Illinois 60606.


 (8) The Trustee of Carmel is Cantrade Trust Company. The agreement pursuant to which Carmel was established in 1977 (the "Carmel Agreement") designates certain Protectors who must authorize any action taken by the Trustee and who have the authority to discharge the Trustee and to appoint substitute trustees. These Protectors are Saul Tobias Bernstein, Gerrit Van Reimsdijk and Robert Smith (who is also a director of the Company). These Protectors are not otherwise associated with the Company or Carmel. The Carmel Agreement provides that Carmel shall continue until 21 years after the death of the last survivor of the descendants of certain persons living on the date it was established (the "Carmel Term"). Certain members of the families of Jules Trump (a director of the Company) and Eddie Trump (a director of the Company) may appoint beneficiaries or themselves become beneficiaries (by appointment or at the end of the Carmel Term without appointment). If there are no such beneficiaries at the end of the Carmel Term, the assets of Carmel will be paid out to certain charitable institutions. The number of shares shown as owned by Carmel includes all of the shares owned by Transatlantic Finance, Inc., an affiliate of Carmel. Jules Trump, Eddie Trump and Robert Smith each disclaim beneficial ownership of all shares shown as owned by Carmel.


 (9) c/o The Trump Group, 4000 Island Boulevard, Williams Island, Florida 33160.

(10) c/o CSK Auto Corporation, 645 E. Missouri Avenue, Suite 400, Phoenix, Arizona 85012.

(11) Includes 42,762 shares of Common Stock which Mr. Bazlen has the right, pursuant to an option, to acquire from the Company.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Upon completion of the Offering, the Company's authorized capital stock will consist of 50,000,000 shares of Common Stock, $.01 par value per share, of which 26,613,388 shares will be issued and outstanding. The material terms of the Company's Certificate of Incorporation and Bylaws are discussed below.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Holders of Common Stock are not entitled to vote cumulatively for the election of directors. Holders of Common Stock have no redemption, conversion, preemptive or other subscription rights. There are no sinking fund provisions relating to the Common Stock. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all of the assets of the Company, if any, remaining after satisfaction of the debts and liabilities of the Company. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, upon payment therefor as contemplated herein, validly issued, fully paid and nonassessable.

     Holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors of the Company out of funds legally available therefor. The Company does not anticipate paying cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy."

CERTAIN PROVISIONS OF DELAWARE LAW

     The Company is incorporated under the Delaware General Corporation Law (the "DGCL"). The Company is subject to Section 203 of the DGCL, which restricts certain transactions and "business combinations" between a Delaware corporation and an "interested stockholder" (in general, a stockholder owning 15% or more of the corporation's outstanding voting stock) or an affiliate or associate of an interested stockholder, for a period of three years from the date the stockholder becomes an interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, unless the transaction is approved by the board of directors and the holders of at least
66 2/3% of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder), Section 203 prohibits significant business transactions such as a merger with, disposition of assets to or receipt of disproportionate financial benefits by the interested stockholder, or any other transaction that would increase the interested stockholder's proportionate ownership of any class or series of the corporation's stock. The statutory ban does not apply if, upon consummation of the transaction in which any person becomes an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares held by persons who are both directors and officers or by certain employee stock plans).

     The Company's Certificate of Incorporation contains certain provisions permitted under the DGCL relating to the liability of directors. The Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, no director of the Company will be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. The Certificate of Incorporation and Bylaws of the Company also contain provisions indemnifying the directors and officers of the Company to the fullest extent permitted by the DGCL.

     Section 203 and the provisions of the Company's Certificate of Incorporation and Bylaws described above may make it more difficult for a third party to acquire, or discourage acquisition bids for, the Company. Section 203 and these provisions could have the effect of inhibiting attempts to change the membership of the Board of Directors of the Company. In addition, the limited liability provisions in the Certificate of Incorporation and the indemnification provisions in the Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty (including breaches resulting from grossly negligent conduct) and may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise have benefited the Company and its stockholders. Furthermore, a stockholder's investment in the Company may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers of the Company pursuant to the indemnification provisions in the Company's Bylaws. The limited liability provisions in the Certificate of Incorporation will not limit the liability of directors under Federal securities laws.

SHARES RESERVED FOR ISSUANCE

     The Company has 1,710,500 shares of Common Stock reserved for issuance upon the exercise of options granted or to be granted under the Plans. An additional 957,878 shares of Common Stock are reserved for issuance upon the exercise of options granted outside of the Plans, 42,762 of which are currently exercisable.

TRANSFER AGENT

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

LISTING


     The Common Stock has been approved for listing on the NYSE under the symbol "CAO."

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     The material terms of certain indebtedness of the Company are described below. Each of the following summaries is subject to and qualified in its entirety by reference to the detailed provisions of the respective agreements and instruments to which each summary relates. Copies of such agreements and instruments have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

SENIOR CREDIT FACILITY

     The Amended and Restated Credit Agreement dated as of December 8, 1997 (the "Senior Credit Facility"), entered into among Auto, the several lenders from time to time parties thereto (collectively the "Lenders"), The Chase Manhattan Bank, as the administrative agent for the Lenders (the "Administrative Agent"), provides for a $300.0 million aggregate term loan (the "Term Loan") and revolving credit facility (the "Revolving Credit Facility," and, together with the Term Loan, the "Loans").

     The Loans are collateralized by a first priority security interest in substantially all the personal property of Auto and its subsidiaries. The Company has also issued a guarantee of the Loans, which guarantee is secured by a pledge by the Company of all issued and outstanding capital stock of Auto. Each of the current U.S. subsidiaries of Auto has also issued a guarantee of the Loans, which is collateralized by a first priority security interest in substantially all personal property of such subsidiary. Auto has pledged the issued and outstanding capital stock of each such subsidiary to collateralize indebtedness under the Senior Credit Facility. Any future U.S. subsidiaries of Auto will also be required to issue a guarantee of the Loans which will be similarly collateralized, and Auto is required to pledge the issued and outstanding capital stock of such subsidiary as well.

  TERM LOAN

     The Senior Credit Facility includes a $175.0 million Term Loan. As of February 1, 1998, $175.0 million was outstanding under the Term Loan. The Term Loan has a final maturity date of October 31, 2003. The principal amount of the Term Loan is scheduled to be repaid in installments totaling $1.0 million in fiscal year 1998, $1.0 million in fiscal year 1999, $1.0 million in fiscal year 2000, $46.0 million in fiscal year 2001, $63.0 million in fiscal year 2002 and $63.0 million in fiscal year 2003.

  REVOLVING CREDIT FACILITY

     The Senior Credit Facility includes a $125.0 million Revolving Credit Facility. Auto is entitled to draw amounts under the Revolving Credit Facility to use for general corporate purposes, including (i) the redemption, repayment or repurchase of up to $20.0 million aggregate principal amount of the 11% Senior Subordinated Notes, (ii) acquisitions of companies engaged primarily in businesses similar to the businesses in which Auto and its subsidiaries are engaged, in an aggregate amount of $50.0 million, subject to pro forma compliance with financial covenants, and (iii) investments in the development of new or relocated stores in an aggregate amount not to exceed at any one time $50.0 million, against which amount shall be credited any funds from the subsequent sale of any real property or fixtures purchased or developed in connection therewith. The Revolving Credit Facility includes separate sub-limits for issuance of letters of credit and swing line loans available on same-day notice. As of February 1, 1998, $65.0 million was outstanding under the Revolving Credit Facility. The Revolving Credit Facility has a final maturity date of October 31, 2001. The ability of Auto to borrow funds under its Revolving Credit Facility is subject to the limits on incurrence of additional indebtedness imposed by the 11% Senior Subordinated Notes. See "-- 11% Senior Subordinated Notes Due 2006 -- Certain Covenants."

  INTEREST RATES

     The Senior Credit Facility accrues interest at either the alternate base rate (the "Alternate Base Rate") or an adjusted eurodollar rate (the "Eurodollar Rate"), at the option of the Company, plus the applicable interest margin. The Alternate Base Rate at any time is determined to be the highest of (i) the Federal Funds Rate plus 0.50% per annum, (ii) the Base CD Rate (as defined below) plus 1.00% per annum and (iii) The

Chase Manhattan Bank's prime rate. The applicable interest margin is currently 1.50% with respect to any portion of the Term Loan that accrues interest at the Alternate Base Rate and 2.50% per annum with respect to any portion of the Term Loan that accrues interest at the Eurodollar Rate. The applicable interest margin is currently 1.25% with respect to any amounts outstanding under the Revolving Credit Facility that accrues interest at the Alternate Base Rate and 2.25% with respect to any amounts outstanding under the Revolving Credit Facility that accrues interest at the Eurodollar Rate. The applicable interest margins with respect to all Loans made under the Senior Credit Facility are determined pursuant to a pricing grid and are periodically subject to adjustment, based upon the ratio of Auto's Consolidated Funded Indebtedness (as defined in the Senior Credit Facility) at the end of a fiscal quarter to its Consolidated EBITDA (as defined in the Senior Credit Facility) for the four preceding fiscal quarters as determined in Auto's quarterly financial statements. The Company believes that following the Offering and the application of the estimated net proceeds therefrom as set forth under the caption "Use of Proceeds," and the resulting reduction of the applicable interest margin with respect (i) to the Term Loan, such interest margin will be 1.00% per annum with respect to amounts that accrue interest at the Alternate Base Rate and 2.00% with respect to amounts that accrue interest at the Eurodollar Rate, and (ii) to loans made under the Revolving Credit Facility, such interest margin will be 0.75% per annum with respect to amounts that accrue interest at the Alternate Base Rate and 1.75% per annum with respect to amounts that accrue interest at the Eurodollar Rate. As used herein, "Base CD Rate" means the secondary market rate for three-month certificates of deposit of money center banks, adjusted for reserves and assessments.

  MANDATORY AND OPTIONAL PREPAYMENTS

     The Senior Credit Facility requires that upon an offering by the Company, Auto, or any subsidiary of Auto of its common or other voting stock to any person other than a current stockholder or an affiliate thereof, including the Offering, 50% of the net proceeds from such offering, after deducting therefrom the costs of redemption of the 12% Subordinated Notes, if any, and the redemption by Auto of up to 35% of the 11% Senior Subordinated Notes, if any, must be applied toward the prepayment of the Term Loan under the Senior Credit Facility. See "Use of Proceeds."

     Upon the receipt of proceeds from certain assets sales and exchanges, or upon the incurrence of any additional indebtedness (other than indebtedness permitted under the Senior Credit Facility), 100% of the net proceeds from such incurrence, sale or exchange, will be applied toward the prepayment of indebtedness under the Senior Credit Facility. Such payments are required to be applied first to the prepayment of the term loan and, second, to reduce permanently the revolving credit commitments. In addition, the Senior Credit Facility requires that 50% of Auto's Excess Cash Flow (as defined in the Senior Credit Facility) will be applied toward the prepayment of the term loan under the Senior Credit Facility. Subject to certain conditions, Auto may, from time to time, make optional prepayments of Loans without premium or penalty.

  CERTAIN COVENANTS

     The Senior Credit Facility imposes certain covenants and other requirements on Auto and its subsidiaries. In general, the affirmative covenants provide for mandatory reporting by Auto of financial and other information to the Lenders and notice by Auto to the Lenders upon the occurrence of certain events. The affirmative covenants also include standard covenants requiring Auto to operate its business in an orderly manner and consistent with past practices.

     The Senior Credit Facility contains certain negative covenants and restrictions on actions by Auto and its subsidiaries that, among other things, restrict: (i) the incurrence and existence of indebtedness; (ii) consolidations, mergers and sales of assets; (iii) the incurrence and existence of liens or other encumbrances; (iv) the incurrence and existence of contingent obligations;
(v) the payment of dividends and repurchases of stock; (vi) prepayments and amendments of certain subordinated debt instruments; (vii) investments, loans and advances; (viii) capital expenditures; (ix) changes in fiscal year; (x) certain transactions with affiliates; and (xi) changes in lines of business. In addition, the Senior Credit Facility requires that Auto comply with specified financial ratios and tests, including minimum cash flow, a maximum ratio of indebtedness to cash flow and a minimum interest coverage ratio.

  EVENTS OF DEFAULT

     The Senior Credit Facility specifies certain customary events of default including non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties in any material respect, cross default to certain other indebtedness and agreements, bankruptcy and insolvency events, material judgments and liabilities, certain ERISA events, a change of control, and unenforceability of certain documents under the Senior Credit Facility.

  FEES AND EXPENSES

     Auto is required to pay to the Administrative Agent, for the account of each Lender, a percentage per annum of the average daily amount of the available revolving credit commitment of each Lender. The Company believes that following the Offering and the application of the net proceeds therefrom as set forth under the caption "Use of Proceeds," this commitment fee will be 0.375% of such commitment, but is periodically subject to adjustment pursuant to the criteria used to determine the applicable interest margin. Auto is also required to pay to the Administrative Agent an agent's fee in an amount agreed between Auto and the Administrative Agent.

     The description of the Senior Credit Facility set forth above does not purport to be complete and is qualified in its entirety by reference to the Senior Credit Facility and related guarantees and pledge agreements, copies of which are available from the Company upon request.

11% SENIOR SUBORDINATED NOTES DUE 2006

     On October 30, 1996, Auto issued and sold in a private placement $125.0 million aggregate principal amount of 11% Senior Subordinated Notes due 2006 (the "Old 11% Notes") pursuant to an Indenture (the "Auto Indenture"), between Auto and The Bank of New York (as successor to Wells Fargo Bank, N.A.), as Trustee. On March 13, 1997, Auto offered to exchange up to all outstanding Old 11% Notes for a like principal amount of its 11% Series A Senior Subordinated Notes due 2006 (the "11% Senior Subordinated Notes") issued pursuant to the Auto Indenture in a transaction registered under the Securities Act. Auto consummated the exchange offer on June 18, 1997, with all of the Old 11% Notes being exchanged for 11% Senior Subordinated Notes.

     The 11% Senior Subordinated Notes bear interest at 11% per year, payable semiannually in arrears on each May 1 and November 1, and mature on November 1, 2006. The 11% Senior Subordinated Notes are general, unsecured senior subordinated obligations of Auto. The 11% Senior Subordinated Notes are guaranteed fully, unconditionally and jointly and severally by all of Auto's subsidiaries and will be similarly guaranteed by any future United States subsidiaries of Auto, on a senior subordinated basis.

  MANDATORY AND OPTIONAL REDEMPTION

     On and after November 1, 2001, the 11% Senior Subordinated Notes will be redeemable, at the option of Auto, in whole or in part, upon not less than 30 nor more than 60 day's notice, at the redemption prices set forth below (expressed in percentages of principal amount), plus accrued and unpaid interest thereon, if any, to the applicable redemption date, if redeemed during the 12-month period beginning on November 1 of the years indicated below:

                           PERIOD                             REDEMPTION PRICE
                           ------                             ----------------
2001........................................................      105.500%
2002........................................................      103.667%
2003........................................................      101.833%
2004 and thereafter.........................................      100.000%

     In addition, at any time on or prior to November 1, 1999, Auto may (but will not have the obligation to) redeem up to 35% of the original aggregate principal amount of the 11% Senior Subordinated Notes at a redemption price of 110% of the principal amount thereof, in each case plus accrued and unpaid interest thereon, if any, to the redemption date, with the net proceeds of an Equity Offering (as defined in the Auto Indenture), including the Offering, provided, that at least 65% of the original aggregate principal amount of the 11% Senior Subordinated Notes remain outstanding immediately after the occurrence of such redemption; and provided, further, that such redemption will occur within 60 days of the date of the closing of such Equity Offering.

     The Company intends to contribute approximately $48.1 million of the net proceeds from the Offering to Auto to enable Auto, in accordance with the terms of the Auto Indenture, to redeem approximately $43.8 million aggregate principal amount of 11% Senior Subordinated Notes, together with the accrued and unpaid interest, if any, and premium thereon, at a redemption price of 110% of the principal amount thereof. See "Use of Proceeds."

  CERTAIN COVENANTS

     The Auto Indenture contains certain covenants that impose limitations on Auto with respect to, among other things: (i) the incurrence of additional indebtedness; (ii) the issuance of Disqualified Stock (as defined therein) by Auto and preferred stock by its subsidiaries; (iii) the making of certain Restricted Payments (as defined therein); (iv) payments of dividends and other payment restrictions affecting subsidiaries; (v) layering if indebtedness; (vi) the incurrence of liens; (vii) transactions with affiliates; and (viii) the consummation of certain mergers, consolidations or sales of assets. The limitations on the incurrence of indebtedness imposed by the Auto Indenture, may prevent Auto from making borrowings under its Revolving Credit Facility that, when added to the aggregate amount of outstanding borrowings under the Revolving Credit Facility and the principal amount of outstanding Term Loans, would exceed $200.0 million, unless (i) the new borrowings are of a type specifically permitted pursuant to the Auto Indenture, or (ii) after giving pro forma effect to such new borrowings, the ratio of Auto's Consolidated EBITDA (as defined in the Auto Indenture) to its Fixed Charges (as defined in the Auto Indenture) exceeds 2 to 1 prior to October 30, 1998 and 2.25 to 1 thereafter.

  REPURCHASE AT THE OPTION OF HOLDERS

     The Auto Indenture provides that upon the occurrence of a "change of control," each holder of 11% Senior Subordinated Notes will have the right to require Auto to repurchase all or any part of such holder's 11% Senior Subordinated Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of purchase. For the purposes of the 11% Senior Subordinated Notes, a "change of control" is deemed to occur (i) at such time as any person (other than Investcorp, any of Investcorp's affiliates, senior management of the Company or Auto (collectively, the "Initial Control Group"), or any person acting in the capacity of an underwriter with respect to the capital stock of the Company or
Auto) acquires or obtains the right to acquire, directly or indirectly, 35% or more of the total voting power of the Company or Auto, provided that the Initial Control Group does not hold at least the same percentage of such total voting power of the Company or Auto, as the case may be, as such person and cannot designate for election a majority of the board member, or (ii) if any person other than the Initial Control Group nominates, in one or more elections, directors of the Company or Auto and such directors are elected, such time as such directors constitute a majority of the board of directors of the Company or Auto, as the case may be.

  EVENTS OF DEFAULT

     An Event of Default is defined in the Auto Indenture as, among other things, (i) a default for 30 days in the payment when due of interest on the 11% Senior Subordinated Notes, (ii) a default in the payment when due of the principal of or premium, if any, on the 11% Senior Subordinated Notes, (iii) failure by Auto to comply for 30 days after notice with other covenants contained in the Auto Indenture relating to repurchases at the option of holders, to restricted payments, and to the incurrence of indebtedness and issuance of preferred stock, (iv) failure by Auto for 60 days after notice to comply with any of its other agreements in the Auto Indenture or the 11% Senior Subordinated Notes, (v) a cross-default of other indebtedness in excess of $10.0 million, (vi) failure of Auto to pay final judgments in excess of $10.0 million,
(vii) a judicial proceeding
invalidating or establishing the unenforceability of any subsidiary guarantee of the 11% Senior Subordinated Notes, or (viii) bankruptcy, insolvency or reorganization of Auto or a significant subsidiary.

12% SUBORDINATED NOTES DUE 2008

     On October 30, 1996, the Company issued and sold in a private placement $10.0 million aggregate principal amount of 12% Subordinated Series A Notes due 2008 (the "Series A Notes") pursuant to an indenture, between the Company and Transatlantic, as Trustee and $40.0 million aggregate principal amount of 12% Subordinated Series B Notes due 2008 (the "Series B Notes", and together with the Series A Notes, the "12% Subordinated Notes") pursuant to an indenture, between the Company and AIBC, N.V., as Trustee. The terms of the Series A Notes and the Series B Notes are identical.

     The 12% Subordinated Notes bear interest at 12% per year, payable semiannually in arrears on each April 30 and October 31, and mature on October 31, 2008. The 12% Subordinated Notes are general, unsecured senior subordinated obligations of the Company. The 12% Subordinated Notes are subordinated to the all senior indebtedness of the Company, including Company's guarantee of the Senior Credit Facility. The Series A Notes and Series B Notes rank pari passu with one another.

  OPTIONAL REDEMPTION

     The 12% Subordinated Notes are redeemable at any time and from time to time, at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at a redemption price of 101% of the principal amount redeemed, plus accrued and unpaid interest thereon, if any, to the redemption date.

     The Company intends to use approximately $50.5 million of the net proceeds from the Offering, in accordance with the terms of the 12% Subordinated Notes and the indentures pursuant to which they were issued, to redeem the 12% Subordinated Notes, together with the accrued and unpaid interest, if any, and premium thereon, at a redemption price of 101% of the principal amount thereof. See "Use of Proceeds."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, assuming no exercise of the over-allotment option, 26,613,388 shares of Common Stock will be outstanding. Of these shares, the 7,500,00 shares of Common Stock sold in the Offering will be available for resale in the public market without restriction or further registration under the Securities Act, except that shares purchased by an "affiliate" of the Company (in general, any person who has a control relationship to the Company) may be resold only if registered under the Securities Act or if transferred pursuant to an exemption from registration, including resales pursuant to Rule 144 promulgated under the Securities Act ("Rule 144") and Regulation S promulgated under the Securities Act ("Regulation S"). Of the remaining outstanding shares of Common Stock, 744,401 were sold in offshore distributions under Regulation S to members of the Investcorp Group within the past year, 7,480,647 were sold in offshore distributions under Regulation S to members of the Investcorp Group more than one year ago, and 10,888,340 are deemed to be "restricted securities" as that term is defined in Rule 144. Pursuant to Rule 701 under the Securities Act, 180,600 of the restricted securities will be available for resale in the public market without restriction commencing 90 days after the date of this Prospectus. Commencing 90 days after the date of this Prospectus, all of the remaining restricted securities are eligible for sale in the public market in compliance with Rule 144. As each of the members of the Investcorp Group, the Carmel Group and their respective transferees are party to the Stockholders' Agreement, all such stockholders may be deemed to be affiliates of the Company and resales of Common Stock by such stockholders may be subject to the volume limitations of Rule 144. See "Certain
Transactions -- Stockholders' Agreement." The existing stockholders of the Company have agreed, subject to certain exceptions, that they will not offer, sell or otherwise dispose of any of the shares of Common Stock owned by them for a period of 180 days after the date of this Prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. Additionally, the Company has agreed that, during the period of 180 days from the date of this Prospectus, subject to certain exceptions, they will not issue, sell, offer or agree to sell, grant any options for the sale of (other than employee stock options) or otherwise dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable for Common Stock, other than pursuant to the Offering. At the expiration of the 180-day period described above, the holders of 18,932,789 shares of Common Stock will have demand registration rights and piggy-back registration rights with respect to such shares. See "Certain Transactions -- Stockholders' Agreement."

     In addition, up to 2,037,120 shares of Common Stock may be issued upon exercise of certain employee stock options that the Company has granted. Upon the closing of the Offering an employee stock option will be exercisable to the extent of 42,762 shares of Common Stock, which shares may not be sold for a period of 180 days after the date of this Prospectus without the prior written consent of Donaldson, Lufkin and Jenrette Securities Corporation. The Company intends to file a registration statement on Form S-8 under the Securities Act to register the 1,710,500 shares of Common Stock reserved for issuance under the Plans. As a result, any shares issued upon exercise of stock options granted under such plans will be available, subject to special rules for affiliates, for resale in the public market after the effective date of such registration statement, subject to applicable lock-up arrangements. See "Underwriting" and "Management -- Stock Incentive Plan."

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement relating to the Common Stock offered hereby (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an Exhibit to the Registration Statement, reference is made to such exhibit for a more complete description thereof, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules thereto may be inspected without charge and copies at prescribed rates at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission maintains a website that contains reports, proxy and information statements and other information filed electronically with the Commission at http://www.sec.gov.

     The Company owns the federally registered service mark "Schuck's" for use in connection with the automotive parts retailing business and owns rights to use the tradenames "Checker" and "Kragen." This Prospectus also includes product names and other tradenames and service marks of the Company and of other companies.

                                  UNDERWRITING


     Subject to the terms and conditions of an Underwriting Agreement, dated March 11, 1998 (the "Underwriting Agreement"), the Underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), Furman Selz LLC, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and Smith Barney Inc. (the "Representatives"), have severally agreed to purchase from the Company the respective number of shares of Common Stock set forth opposite their names below:



                        UNDERWRITERS                          NUMBER OF SHARES
                        ------------                          ----------------
Donaldson, Lufkin & Jenrette Securities Corporation.........     1,425,000
Furman Selz LLC.............................................       855,000
Lehman Brothers Inc. .......................................       855,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........       855,000
Morgan Stanley & Co. Incorporated...........................       855,000
Smith Barney Inc. ..........................................       855,000
Bear, Stearns & Co. Inc.....................................        90,000
BT Alex. Brown Incorporated.................................        90,000
Chase Securities Inc. ......................................        90,000
CIBC Oppenheimer Corp.......................................        90,000
A.G. Edwards & Sons, Inc. ..................................        90,000
Goldman, Sachs & Co. .......................................        90,000
NationsBanc Montgomery Securities LLC.......................        90,000
Paribas Corporation.........................................        90,000
Prudential Securities Incorporated..........................        90,000
Schroder & Co. Inc. ........................................        90,000
Wasserstein Perella Securities, Inc. .......................        90,000
Advest, Inc. ...............................................        45,000
Robert W. Baird & Co. Incorporated..........................        45,000
George K. Baum & Company....................................        45,000
William Blair & Company, L.L.C. ............................        45,000
Blackford Securities Corp. .................................        45,000
EVEREN Securities, Inc. ....................................        45,000
Interstate/Johnson Lane Corporation.........................        45,000
Janney Montgomery Scott Inc. ...............................        45,000
McDonald & Company Securities, Inc. ........................        45,000
Morgan Keegan & Company, Inc. ..............................        45,000
Ragen Mackenzie Incorporated................................        45,000
Raymond James & Associates, Inc. ...........................        45,000
The Robinson-Humphrey Company, LLC..........................        45,000
Sanders Morris Mundy Inc. ..................................        45,000
Sands Brothers & Co., Ltd. .................................        45,000
Scotia Capital Markets (USA) Inc. ..........................        45,000
Scott & Stringfellow, Inc. .................................        45,000
Wheat, First Securities.....................................        45,000
                                                                 ---------
          Total.............................................     7,500,000
                                                                 =========


     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are purchased.


     The Underwriters initially propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain dealers (including the Underwriters) at such price less a concession not in excess of $0.84 per share. The Underwriters may allow, and such dealers may re-allow, to certain other dealers a concession not in excess of $0.10 per share. After the initial offering of the Common Stock, the public offering price and other selling terms may be changed by the Representatives at any time without notice. The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The Company has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 1,125,000 additional shares of Common Stock at the initial public offering price less underwriting discounts and commissions. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the Offering. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such Underwriter's percentage underwriting commitment as indicated in the preceding table.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     Each of the Company, its executive officers and directors and all the other stockholders of the Company have agreed, subject to certain exceptions, not to
(i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) for a period of 180 days after the date of this Prospectus without the prior written consent of DLJ. In addition, during such period, the Company has also agreed not to file any registration statement with respect to, and each of its executive officers, directors and all the other stockholders of the Company have agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without DLJ's prior written consent.

     Prior to the Offering, there has been no established trading market for the Common Stock. The initial public offering price for the Common Stock offered hereby was determined by negotiation among the Company and the Representatives. The factors considered in determining the initial public offering price include the history of and the prospects for the industry in which the Company competes, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the Offering.


     Up to 50,000 shares of Common Stock being sold in the Offering have been reserved for sale to officers and employees of the Company and its subsidiaries at a purchase price of $18.60, which is the initial public offering price less underwriting discounts and commissions. The Underwriters have agreed to waive underwriting discounts and commissions with respect to such shares. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same terms as the other shares offered hereby.



     The Common Stock has been approved for listing on the NYSE. In order to meet the requirements for listing the Common Stock on the NYSE, the Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.


     Other than in the United States, no action has been taken by the Company or the Underwriters that would permit a public offering of the shares of Common Stock offered hereby in any jurisdiction where action for that purpose is required. The shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of Common Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot the Offering, creating a syndicate short position. The Underwriters may bid for and purchase shares of Common Stock in the open market to cover such syndicate short position or to stabilize the price of the Common Stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members if it repurchases previously distributed Common Stock in syndicate covering transactions, in stabilizing transactions or otherwise. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The rules of the National Association of Securities Dealers, Inc. (the "NASD") provide that no NASD member shall participate in the offering of an issuer's securities where more than 10% of the net proceeds are intended to be paid to members participating in the distribution of the offering, or persons associated or affiliated with such participating members, unless a "qualified independent underwriter" shall have been engaged on the terms provided in such rules. In accordance with this requirement, DLJ has performed due diligence investigations and reviewed and participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part. The Company has agreed to pay DLJ a fee of $5,000 in connection with its services as qualified independent underwriter.

     DLJ and Merrill Lynch, Pierce, Fenner & Smith Incorporated acted as initial purchasers in connection with the private placement of the 11% Senior Subordinated Notes and received customary commissions in connection therewith.


     Donaldson, Lufkin & Jenrette Capital Funding, Inc., an affiliate of DLJ, is a lender under the Senior Credit Facility. Merrill Lynch Senior Floating Rate Fund, Inc., Merrill Lynch Prime Rate Portfolio and Merrill Lynch Debt Strategies Portfolio, each an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, are lenders under the Senior Credit Facility. Lehman Commercial Paper Inc., an affiliate of Lehman Brothers Inc., is a lender and the documentation agent under the Senior Credit Facility. Lehman Syndicated Loans Inc., an affiliate of Lehman Brothers Inc., is a lender under the revolving credit portion of the Senior Credit Facility. An affiliate of Chase Securities Inc. is an agent and a lender under the Senior Credit Facility. A portion of each of their aggregate principal amount outstanding under the Senior Credit Facility will be repaid from the net proceeds of the Offering. See "Use of Proceeds."


                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, New York, New York. Certain legal matters will be passed on for the Underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

     The consolidated balance sheet of the Company as of February 2, 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended included in this Prospectus have been so included in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing.

     The financial statements as of January 28, 1996 and for each of the two years in the period ended January 28, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             CHANGE IN ACCOUNTANTS

     The consolidated balance sheet of the Company as of January 28, 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended January 28, 1996 were audited by Price Waterhouse LLP. The financial statements for the year ended February 2, 1997 were audited by Coopers & Lybrand L.L.P., which was first engaged effective December 5, 1996. In connection with the completion of the Acquisition and Financings, and with the approval of the Board of Directors, Price Waterhouse LLP was dismissed by management as the Company's independent accountants on December 5, 1996.

     The reports of Price Waterhouse LLP with respect to the financial statements of the Company for each of the two fiscal years in the period ended January 28, 1996 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with its audits for each of the two fiscal years in the period ended January 28, 1996 and through December 5, 1996 there were no disagreements between the Company and Price Waterhouse LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Price Waterhouse LLP, would have caused it to make reference to the subject matter thereof in connection with its reports on the financial statements for such years.

                     CSK AUTO CORPORATION AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Financial Statements
  Report of Independent Accountants.........................  F-2
  Report of Independent Accountants.........................  F-3
  Consolidated Statements of Operations.....................  F-4
  Consolidated Balance Sheets...............................  F-5
  Consolidated Statements of Stockholders' Equity
     (Deficit)..............................................  F-6
  Consolidated Statements of Cash Flows.....................  F-7
  Notes to Consolidated Financial Statements................  F-8

                     CSK AUTO CORPORATION AND SUBSIDIARIES

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of CSK Auto Corporation

     We have audited the accompanying consolidated balance sheet of CSK Auto Corporation and subsidiaries (the "Company") as of February 2, 1997, and the related consolidated statement of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CSK Auto Corporation and subsidiaries at February 2, 1997 and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

Phoenix, Arizona
April 22, 1997,
except for Notes 7 and 15, as
to which the date is
February 13, 1998

                     CSK AUTO CORPORATION AND SUBSIDIARIES

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of CSK Auto Corporation

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of CSK Auto Corporation and its subsidiaries at January 28, 1996, and the results of their operations and their cash flows for each of the two years in the period ended January 28, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Phoenix, AZ
December 23, 1997

                     CSK AUTO CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                        (UNAUDITED)
                                                     YEAR ENDED                   THIRTY-NINE WEEKS ENDED
                                       ---------------------------------------   -------------------------
                                       JANUARY 29,   JANUARY 28,   FEBRUARY 2,   OCTOBER 27,   NOVEMBER 2,
                                          1995          1996          1997          1996          1997
                                       -----------   -----------   -----------   -----------   -----------
Net sales............................  $   688,135   $   718,352   $   793,092   $   592,415   $   636,465
Cost and expenses:
  Cost of sales......................      410,358       433,817       463,374       349,666       358,917
  Operating and administrative.......      255,922       281,387       298,004       218,680       239,932
  Store closing costs................        2,678         3,310        14,904         2,571         1,392
  Acquisition charge -- equity
     participation agreements........           --            --        20,174            --            --
                                       -----------   -----------   -----------   -----------   -----------
                                           668,958       718,514       796,456       570,917       600,241
Operating profit (loss)..............       19,177          (162)       (3,364)       21,498        36,224
Other Acquisition and Financings
  fees...............................           --            --        12,463            --            --
Interest expense.....................       10,343        14,379        20,691        10,917        29,815
                                       -----------   -----------   -----------   -----------   -----------
Income (loss) before income taxes and
  extraordinary gain.................        8,834       (14,541)      (36,518)       10,581         6,409
Income tax expense (benefit).........           68        (5,447)      (11,859)        4,148         2,471
                                       -----------   -----------   -----------   -----------   -----------
Income (loss) before extraordinary
  gain...............................        8,766        (9,094)      (24,659)        6,433         3,938
Extraordinary gain on the elimination
  of debt, net of income taxes.......       97,186            --            --            --            --
                                       -----------   -----------   -----------   -----------   -----------
Net income (loss)....................  $   105,952   $    (9,094)  $   (24,659)  $     6,433   $     3,938
                                       ===========   ===========   ===========   ===========   ===========
Earnings (loss) per share:...........                                    (1.36)  $      0.36   $      0.21
                                                                   ===========   ===========   ===========
  Shares used in computing net income
     (loss) per share................                               18,109,891    17,916,645    18,574,053
                                                                   ===========   ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                     CSK AUTO CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                                         (UNAUDITED)
                                                             JANUARY 28,   FEBRUARY 2,   NOVEMBER 2,
                                                                1996          1997          1997
                                                             -----------   -----------   -----------
Cash and cash equivalents..................................   $  4,364      $   5,223     $   6,316
Receivables, net of allowances of $1,953, $1,768 and
  $2,669, respectively.....................................     25,448         28,511        35,647
Inventories................................................    248,964        268,214       304,807
Assets held for sale.......................................      1,203          5,971         4,145
Prepaid expenses and other current assets..................      4,823         10,139        12,519
                                                              --------      ---------     ---------
         Total current assets..............................    284,802        318,058       363,434
Property and equipment, net................................     80,018         71,363        77,303
Leasehold interests, net...................................     14,500         12,683        11,542
Deferred income taxes......................................      9,219         18,615        16,145
Other assets, net..........................................      2,780         23,267        21,844
                                                              --------      ---------     ---------
         Total assets......................................   $391,319      $ 443,986     $ 490,268
                                                              ========      =========     =========

                           LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Accounts payable...........................................   $153,709      $ 128,002     $ 126,750
Accrued payroll and related expenses.......................     13,503         15,851        18,156
Accrued expenses and other current liabilities.............     21,479         44,444        51,120
Due to affiliates..........................................      5,530             --         1,000
Current maturities of amounts due under credit agreement...      1,000          1,000         1,000
Current maturities of capital lease obligations............      5,488          7,007         8,003
Deferred income taxes......................................      3,045            597           597
                                                              --------      ---------     ---------
         Total current liabilities.........................    203,754        196,901       206,626
                                                              --------      ---------     ---------
Amounts due under credit agreement.........................     95,062        137,000       172,500
Obligations under 11% Senior Subordinated Notes............         --        125,000       125,000
Obligations under 12% Subordinated Notes...................         --         50,000        50,000
Obligations under capital leases...........................     20,453         15,673        12,541
Due to affiliates..........................................         --          1,000            --
Other......................................................     12,053         20,675        15,960
                                                              --------      ---------     ---------
         Total non-current liabilities.....................    127,568        349,348       376,001
                                                              --------      ---------     ---------
Commitments and contingencies
Stockholders' equity (deficit):
  Common stock, $.01 par value, 38,012,818 shares
    authorized, 17,105,000 shares issued and outstanding...         --            171           171
  Common stock, $.01 par value, 2,000 shares authorized,
    100 shares issued outstanding at January 28, 1996,
    redeemed on October 30, 1996...........................         --             --            --
  Additional paid-in capital...............................     81,680        106,677       106,677
  Stockholder receivable...................................         --         (5,966)           --
  Accumulated deficit......................................    (21,683)      (203,145)     (199,207)
                                                              --------      ---------     ---------
         Total stockholders' equity (deficit)..............     59,997       (102,263)      (92,359)
                                                              --------      ---------     ---------
         Total liabilities and stockholder's equity
           (deficit).......................................   $391,319      $ 443,986     $ 490,268
                                                              ========      =========     =========

  The accompanying notes are an integral part of these consolidated financial statements.

                     CSK AUTO CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                 COMMON STOCK       ADDITIONAL                                 TOTAL
                                              -------------------    PAID-IN     STOCKHOLDER   ACCUMULATED    EQUITY
                                                SHARES     AMOUNT    CAPITAL     RECEIVABLE      DEFICIT     (DEFICIT)
                                              ----------   ------   ----------   -----------   -----------   ---------
Balance at January 30, 1994.................         100    $ --     $ 81,680     $     --      $(118,541)   $ (36,861)
  Net income................................          --      --           --           --        105,952      105,952
                                              ----------    ----     --------     --------      ---------    ---------
Balance at January 29, 1995.................         100      --       81,680           --        (12,589)      69,091
  Net loss..................................          --      --           --           --         (9,094)      (9,094)
                                              ----------    ----     --------     --------      ---------    ---------
Balance at January 28, 1996.................         100      --       81,680           --        (21,683)      59,997
  Conversion of common stock into Class A,
    Class C, Class D and Class F stock......   8,723,550      87          (87)          --                          --
  Redemption of Class F stock...............        (100)     --      (81,675)          --       (156,803)    (238,478)
  Issuance of Class E stock.................   8,381,450      84      100,793           --             --      100,877
  Stockholder receivable....................          --      --        5,966       (5,966)            --           --
  Net loss..................................          --      --           --           --        (24,659)     (24,659)
                                              ----------    ----     --------     --------      ---------    ---------
Balance at February 2, 1997.................  17,105,000     171      106,677       (5,966)      (203,145)    (102,263)
  Recovery of stockholder receivable
    (unaudited).............................          --      --           --        5,966             --        5,966
  Net income (unaudited)....................          --      --           --           --          3,938        3,938
                                              ----------    ----     --------     --------      ---------    ---------
Balance at November 2, 1997 (unaudited).....  17,105,000    $171     $106,677     $     --      $(199,207)   $ (92,359)
                                              ==========    ====     ========     ========      =========    =========

  The accompanying notes are an integral part of these consolidated financial statements.

                     CSK AUTO CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                     (UNAUDITED)
                                                                  YEAR ENDED                   THIRTY-NINE WEEKS ENDED
                                                    ---------------------------------------   -------------------------
                                                    JANUARY 29,   JANUARY 28,   FEBRUARY 2,   OCTOBER 27,   NOVEMBER 2,
                                                       1995          1996          1997          1996          1997
                                                    -----------   -----------   -----------   -----------   -----------
Cash flows provided by (used in) operating
  activities:
  Net income (loss)...............................   $105,952      $  (9,094)    $ (24,659)    $   6,433     $  3,938
  Adjustments to reconcile net income (loss) to
     net cash provided by (used in) operating
     activities:
     Depreciation and amortization of property and
       equipment..................................     10,961         14,343        17,290        12,936       13,235
     Amortization and write-off of leasehold
       interests..................................      1,992          1,647         1,749         1,431          938
     Amortization of deferred financing costs.....        359            737         1,504           866        1,627
     Amortization of other deferred charges.......        152            271           186           171          693
     Deferred interest on previous credit
       agreement..................................      1,662             --            --            --           --
     Extraordinary gain on elimination of debt....    (97,186)            --            --            --           --
     Deferred income taxes........................       (923)        (5,448)      (11,859)        3,437        2,470
     Change in operating assets and liabilities:
       Accounts receivable........................     (5,063)        (7,057)       (3,063)         (611)      (7,136)
       Inventories................................    (34,010)       (23,081)      (19,250)      (11,080)     (36,593)
       Prepaid expenses and other current
          assets..................................        113            542        (5,316)          356       (2,380)
       Accounts payable...........................     33,209         22,631       (25,707)      (13,161)      (1,252)
       Accrued payroll, accrued expenses and other
          current liabilities.....................     (3,821)          (496)       18,576         6,906       12,540
       Due to affiliate...........................         --          5,530        (4,530)        9,776           --
       Store closing costs........................       (618)          (447)       10,544            --           --
       Other......................................      2,341          1,276         6,169        (1,605)      (4,219)
                                                     --------      ---------     ---------     ---------     --------
          Net cash provided by (used in) operating
            activities............................     15,120          1,354       (38,366)       15,855      (16,139)
                                                     --------      ---------     ---------     ---------     --------
Cash flows used in investing activities:
  Capital expenditures............................    (14,597)       (11,640)       (6,317)       (3,426)     (12,468)
  Expenditures for assets held for sale...........     (6,038)       (24,203)      (19,023)      (22,828)      (9,160)
  Proceeds from sale of property and equipment and
     assets held for sale.........................      1,758         28,257        14,667        20,871        7,384
  Other investing activities......................       (106)          (302)          (13)          (14)         (53)
                                                     --------      ---------     ---------     ---------     --------
          Net cash used in investing activities...    (18,983)        (7,888)      (10,686)       (5,397)     (14,297)
                                                     --------      ---------     ---------     ---------     --------
Cash flows provided by (used in) financing
  activities:
  Borrowings under Senior Credit Facility.........         --        809,663       805,242       658,156       56,500
  Payments of debt................................     (2,362)      (795,807)     (763,304)     (661,901)     (21,000)
  Issuance of 11% Senior Subordinated Notes.......         --             --       125,000            --           --
  Issuance of 12% Subordinated Notes..............         --             --        50,000            --           --
  Payments on capital lease obligations...........     (2,954)        (4,976)       (5,888)       (4,296)      (5,484)
  Redemption of Class F stock.....................         --             --      (238,468)           --           --
  Issuance of Class E stock.......................         --             --       100,882            --           --
  Note issuance costs.............................         --             --       (18,632)           --           --
  Recovery of Stockholder Receivable..............         --             --            --            --        5,966
  Other...........................................        (67)          (852)       (4,921)       (1,269)      (4,453)
                                                     --------      ---------     ---------     ---------     --------
          Net cash provided by (used in) financing
            activities............................     (5,383)         8,028        49,911        (9,310)      31,529
                                                     --------      ---------     ---------     ---------     --------
          Net increase (decrease) in cash and cash
            equivalents...........................     (9,246)         1,494           859         1,148        1,093
Cash and cash equivalents, beginning of period....     12,116          2,870         4,364         4,364        5,223
                                                     --------      ---------     ---------     ---------     --------
Cash and cash equivalents, end of period..........   $  2,870      $   4,364     $   5,223     $   5,512     $  6,316
                                                     ========      =========     =========     =========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                     CSK AUTO CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION AS OF NOVEMBER 2, 1997 AND FOR THE THIRTY-NINE WEEKS ENDED OCTOBER
                                  27, 1996 AND
                        NOVEMBER 2, 1997 IS UNAUDITED.)

     CSK Auto Corporation is a holding company. At November 2, 1997, CSK Auto Corporation had no business activity other than its investment in CSK Auto, Inc., a wholly-owned subsidiary ("Auto"). On a consolidated basis, CSK Auto Corporation and subsidiaries are referred to herein as "the Company".

     CSK Auto, Inc. is a specialty retailer of automotive aftermarket parts and accessories. At November 2, 1997, the Company operated 606 stores in 12 Western states as a fully integrated company under three brand names: Checker Auto Parts, founded in 1968 and operating in the Southwestern and Rocky Mountain states; Schuck's Auto Supply, founded in 1917 and operating in the Pacific Northwest; and Kragen Auto Parts, founded in 1947 and operating primarily in California.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of CSK Auto Corporation, Auto and Auto's wholly-owned subsidiaries Schuck's Distribution Company and Kragen Auto Supply Company for all years presented. During the fiscal years ended January 28, 1996 and January 29, 1995, the consolidated financial statements include the accounts of certain former subsidiaries of CSK Auto Corporation. Such subsidiaries were inactive and were sold or liquidated during the two years ended January 28, 1996. All intercompany accounts and transactions are eliminated in consolidation.

INTERIM FINANCIAL STATEMENTS

     The financial statements as of November 2, 1997, and for the thirty-nine weeks ended October 27, 1996 and November 2, 1997 are unaudited, and in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of results for these interim periods. The results for the thirty-nine weeks ended November 2, 1997, are not necessarily indicative of the results to be expected for the entire fiscal year.

FISCAL YEAR

     The Company's fiscal year-end is on the Sunday nearest to January 31 of the following calendar year. The years ended January 29, 1995 (fiscal "1994") and January 28, 1996 (fiscal "1995") consisted of 52 weeks, while the year ended February 2, 1997 (fiscal "1996") consisted of 53 weeks.

CASH EQUIVALENTS

     Cash equivalents consist primarily of certificates of deposit with maturities of three months or less when purchased.

CONCENTRATION OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and trade receivables. As of February 2, 1997, the Company had cash and cash equivalents on deposit with a major financial institution which were in excess of FDIC insured limits. Historically, the Company has not experienced any losses of its cash and cash equivalents due to such concentration of credit risk.

     The Company does not hold collateral to secure payment of its trade accounts receivable. However, management performs ongoing credit evaluations of its customers' financial condition and provides an allowance for estimated potential losses. Exposure to credit loss is limited to the carrying amount.

                     CSK AUTO CORPORATION AND SUBSIDIARIES

(INFORMATION AS OF NOVEMBER 2, 1997 AND FOR THE THIRTY-NINE WEEKS ENDED OCTOBER
                                  27, 1996 AND
                        NOVEMBER 2, 1997 IS UNAUDITED.)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED
ACCOUNTS RECEIVABLE

     Accounts receivable is primarily comprised of amounts due from vendors for rebates or allowances and from commercial sales customers.

INVENTORIES AND COST OF SALES

     Inventories are valued at the lower of cost or market, cost being determined utilizing the last-in, first-out method. Cost of sales includes product cost, net of earned vendor rebates, discounts and allowances. The Company recognizes vendor rebates, discounts and allowances based on the terms of the underlying agreements. Such amounts may be recognized immediately, amortized over the life of the applicable agreements, or recognized as inventory is sold. Certain operating and administrative costs are capitalized in inventories. The amounts of capitalized operating and administrative costs included in inventory as of January 28, 1996 and February 2, 1997 were approximately $8.5 million and $9.7 million, respectively. The replacement cost of inventories approximated $211.0 million at January 28, 1996, $225.6 million at February 2, 1997 and $259.9 million at November 2, 1997.

PROPERTY AND EQUIPMENT

     Property, equipment and purchased software are recorded at cost. Depreciation and amortization are computed for financial reporting purposes utilizing primarily the straight line method over the estimated useful lives of the related assets which range from 5 to 25 years, or for leasehold improvements and property under capital lease, the base lease term or estimated useful life, if shorter. Maintenance and repairs are charged to earnings when incurred.

STORE PREOPENING COSTS

     Store preopening costs, consisting primarily of incremental labor, supplies and occupancy costs directly related to the opening of specific stores, are capitalized as prepaid expenses and other current assets and expensed during the month in which the store is opened.

INTERNAL SOFTWARE DEVELOPMENT COSTS

     Internal software development costs, consisting primarily of incremental internal labor costs and benefits, are expensed as incurred. Total amounts charged to operations for fiscal years 1994, 1995 and 1996 were approximately $3.0 million, $6.2 million and $1.5 million, respectively.

LEASEHOLD INTERESTS

     Leasehold interests represent the discounted net present value of the excess of the fair rental value over the respective contractual rent of facilities under operating leases acquired in business combinations. Amortization expense is computed on a straight-line basis over the respective lease terms. Accumulated amortization totaled $16.2 million and $16.3 million at January 28, 1996 and February 2, 1997, respectively.

STORE CLOSING COSTS

     The company provides an allowance for estimated costs and losses to be incurred in connection with store closures and losses on the disposal of store-related assets, which is net of anticipated sublease income. See Note 12.

                     CSK AUTO CORPORATION AND SUBSIDIARIES

(INFORMATION AS OF NOVEMBER 2, 1997 AND FOR THE THIRTY-NINE WEEKS ENDED OCTOBER
                                  27, 1996 AND
                        NOVEMBER 2, 1997 IS UNAUDITED.)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED
ADVERTISING

     The Company expenses all advertising costs as such costs are incurred. Amounts due under vendor cooperative advertising agreements are recorded as receivables until their collection. Advertising expense for fiscal years 1994, 1995 and 1996 totaled approximately $24.7 million, $19.8 million and $21.8 million, respectively.

ASSETS HELD FOR SALE

     Assets held for sale consist of newly acquired land, buildings and store fixtures owned by the Company which the Company intends in the next twelve months to sell to and lease back from third parties under operating lease arrangements.

LONG-LIVED ASSETS

     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of" ("SFAS 121"), issued in March 1995 and effective for fiscal years beginning after December 15, 1995, requires recognition of impairment losses whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During fiscal 1996, the Company adopted this statement and determined that no impairment loss need be recognized for applicable assets of continuing operations.

INCOME TAXES

     At the beginning of the fiscal year ended January 30, 1994, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," on a prospective basis. The adoption did not have a material impact on the Company.

     SFAS 109 provides that deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities ("temporary differences") and their financial reporting amounts at each year end based on enacted tax laws and statutory rates applicable to the period in which the temporary differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

COMPUTATION OF NET INCOME (LOSS) PER COMMON SHARE

     Net income (loss) per common share is computed using the weighted-average number of shares of common stock and common stock equivalent shares outstanding (using the treasury stock method). Common equivalent shares related to stock options are excluded from the computation when their effect is antidilutive, except that, pursuant to Securities and Exchange Commission Staff Accounting Bulletins, common and equivalent shares, issued at prices below the anticipated public offering price during the 12 months immediately preceding the initial filing date have been included in the calculation as if they were outstanding for all periods presented, using the treasury stock method and anticipated public offering price.

                     CSK AUTO CORPORATION AND SUBSIDIARIES

(INFORMATION AS OF NOVEMBER 2, 1997 AND FOR THE THIRTY-NINE WEEKS ENDED OCTOBER
                                  27, 1996 AND
                        NOVEMBER 2, 1997 IS UNAUDITED.)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED
STOCK-BASED COMPENSATION

     SFAS No. 123, "Accounting for Stock-Based Compensation", encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations thereof. Accordingly, compensation cost for stock options is measured as the excess, if any, of the market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. See Note 9.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

RECLASSIFICATIONS

     Certain prior year financial statement amounts have been reclassified to conform to the current year presentation.

NOTE 2 -- ACQUISITION AND FINANCINGS

     In October 1996, certain affiliates of Investcorp and certain other investors (collectively with Investcorp, the "Investcorp Group") acquired a 51% common equity interest in the Company for $105.0 million in cash from Carmel, which previously had held 100% of the common equity interests in the Company. A corporation in which an affiliate of Investcorp held a minority interest also purchased $40.0 million in aggregate principal amount of the Company's 12% Subordinated Notes for $40.0 million in cash, and the Company in turn purchased $40.0 million of preferred stock of Auto. Transatlantic Finance, Ltd., an affiliate of Carmel ("Transatlantic," and with Carmel, the "Carmel Group") purchased $10.0 million in aggregate principal amount of the 12% Subordinated Notes, and the Company in turn purchased $10.0 million of preferred stock of Auto. Auto then borrowed $100.0 million under the Senior Credit Facility, which together with the net proceeds from the sale of $125.0 million of Auto's 11% Senior Subordinated Notes due 2006 and the net proceeds from the sale by Auto to the Company of $50.0 million of preferred stock, following a dividend to the Company by Auto, was used to redeem the stock of the Company held by Carmel for $238.5 million. Carmel then purchased from the Company for $100.9 million a 49% common equity interest in the Company. The foregoing transactions are referred to collectively as the "Acquisition and Financings." Following the Acquisition and Financings, the Investcorp Group owned a 51% common equity interest in the Company, a corporation in which an affiliate of Investcorp held a minority interest owned $40.0 million in aggregate principal amount of 12% Subordinated Notes, Carmel owned a 49% common equity interest in the Company, Transatlantic owned $10.0 million in aggregate principal amount of 12% Subordinated Notes and the Company owned 100% of the common equity and $50.0 million of preferred stock of Auto.

     Prior to the Acquisition and Financings, Auto had entered into incentive compensation agreements with certain of its executives pursuant to which they would be compensated in a sale of Auto's equity securities as if they owned specified percentages of Auto's outstanding common stock. Pursuant to these agreements, one

                     CSK AUTO CORPORATION AND SUBSIDIARIES

(INFORMATION AS OF NOVEMBER 2, 1997 AND FOR THE THIRTY-NINE WEEKS ENDED OCTOBER
                                  27, 1996 AND
                        NOVEMBER 2, 1997 IS UNAUDITED.)

NOTE 2 -- ACQUISITION AND FINANCINGS -- CONTINUED former and six current executive officers received certain payments in connection with the Acquisition and Financings based upon the consideration they would have been entitled to if they had owned an aggregate of 6.4% of Auto's common stock and had sold all of such common stock in connection with the Acquisition at the price per share paid for such shares in the Acquisition and Financings. Upon closing of the Acquisition, the Company became obligated in the amount of approximately $19.9 million under these equity participation agreements. The Company expensed this full amount plus a provision for estimated payroll taxes thereon during the fourth quarter of fiscal 1996 when the Acquisition and Financings were consummated and paid $9.9 million (approximately 50% of the total obligation) with proceeds from the Financings. The Company paid the remaining balance in November 1997 and Carmel reimbursed the Company for approximately 60% (the estimated after-tax cost to the Company) of the amount of such final payment. Such estimated reimbursement has been recorded as a "Stockholder Receivable" and as "Additional Paid-in Capital".

     In addition, the Company incurred legal, accounting, consulting, bridge loan commitment and other Acquisition and Financings fees and expenses of approximately $12.5 million.

     The sources and uses of cash in the Acquisition and Financings which transpired on October 30, 1996 were as follows (in thousands):

SOURCES OF CASH
  Issuance of 11% Senior Subordinated Notes.................  $125,000
  Senior Credit Facility -- Term Loan.......................   100,000
  Issuance of 12% Subordinated Notes........................    50,000
  Capital Contribution from Carmel..........................   100,882
                                                              --------
                                                              $375,882
                                                              ========
USES OF CASH
  Redemption of stock held by Carmel........................  $238,468
  Payment to management under Equity Participation
     Agreements.............................................     9,976
  Retirement of 1995 Credit Agreement.......................    93,072
  Payments for debt issuance costs..........................    18,632
  Payment of payroll taxes on payments to management........       145
  Payments for advisory and financing fees..................    14,542
  Increase in working capital...............................     1,047
                                                              --------
                                                              $375,882
                                                              ========

NOTE 3 -- TRANSACTIONS AND RELATIONSHIPS WITH RELATED PARTIES

     During the years ended January 28, 1996 and February 2, 1997, the Company received approximately $14.1 million and $18.5 million, respectively, of proceeds from the sale of realty and fixtures to an affiliate at amounts that equaled the Company's cost, which approximated fair market value. The related assets were subsequently leased back by the Company under operating lease arrangements.

     In October 1989, the Company entered into a nine year lease (the "Initial Lease") for its corporate headquarters in Phoenix, Arizona, with an unaffiliated landlord. The lease relates to approximately 78,577 square feet and provides for a current base rent of approximately $1,490,000 per year. During January 1994, Missouri Falls Holdings Corp., an affiliate of the Company, acquired an interest in the partnership ("Missouri Falls Partners") which acquired the building and assumed the lease between the Company and the former

                     CSK AUTO CORPORATION AND SUBSIDIARIES

(INFORMATION AS OF NOVEMBER 2, 1997 AND FOR THE THIRTY-NINE WEEKS ENDED OCTOBER
                                  27, 1996 AND
                        NOVEMBER 2, 1997 IS UNAUDITED.)

NOTE 3 -- TRANSACTIONS AND RELATIONSHIPS WITH RELATED PARTIES -- CONTINUED landlord. In April 1995, the Company assumed a lease (the "Subsequent Lease") between a former tenant and Missouri Falls Partners for approximately 11,683 square feet of additional office space at a current lease rent of $148,958 per year. In connection with the Acquisition and Financings, both the Initial Lease and the Subsequent Lease were extended through October 2006 and, at its originally scheduled termination in April 1998, rent under the Subsequent Lease will increase to the same per square foot rent as is charged under the Initial Lease. Additionally, the Company rents approximately 5,754 square feet of additional space at these premises for an annual rental of $106,449 under two separate lease documents with expiration dates of February and March, 2000, respectively. The Company also leases certain other facilities from related parties (see Note 6). The Company also leases from MFP Holdings, LLC, an affiliate of Carmel, a parking lot adjacent to its corporate headquarters for an annual rental of $62,506 under a separate lease document with an expiration date of October 2006.

     An obligation of the Company incurred in connection with the purchase of product from two of its vendors was subsequently sold to Transatlantic, an affiliate of Carmel. At the time of such sale, the Company owed the sum of approximately $16.5 million (less anticipated discounts of approximately $0.8 million) to the vendors. As of September 29, 1996, the obligation has been paid in full.

     The sum of approximately $15.5 million was paid to Transatlantic as of December 27, 1996 pursuant to the Company's promissory note dated July 24, 1996. The promissory note was issued to evidence a loan to the Company in the amount of $15.0 million, the proceeds of which were used for the payment of vendors. The Company has agreed to pay to Transatlantic, in March of 1998, the sum of $1.0 million on account of fees for past financings.

     Pursuant to an agreement (the "Real Estate Agreement") entered into at the closing of the Acquisition and Financings, Transatlantic Finance, Ltd., an affiliate of Carmel or one or more of its affiliates (each a "Funding Company" and, collectively the "Funding Companies") will acquire and develop land and buildings on sites selected by the Company and lease such sites to the Company under operating leases. At the closing of each land purchase, a Funding Company, as landlord, and the Company, as tenant, will enter into a triple net lease with respect to such land, and the buildings and improvements erected or to be erected thereon. The obligation of the Funding Companies to acquire and develop additional properties will cease when the cost of all such acquisitions (including construction costs) would exceed $50.0 million, provided that as leased properties are disposed of to third parties by the Funding Companies, funds available to purchase additional properties will be replenished. The term of the commitment for the investment in such land purchases and leases commenced on October 30, 1996 and will end on the earliest of (i) April 30, 2004, or (ii) a termination of the Real Estate Agreement by Carmel or the Company, at their respective options, upon the occurrence of certain events specified in the Agreement. The Company believes the terms of the Real Estate Agreement to be at least as favorable to it as could be obtained from unaffiliated third parties. As of February 2, 1997, the Funding Company had eight properties and associated fixtures in various stages of completion which reduced availability under this $50.0 million off-balance sheet facility by approximately $3.4 million. On October 30, 1997, the Company notified Transatlantic of its intent to terminate its participation in the facility.

     In connection with the Acquisition and Financings, $40.0 million of 12% Senior Subordinated Notes were acquired by a designee of the Investcorp Group, Southwest Finance Limited ("Southwest Finance"), a company in which an affiliate of Investcorp holds a minority interest. In connection with the purchase of the 12% Subordinated Notes, Southwest Finance Limited received a fee of $4.0 million. In addition, Transatlantic acquired $10.0 million of the 12% Subordinated Notes. Also, in connection with the Acquisition, Invifin S.A., an affiliate of Investcorp ("Invifin"), received a fee of $1.575 million for providing a standby commitment to fund the amount of the Senior Credit Facility and the Company paid Investcorp International Inc.

                     CSK AUTO CORPORATION AND SUBSIDIARIES

(INFORMATION AS OF NOVEMBER 2, 1997 AND FOR THE THIRTY-NINE WEEKS ENDED OCTOBER
                                  27, 1996 AND
                        NOVEMBER 2, 1997 IS UNAUDITED.)

NOTE 3 -- TRANSACTIONS AND RELATIONSHIPS WITH RELATED PARTIES -- CONTINUED ("International") advisory fees of $1.275 million. The Company also paid $3.15 million to International for arranging the Senior Credit Facility.

     In addition, in connection with the Acquisition, the Company entered into a five year agreement for management advisory and consulting services (the "Management Agreement") with International pursuant to which the Company paid International at the closing of the Acquisition $5.0 million for the entire term of the Management Agreement in accordance with its terms. The Management Agreement will be terminated in connection with the Offering.

NOTE 4 -- PROPERTY AND EQUIPMENT

     Property and equipment is comprised of the following (in thousands):

                                        JANUARY 28,   FEBRUARY 2,
                                           1996          1997          ESTIMATED USEFUL LIFE
                                        -----------   -----------      ---------------------
Land..................................   $  1,342      $  1,114     --
Buildings.............................      1,763         1,301     25 years
Leasehold improvements................     39,483        43,694     15 years or life of lease
Furniture, fixtures and equipment.....     52,773        53,889     10 years
Property under capital leases.........     43,863        46,488     5-15 years or life of lease
Purchased software....................      4,679         5,009     5 years
                                         --------      --------
                                          143,903       151,495
Less accumulated depreciation and
  amortization........................    (63,885)      (80,132)
                                         --------      --------
                                         $ 80,018      $ 71,363
                                         ========      ========

     Accumulated amortization of property under capital leases totaled $18.9 million and $25.8 million at January 28, 1996 and February 2, 1997, respectively.

NOTE 5 -- LONG TERM DEBT

SENIOR CREDIT FACILITY

     On June 22, 1994, Auto restructured its existing long-term debt obligations which were originally recorded at a value of $178.2 million into an $81.0 million Amended and Restated Credit Agreement (the "1994 Credit Agreement"), resulting in a gain on elimination of debt of $97.2 million. The amount recorded under the then existing long-term obligations included principal amounts, accrued interest and an unamortized premium resulting from a 1992 restructuring. The Company recorded the gain on elimination of debt as a non-taxable event (see
Note 11).

     In February 1995, Auto entered into a $100.0 million credit agreement (the "1995 Credit Agreement"). Outstanding debt under the 1994 Credit Agreement was paid in full from borrowings under the 1995 Credit Agreement. Pursuant to the terms of the 1995 Credit Agreement, Auto obtained a $5.0 million term loan with monthly principal payments of $83,333 commencing April 1, 1995 and with a final payment due in February 1997. The 1995 Credit Agreement also provided for a revolving credit facility of approximately $95.0 million. Amounts available under the revolving credit facility were determined by inventory levels and by the outstanding balance of the term loan. Interest was paid at LIBOR plus 3% on outstanding balances of the term loan and revolving credit facility and prime plus 1% on the remaining balance. Auto's average interest

                     CSK AUTO CORPORATION AND SUBSIDIARIES

(INFORMATION AS OF NOVEMBER 2, 1997 AND FOR THE THIRTY-NINE WEEKS ENDED OCTOBER
                                  27, 1996 AND
                        NOVEMBER 2, 1997 IS UNAUDITED.)

NOTE 5 -- LONG TERM DEBT -- (CONTINUED)
rate on amounts outstanding under the 1995 Credit Agreement at January 28, 1996 was 9.03%. On October 30, 1996, Auto repaid all amounts outstanding under the 1995 Credit Agreement, terminated the 1995 Credit Agreement and entered into agreements with various lenders for a $200.0 million Senior Credit Facility (the "Senior Credit Facility").

     The Facility provides for (i) a $100.0 million term loan ("Term Loan"), which was drawn down at the closing of the Acquisition and Financings and (ii) a revolving credit commitment (the "Revolver") with maximum borrowing capacity of approximately $100.0 million, none of which was drawn upon in connection with the Acquisition and Financings. Borrowings made by Auto under the Senior Credit Facility are collateralized by a first priority security interest in substantially all of the personal property of Auto, subject to certain permitted liens. The Company also issued a guarantee of such borrowings under the Senior Credit Facility, which guarantee is collateralized by a pledge by the Company of all issued and outstanding capital stock of Auto. Each of the U.S. subsidiaries of Auto also issued a guarantee under the Senior Credit Facility (the "Guarantors") which is collateralized by a first priority security interest in substantially all personal property of such subsidiary, and Auto pledged the issued and outstanding capital stock of each such subsidiary owned by Auto. The Company has no direct or indirect subsidiaries other than the Guarantors. The Company has not presented separate financial statements or other disclosures concerning the Guarantors because management has determined that these items are not material to investors and that the guarantees do not enhance the likelihood that the interest on or principal of the Notes will be paid. The Guarantors represent an immaterial portion of the Company's assets, liabilities and results of operations. Kragen is a name-holding corporation without any other assets and with no liabilities or operations. At November 2, 1997, the assets and liabilities of Schuck's, whose only operations consist of leasing a warehouse and employing fewer than ten people, constituted less than 0.2% and 0.01% of the Company's assets and liabilities, respectively. Schuck's operating expenses for the year ended February 2, 1997 and the thirty-nine weeks ended November 2, 1997 were approximately $1.0 million and $0.7 million, respectively, consisting primarily of rent, salary, maintenance and employee benefits. The Company's consolidated operating expenses were $796.5 million and $600.2 million for the same respective periods.

     Amounts available to Auto to be borrowed under the Revolver are subject to a borrowing base formula which is based upon certain percentages of Auto's inventories.

     The Senior Credit Facility accrues interest at either the Alternate Base Rate (the "Alternate Base Rate") or an adjusted Eurodollar Rate (the "Eurodollar Rate"), at the option of the Company, plus the applicable interest margin. The Alternate Base Rate at any time is determined to be the highest of (i) the Federal Funds Rate plus 1/2 of 1% per annum, (ii) the Base CD Rate (as defined below) plus 1% per annum, and (iii) The Chase Manhattan Bank's prime rate. The applicable interest margin with respect to loans made under the Revolver is 1.50% per annum with respect to loans that accrue interest at the Alternate Base Rate and 2.50% per annum with respect to loans that accrue interest at the Eurodollar Rate. The applicable interest margin is 2.00% with respect to any portion of the Term Loan that accrues interest at the Alternate Base Rate and 3% per annum with respect to any portion of the Term Loan that accrues interest at the Eurodollar Rate. As used herein, "Base CD Rate" means the secondary market rate for three-month certificates of deposit of money center banks, adjusted for reserves and assessments.

     In addition, the Senior Credit Facility prohibits, with certain limited exceptions, the optional or mandatory prepayment or other defeasance of the Notes. The Senior Credit Facility further requires that, under certain circumstances, Auto make prepayments of the Term Loans outstanding thereunder with

                     CSK AUTO CORPORATION AND SUBSIDIARIES

(INFORMATION AS OF NOVEMBER 2, 1997 AND FOR THE THIRTY-NINE WEEKS ENDED OCTOBER
                                  27, 1996 AND
                        NOVEMBER 2, 1997 IS UNAUDITED.)

NOTE 5 -- LONG TERM DEBT -- (CONTINUED)
(i) 75% of any Excess Cash Flow (as defined in the Facility) and (ii) 50% of the Net Proceeds (as defined therein) from certain offerings of the Company's voting stock.

     Borrowings under the Senior Credit Facility at February 2, 1997 are as follows (in thousands):

Term Loan, variable interest rates, average 8.6%, semi
  annual installments payable June 30 and December 31
  through 2003..............................................  $100,000
Revolver, variable interest rates, averaging 8.1%, due
  October 31, 2001, $100 million maximum capacity subject to borrowing base limitations, $43.1 million unborrowed
  availability at February 2, 1997..........................    38,000
                                                              --------
          Total.............................................   138,000
Less: Current maturities....................................     1,000
                                                              --------
                                                              $137,000
                                                              ========

     Commitment fees on available funds under the Revolver are payable quarterly in arrears on the average daily unused amount of the total commitment at the rate of 1/2 of 1% per annum. Commitment fees totaling $104,000 were incurred in fiscal 1996.

     The terms of the Senior Credit Facility include restrictions on investments, capital expenditures, dividends and certain other payments and require the Company to meet certain financial covenants. The Company was in compliance with all such covenants at November 2, 1997.

11% SENIOR SUBORDINATED NOTES DUE 2006

     On October 30, 1996, Auto issued and sold in a private placement $125.0 million aggregate principal amount of 11% Senior Subordinated Notes due 2006 (the "Old 11% Notes") pursuant to an Indenture (the "Auto Indenture"), between Auto and The Bank of New York (as successor to Wells Fargo Bank, N.A.), as Trustee. On March 13, 1997, Auto offered to exchange up to all outstanding Old 11% Notes for a like principal amount of its 11% Series A Senior Subordinated Notes due 2006 (the "11% Senior Subordinated Notes") issued pursuant to the Auto Indenture in a transaction registered under the Securities Act of 1933, as amended. Auto consummated the exchange offer on June 18, 1997, with all of the Old 11% Notes being exchanged for the 11% Senior Subordinated Notes.

     The 11% Senior Subordinated Notes bear interest at 11% per year, payable semiannually in arrears on each May 1 and November 1, and mature on November 1, 2006. The 11% Senior Subordinated Notes are general, unsecured senior subordinated obligations of Auto. The 11% Senior Subordinated Notes are guaranteed fully, unconditionally and jointly and severally by all of Auto's subsidiaries and will be similarly guaranteed by any future United States subsidiaries of Auto, on a senior subordinated basis.

     On and after November 1, 2001, the 11% Senior Subordinated Notes will be redeemable, at the option of Auto, in whole or in part, upon not less than 30 nor more than 60 day's notice, at the redemption prices set forth below (expressed in percentages of principal amount), plus accrued and unpaid interest thereon, if any,

                     CSK AUTO CORPORATION AND SUBSIDIARIES

(INFORMATION AS OF NOVEMBER 2, 1997 AND FOR THE THIRTY-NINE WEEKS ENDED OCTOBER
                                  27, 1996 AND
                        NOVEMBER 2, 1997 IS UNAUDITED.)

NOTE 5 -- LONG TERM DEBT -- (CONTINUED)
to the applicable redemption date, if redeemed during the 12-month period beginning on November 1 of the years indicated below:

                       PERIOD                          REDEMPTION PRICE
2001.................................................      105.500%
2002.................................................      103.667%
2003.................................................      101.833%
2004 and thereafter..................................      100.000%

     In addition, at any time on or prior to November 1, 1999, Auto may (but will not have the obligation to) redeem up to 35% of the aggregate principal amount of the 11% Senior Subordinated Notes at a redemption price of 110% of the principal amount thereof, in each case plus accrued and unpaid interest thereon, if any, to the redemption date, with the net proceeds of an Equity Offering (as defined in the Auto Indenture); provided that at least 65% of the original aggregate principal amount of the 11% Senior Subordinated Notes remain outstanding immediately after the occurrence of such redemption; and provided further, that such redemption will occur within 60 days of the date of the closing of such Equity Offering.

12% SUBORDINATED NOTES DUE 2008

     On October 30, 1996, the Company issued and sold in a private placement $10.0 million aggregate principal amount of 12% Subordinated Series A Notes due 2008 (the "Series A Notes") pursuant to an Indenture, between the Company and Transatlantic Finance, Ltd., as Trustee and $40.0 million aggregate principal amount of 12% Subordinated Series B Notes due 2008 (the "Series B Notes", and together with the Series A Notes, the "12% Subordinated Notes") pursuant to an Indenture, between the Company and AIBC, N.V., as Trustee. The terms of the Series A Notes and the Series B Notes are identical.

     The 12% Subordinated Notes bear interest at 12% per year, payable semiannually in arrears on each April 30 and October 31, and mature on October 31, 2008. The 12% Subordinated Notes are general, unsecured senior subordinated obligations of the Company. The 12% Subordinated Notes are subordinated to all senior indebtedness of the Company, including the Company's guarantee of the Senior Credit Facility. The Series A Notes and Series B Notes rank pari passu with one another.

     The 12% Subordinated Notes are redeemable at any time and from time to time, at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at a redemption price of 101% of the principal amount redeemed, plus accrued and unpaid interest thereon, if any, to the redemption date.

                     CSK AUTO CORPORATION AND SUBSIDIARIES

(INFORMATION AS OF NOVEMBER 2, 1997 AND FOR THE THIRTY-NINE WEEKS ENDED OCTOBER
                                  27, 1996 AND
                        NOVEMBER 2, 1997 IS UNAUDITED.)

NOTE 5 -- LONG TERM DEBT -- (CONTINUED)

     Included in other assets are the following charges associated with the Acquisition and Financings which have been deferred and are being amortized over the life of the related debt instrument (in thousands):

                                                              FEBRUARY 2,
                                                                 1997
                                                              -----------
Revolver....................................................   $  8,444
Term Loan...................................................      2,819
11% Senior Subordinated Notes...............................      7,369
12% Subordinated Notes......................................      4,000
                                                               --------
                                                                 22,632
Less: accumulated amortization..............................       (638)
                                                               --------
                                                               $(21,994)
                                                               ========

     At February 2, 1997, the estimated maturities of long term debt were (in thousands):

                        FISCAL YEAR
                        -----------
1997........................................................     $  1,000
1998........................................................        1,000
1999........................................................        1,000
2000........................................................        1,000
2001........................................................       64,000
Thereafter..................................................      245,000
                                                                 --------
                                                                 $313,000
                                                                 ========

NOTE 6 -- LEASES

     The Company leases its office and warehouse facilities and a majority of its stores and equipment. Generally, store leases provide for minimum rentals and the payments of utilities, maintenance, insurance and taxes. Certain store leases also provide for contingent rentals based upon a percentage of sales in excess of a stipulated minimum. The majority of lease agreements are for base lease periods ranging from 15 to 20 years, with three to five renewal options of five years each.

     Operating lease rental expense is as follows (in thousands):

                                                                YEAR ENDED
                                         --------------------------------------------------------
                                         JANUARY 29, 1995    JANUARY 28, 1996    FEBRUARY 2, 1997
                                         ----------------    ----------------    ----------------
Minimum rentals........................      $41,703             $48,629             $51,214
Contingent rentals.....................        1,390               1,094               1,455
Sublease rentals.......................       (4,411)             (4,369)             (4,763)
                                             -------             -------             -------
                                             $38,682             $45,354             $47,906
                                             =======             =======             =======

                     CSK AUTO CORPORATION AND SUBSIDIARIES

(INFORMATION AS OF NOVEMBER 2, 1997 AND FOR THE THIRTY-NINE WEEKS ENDED OCTOBER
                                  27, 1996 AND
                        NOVEMBER 2, 1997 IS UNAUDITED.)

NOTE 6 -- LEASES -- (CONTINUED)
Future minimum lease obligations under non-cancelable leases at February 2, 1997, are as follows (in thousands):

                                                              OPERATING    CAPITAL
                      FOR FISCAL YEARS                         LEASES      LEASES
                      ----------------                        ---------    -------
1997........................................................  $ 51,955     $10,325
1998........................................................    48,284       9,751
1999........................................................    44,146       7,002
2000........................................................    40,858       1,070
2001........................................................    38,910         210
Thereafter..................................................   193,321       1,273
                                                              --------     -------
                                                              $417,474      29,631
                                                              ========
Less amounts representing interest..........................                (6,951)
                                                                           -------
Present value of obligations................................                22,680
Less current portion........................................                (7,007)
                                                                           -------
Long-term obligations.......................................               $15,673
                                                                           =======

The above amounts include future minimum lease obligations under operating leases with affiliates totaling $42.9 million at February 2, 1997. Operating lease rental expense under leases with affiliates totaled $1.4 million for the year ended January 29, 1995, $1.8 million for the year ended January 28, 1996 and $3.2 million for the year ended February 2, 1997.

     The implicit interest rate of capital leases varies from 8.8% to 14.4% with an average implicit rate of approximately 11.0%.

NOTE 7 -- CAPITAL STOCK

     In connection with the Acquisition and Financings, the Company completed a recapitalization of its common stock. All 100 shares of common stock outstanding at the date of the Acquisition were converted into 8,723,550 shares of Class A, Class C, Class D and Class F capital stock. All of the Class F Stock (consisting of 100 shares) was then redeemed at an aggregate redemption price of approximately $238.5 million. Concurrently therewith, the Company issued 8,381,450 shares of Class E Stock to an affiliate at an issue price of $100.9 million. See Note 2, "Acquisition and Financings".

                     CSK AUTO CORPORATION AND SUBSIDIARIES

(INFORMATION AS OF NOVEMBER 2, 1997 AND FOR THE THIRTY-NINE WEEKS ENDED OCTOBER
                                  27, 1996 AND
                        NOVEMBER 2, 1997 IS UNAUDITED.)

NOTE 7 -- CAPITAL STOCK -- (CONTINUED)
     The Company's capital stock at February 2, 1997, as adjusted for the February 1998 stock split discussed in Note 15, consists of the following:

                                                             SHARES       SHARES ISSUED
                      TYPE OF STOCK                        AUTHORIZED    AND OUTSTANDING
                      -------------                        ----------    ---------------
Class A, $.01 par value..................................   7,318,135       7,318,135
Class B, $.01 par value..................................   1,900,554              --
Class C, $.01 par value..................................   1,319,890       1,319,890
Class D, $.01 par value..................................      85,525          85,525
Class E, $.01 par value..................................   8,381,450       8,381,450
Class F, $.01 par value..................................       1,710              --
Common, $.01 par value...................................  19,005,554              --
                                                           ----------      ----------
                                                           38,012,818      17,105,000
                                                           ==========      ==========

     Holders of Class E Stock, Class F and Common Stock are entitled to one vote and holders of Class D Stock are entitled to 102 votes, for each share of stock held on all matters to which stockholders are entitled to vote. Holders of Class A, Class B and Class C Stock do not have any voting rights, except in limited circumstances.

     Under the terms of the Company's restated Certificate of Incorporation executed in connection with the Acquisition and Financings, each share of each class of issued and outstanding capital stock described above automatically converts into one share of Common Stock upon the effectiveness of an IPO, as defined therein. Accordingly, common stock has been presented as if converted in the accompanying financial statements.

NOTE 8 -- RE-ENGINEERING DISTRIBUTION OPERATIONS

     During the fiscal year ended January 30, 1994, the Company initiated a plan to reengineer its distribution operations. In connection with this plan, a provision to operating expense of $3.6 million was made. The re-engineering charge includes estimated facilities and equipment charges in addition to other related expenses. Net costs of approximately $1.5 million and $2.1 million were charged against the accrual for the fiscal years ended January 29, 1995 and January 28, 1996, respectively.

NOTE 9 -- EMPLOYEE BENEFIT PLANS

     The Company provides various health, welfare and disability benefits to its full-time employees which are funded primarily by Company contributions. The Company does not provide post-employment or post-retirement health care or life insurance benefits to its employees.

RETIREMENT PROGRAM

     The Company sponsors a 401(k) plan which is available to all employees of the Company who have completed one year of continuous service. The Company matches 20% of employee contributions up to 6% of the participant's base salary. Participant contributions are subject to certain restrictions as set forth in the Internal Revenue Code. The Company's matching contributions totaled $230,000, $267,000 and $288,000 for fiscal years 1994, 1995 and 1996, respectively.

                     CSK AUTO CORPORATION AND SUBSIDIARIES

(INFORMATION AS OF NOVEMBER 2, 1997 AND FOR THE THIRTY-NINE WEEKS ENDED OCTOBER
                                  27, 1996 AND
                        NOVEMBER 2, 1997 IS UNAUDITED.)

NOTE 9 -- EMPLOYEE BENEFIT PLANS -- (CONTINUED)
INCENTIVE COMPENSATION PLAN

     The Company adopted the general and administrative staff incentive compensation bonus plan (the "Incentive Plan") during May 1996. The Incentive Plan is designed to reward eligible Company executives, managers and supervisors for the achievement of pre-defined Company performance objectives. Generally, employees at the supervisor level or above are eligible to participate in the Incentive Plan. Expense under the Incentive Plan for fiscal 1996 totaled $1.0 million.

1996 STOCK OPTION PLANS

     On October 30, 1996, subject to approval by the Company's Board of Directors, the Company awarded options to purchase shares of Class B Stock of the Company under its Associate Stock Option Plan (the "Associate Plan") and its Executive Stock Option Plan (the "Executive Plan" and together with the Associate Plan, the "Plans") in order to provide incentives to store managers and salaried corporate and warehouse employees of the Company. In October 1996 and February 1997, the Company's Board of Directors approved the Associate Plan and the Executive Plan, respectively. The options automatically convert to options to purchase the Company's Common Stock upon the effectiveness of an initial public offering.

     The Plans may be administered by a committee of the Board of Directors of the Company, which would have broad authority in administering and interpreting the Plans, or, if a committee has not been appointed, by the entire Board of Directors. The Plans provide that, at such time as the Company has a class of equity securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the committee must consist entirely of "Non-Employee Directors" (as defined in Rule 16b-3 under the Exchange Act). A committee has not yet been appointed to administer the Plans.

     Options to purchase up to an aggregate of 632,885 and 359,205 (amended to 1,026,300 and 684,200 in October, 1997) shares of Class B Stock may be granted under the Associate Plan and the Executive Plan, respectively. Options granted under the Plans may be options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, or options not intended to so qualify. In the event that an optionee's employment with the Company is terminated, depending on the timing and reasons for such termination, the Option may terminate, remain exercisable for a short period or be replaced by a right to receive certain payments upon completion of an initial public offering of the Company's securities. In the event of a sale of more than 80% of the outstanding shares of capital stock of the Company or 80% of its assets, the vested portion of an option and, under circumstances, the unvested portion will be purchased by the Company.

     As of February 2, 1997, the Company has granted options to purchase 613,371 shares under the Associate Plan and 225,786 shares under the Executive Plan. The exercise price applicable to these options is $12.04 per share, the fair market value at the date of grant based upon the price paid for such shares in the Acquisition and other valuation analyses performed by the Company. All options expire on the seventh anniversary of the date of grant (or, under certain circumstances, 30 days later).

     Each option granted under the Plans will be subject to vesting provisions and, whether or not then vested, will not become exercisable until the earlier of the occurrence of an initial public offering of the Company's securities or the seventh anniversary of the date of grant. Options granted under the Associate Plan will vest in three equal installments on the second, third and fourth anniversaries of the date of their grant, assuming the associate's employment continues during this period ("Four Year Vesting"). Options granted under the Executive Plan will be subject to the Four Year Vesting as to 84% of such options and performance vesting (over the same four years) as to the remaining 16%. The performance vesting criteria will be based upon

                     CSK AUTO CORPORATION AND SUBSIDIARIES

(INFORMATION AS OF NOVEMBER 2, 1997 AND FOR THE THIRTY-NINE WEEKS ENDED OCTOBER
                                  27, 1996 AND
                        NOVEMBER 2, 1997 IS UNAUDITED.)

NOTE 9 -- EMPLOYEE BENEFIT PLANS -- (CONTINUED) achieving specified operating results. Partial vesting of options subject to performance vesting will occur if the Company achieves less than 95% of the specified operating results. Any portion of options granted under the Executive Plan which are subject to performance vesting and which do not vest during the four years will automatically vest 90 days prior to the end of the option's term. If the specified operating results are exceeded for any year by at least 10%, the executive will receive options for up to an additional 5% (20% on a cumulative basis) of his or her original option grant.

EMPLOYMENT AGREEMENTS

     Auto has entered into employment agreements with the Chairman and the President pursuant to which they are paid fixed base salaries and are eligible for bonuses based upon the earnings before interest, taxes, depreciation and amortization ("EBITDA") of Auto and, in the case of the Chairman, an additional bonus at the discretion of the Board of Directors. The agreements do not contain stated termination dates, but rather are terminable at will by either party. If Auto were to terminate the employment of the Chairman and President without cause, or if they terminate their employment for good reason, Auto has agreed to pay to the Chairman his base salary and performance bonus for a period of 24 months and to the President his base salary for one year. The Chairman also received a loan of $550,000 from the Company, bearing interest at 4.535% and due in 1999.

     In connection with the commencement of his employment, the Company agreed to pay the Chairman $1,000,000 which, in turn, would be used by the Chairman to purchase 83,079 shares of Class B Stock from a member of the Investcorp Group, reflecting a share value of $12.04, the fair market value at the date of the agreement, based on the price paid for such shares in the Acquisition. Under the Chairman's employment agreement, the shares vested 50% upon commencement of employment with an additional 25% vesting at each of the first and second anniversary of the agreement. The Company recorded a charge to compensation of approximately $687,000 in the thirty-nine weeks ended November 2, 1997 reflecting amortization of the award through such date. The Company has also agreed to loan the Chairman approximately $440,000 to pay the income tax consequences of the award. The loan bears interest at the rate applicable to borrowings under the Revolver, and is due in 2000.

     In connection with the execution of his employment agreement, the Company's Chairman received an option for 401,967 shares of Common Stock, exercisable at $12.04 per share. This option will generally vest and become exercisable in 2004, subject to earlier vesting based upon the achievement of certain EBITDA targets and the occurrence of other specified events. Upon consummation of the Offering, the vesting of the Chairman's option for 401,967 shares of Common Stock will be accelerated, so that any portion which remains unvested and unexercisable on the second anniversary of the Offering will vest and become exercisable.

     In connection with the execution of his employment agreement, the Company's President received an option for 299,337 shares of Common Stock, exercisable at $12.04 per share. This option will generally vest and become exercisable in 2003, subject to earlier vesting based upon the achievement of certain EBITDA targets and the occurrence of other specified events.

     On October 30, 1997, the President's option for 299,337 shares of Common Stock became exercisable to the extent of 42,762 shares of Common Stock. Upon consummation of the Offering, the vesting of the President's option for 256,575 shares of Common Stock will be accelerated, so that any portion which remains unvested and unexercisable on the second anniversary of the Offering will vest and become exercisable.

                     CSK AUTO CORPORATION AND SUBSIDIARIES

(INFORMATION AS OF NOVEMBER 2, 1997 AND FOR THE THIRTY-NINE WEEKS ENDED OCTOBER
                                  27, 1996 AND
                        NOVEMBER 2, 1997 IS UNAUDITED.)

NOTE 9 -- EMPLOYEE BENEFIT PLANS -- (CONTINUED)
     Options outstanding at February 2, 1997 are:

 GRANTED    EXERCISED   CANCELED   OUTSTANDING
 -------    ---------   --------   -----------
1,549,441      --        (8,980)    1,540,461

     The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Had compensation costs for the Company's stock option plan been determined based on the fair value at the grant date for awards in fiscal 1996 consistent with the provisions of SFAS No. 123, net loss for fiscal 1996 would have been increased to the pro forma amount indicated below (in thousands):

                                                              FISCAL 1996
                                                              -----------
Net Loss:
  As reported...............................................   $(24,659)
  Pro forma.................................................   $(24,803)

     The fair value of each option grant is estimated on the date of grant using the Minimum Value Method of option pricing, based upon the following input assumptions:

Dividend yield..............................................        0%
Risk free interest rate.....................................     6.07%
Expected life of options....................................  5 years

NOTE 10 -- SUPPLEMENTAL SCHEDULE OF CASH FLOWS

     Interest paid during fiscal years 1994, 1995 and 1996 amounted to $8.5 million, $13.4 million and $13.4 million, respectively. Such amounts include interest paid on the bank credit facility and capital leases.

     Income taxes paid during fiscal 1994 amounted to $264,000. No income taxes were paid in fiscal years 1995 and 1996.

                     CSK AUTO CORPORATION AND SUBSIDIARIES

(INFORMATION AS OF NOVEMBER 2, 1997 AND FOR THE THIRTY-NINE WEEKS ENDED OCTOBER
                                  27, 1996 AND
                        NOVEMBER 2, 1997 IS UNAUDITED.)

NOTE 11 -- INCOME TAXES

     The provision (benefit) for income taxes is comprised of the following (in thousands):

                                                                    YEAR ENDED
                                                      ---------------------------------------
                                                      JANUARY 29,   JANUARY 28,   FEBRUARY 2,
                                                         1995          1996          1997
                                                      -----------   -----------   -----------
Current:
  Federal...........................................    $  264        $(1,801)     $     --
  State.............................................       223           (406)           --
                                                        ------        -------      --------
                                                           487         (2,207)           --
                                                        ------        -------      --------
Deferred:
  Federal...........................................        55         (2,922)       (9,750)
  State.............................................      (474)          (318)       (2,109)
                                                        ------        -------      --------
                                                          (419)        (3,240)      (11,859)
                                                        ------        -------      --------
          Total.....................................    $   68        $(5,447)     $(11,859)
                                                        ======        =======      ========

     The following table summarizes the differences between the Company's provision (benefit) for income taxes based on the Company's income before taxes and actual amounts recorded by the Company (in thousands):

                                                                    YEAR ENDED
                                                      ---------------------------------------
                                                      JANUARY 29,   JANUARY 28,   FEBRUARY 2,
                                                         1995          1996          1997
                                                      -----------   -----------   -----------
Income (loss) before taxes..........................    $ 8,834      $(14,541)     $(36,518)
Federal income tax rate.............................         34%           34%           34%
                                                        -------      --------      --------
Expected provision (benefit) for income taxes.......      3,004        (4,944)      (12,416)
State taxes, net of federal benefit.................        425          (671)       (1,634)
State taxes, rate adjustment........................       (496)           --            --
Valuation allowance.................................     (2,948)           --            --
Other...............................................         83           168         2,191
                                                        -------      --------      --------
Actual provision (benefit) for income taxes.........    $    68      $ (5,447)     $(11,859)
                                                        =======      ========      ========

     As discussed in Note 5, the Company treated the $97.2 million gain on the elimination of debt which occurred in the year ended January 29, 1995 as a non-taxable event. As a result of this treatment, the Company lost the ability to utilize approximately $60.0 million of net operating loss carryforwards. At January 30, 1994, the Company carried a valuation allowance against the entire amount of the carryforwards, and accordingly, the loss of such carryforwards had no effect on the results of the operations of the Company for the year ended January 29, 1995.

     At January 30, 1994, a valuation allowance of $2.9 million existed as an offset to the Company's deferred tax assets. The valuation allowance was eliminated at January 29, 1995 due to the Company's forecasted ability to utilize all deferred tax assets.

                     CSK AUTO CORPORATION AND SUBSIDIARIES

(INFORMATION AS OF NOVEMBER 2, 1997 AND FOR THE THIRTY-NINE WEEKS ENDED OCTOBER
                                  27, 1996 AND
                        NOVEMBER 2, 1997 IS UNAUDITED.)

NOTE 11 -- INCOME TAXES -- (CONTINUED)
     The current and non-current deferred tax assets and liabilities consist of the following (in thousands):

                                                                      YEAR ENDED
                                                              --------------------------
                                                              JANUARY 28,    FEBRUARY 2,
                                                                 1996           1997
                                                              -----------    -----------
Gross deferred tax assets:
  Store closing costs.......................................    $ 2,048        $ 6,118
  Salaries and benefits.....................................      2,847          7,710
  Capital leases expenditures...............................      1,064            743
  Internally developed software.............................      3,639          2,538
  Preopening costs..........................................      1,933          2,267
  Provision for site selection costs........................      1,566          3,243
  Provision for bad debts...................................        744            684
  Tax loss carryforwards....................................      1,860          4,142
  Other.....................................................        655            716
                                                                -------        -------
          Total gross deferred tax assets...................     16,356         28,161
                                                                -------        -------
Gross deferred tax liabilities:
  Inventory.................................................      8,159          8,991
  Depreciation..............................................      2,023          1,152
                                                                -------        -------
          Total gross deferred tax liabilities..............     10,182         10,143
                                                                -------        -------
          Net deferred tax asset............................    $ 6,174        $18,018
                                                                =======        =======
The net tax asset (liability) is reflected in the
  accompanying balance sheets as follows:
  Current deferred tax liability, net.......................    $(3,045)       $  (597)
  Non-current deferred tax asset, net.......................      9,219         18,615
                                                                -------        -------
  Net deferred tax asset....................................    $ 6,174        $18,018
                                                                =======        =======

     The Company has recorded a deferred tax asset of approximately $4.1 million as of February 2, 1997 reflecting the benefit of tax loss carryforwards which expire in 2012. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all the deferred tax assets will be realized. Accordingly, the Company believes that no valuation allowance is required for deferred tax assets in excess of deferred tax liabilities. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

NOTE 12 -- STORE CLOSING COSTS

     Activity in the provision for store closings and the related store closing costs is as follows (in thousands):

                                             BEGINNING       STORE                  ENDING
FISCAL YEAR                                   BALANCE    CLOSING COSTS   PAYMENTS   BALANCE
-----------                                  ---------   -------------   --------   -------
1994.......................................   $6,363        $ 2,678      $(3,296)   $ 5,745
1995.......................................    5,745          3,310       (3,757)     5,298
1996.......................................    5,298         14,904       (4,360)    15,842

                     CSK AUTO CORPORATION AND SUBSIDIARIES

(INFORMATION AS OF NOVEMBER 2, 1997 AND FOR THE THIRTY-NINE WEEKS ENDED OCTOBER
                                  27, 1996 AND
                        NOVEMBER 2, 1997 IS UNAUDITED.)

NOTE 12 -- STORE CLOSING COSTS -- (CONTINUED)

     In January 1997, the Company updated its strategic plan relating to the relocation of certain stores. As a result of the Acquisition and Financings, the Company obtained greater access to capital resources including the availability of a sale-leaseback facility for new stores, thereby improving the Company's ability to implement such relocations. While management believes that there will be long-term operating benefits from this strategy, the Company will incur costs for early lease terminations or negative sub-lease rentals for stores vacated under this plan and, accordingly, a charge to earnings of approximately $12.9 million was recorded in January 1997.

     Store closing costs include estimates for vacancy periods of the related stores through the expiration of the underlying leases, collectibility of rents due from sub-tenants, and similar factors.

NOTE 13 -- LEGAL MATTERS

     The Company is a defendant in various legal matters arising from normal business activities. Management believes that the ultimate outcome of these matters will not have a material effect on the Company's results of operations, financial position or cash flows.

NOTE 14 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair values of the Company's financial instruments are as follows (in thousands):

                                          JANUARY 28, 1996               FEBRUARY 2, 1997
                                    ----------------------------   ----------------------------
                                                      ESTIMATED                      ESTIMATED
                                    CARRYING AMOUNT   FAIR VALUE   CARRYING AMOUNT   FAIR VALUE
                                    ---------------   ----------   ---------------   ----------
Receivables.......................      $25,448        $25,448        $ 28,511        $ 28,511
Amounts due under the Facility
  (including current maturity)....       96,062         96,062         138,000         138,000
Obligations under Old Notes.......           --             --         125,000         125,000

NOTE 15 -- SUPPLEMENTAL EARNINGS PER SHARE INFORMATION

STOCK SPLIT

     In February 1998, the Company's Board of Directors approved a 17.105 for 1 stock split, subject to shareholder approval. Accordingly, all share information for the fiscal year ended February 2, 1997 and the thirty-nine weeks ended October 27, 1996 and November 2, 1997 has been given retroactive effect for the stock split, for all outstanding shares of common stock.

RECAPITALIZATION

     Due to the Company's 1996 recapitalization in connection with the Acquisition and Financings, share information prior to the recapitalization is not considered meaningful. Accordingly, earnings per share information has not been presented and the share information in the accompanying consolidated statement of stockholders' equity has not been retroactively adjusted for the stock split.

ACCOUNTING CHANGE

     In February 1997, the Financial Accounting Standards Board issued statement of Financial Accounting Standards No. 128, Earnings per Share ("FAS 128"). FAS 128 establishes standards for computing and presenting earnings per share ("EPS") and supersedes APB Opinion No. 15, Earnings Per Share

                     CSK AUTO CORPORATION AND SUBSIDIARIES

(INFORMATION AS OF NOVEMBER 2, 1997 AND FOR THE THIRTY-NINE WEEKS ENDED OCTOBER
                                  27, 1996 AND
                        NOVEMBER 2, 1997 IS UNAUDITED.)

NOTE 15 -- SUPPLEMENTAL EARNINGS PER SHARE INFORMATION -- (CONTINUED)
("APB 15"). FAS 128 replaces the presentation of primary EPS with a presentation of basic EPS which excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period. This statement also requires dual presentation of basic EPS and diluted EPS on the face of the income statement for all periods presented. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB 15, with some modifications. FAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. Early adoption is not permitted and the statement requires restatement of all prior-period EPS data presented after the effective date.

     In February 1998, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 98, ("SAB 98"). SAB 98 amends and clarifies methodology regarding the computation of earnings per share information in an initial public offering related to the dilutive effects of stock, warrants or options issued with exercise prices below the IPO price.

     The Company will adopt FAS 128 effective with its fiscal 1997 year end. Pro forma EPS data calculated in accordance with FAS 128 and SAB 98 is summarized as follows:

                                                   FISCAL YEAR ENDED               THIRTY-NINE WEEKS ENDED
                                        ---------------------------------------   -------------------------
                                        JANUARY 29,   JANUARY 28,   FEBRUARY 2,   OCTOBER 27,   NOVEMBER 2,
                                           1995          1996          1997          1996          1997
                                        -----------   -----------   -----------   -----------   -----------
                                                                                         (UNAUDITED)
BASIC EPS:
Income before extraordinary item......  $     1.00            --            --            --            --
Extraordinary item....................  $    11.14            --            --            --            --
Net income............................  $    12.15    $    (1.04)   $    (2.28)   $     0.74    $     0.23
Weighted average shares outstanding...   8,723,550     8,723,550    10,818,913     8,723,550    17,105,000
DILUTED EPS:
Income before extraordinary item......  $     1.00            --            --            --            --
Extraordinary item....................  $    11.14            --            --            --            --
Net income............................  $    12.15    $    (1.04)   $    (2.25)   $     0.74    $     0.22
Weighted average shares outstanding...   8,723,550     8,723,550    10,975,128     8,723,550    17,737,043

NOTE 16 -- SUBSEQUENT EVENTS (UNAUDITED)

LEASE FACILITY

     On November 18, 1997, the Company reached an agreement, in principle, with an unrelated third party for the establishment of a leasing facility that will provide $125.0 million of financing for the acquisition and development of approximately 100 to 125 new stores over the period of February 1, 1998 through May 31, 1999.

TRAK WEST ACQUISITION

     On December 8, 1997, the Company acquired a newly formed subsidiary ("Trak West") of the Trak Auto Corporation ("Trak Auto"). Upon acquisition, Trak West had no liabilities and owned no assets other than the store leases, fixtures and equipment and merchandise inventories of 82 specific store sites in Southern California which were formerly owned and operated by Trak Auto. Trak West also owned the merchandise

                     CSK AUTO CORPORATION AND SUBSIDIARIES

(INFORMATION AS OF NOVEMBER 2, 1997 AND FOR THE THIRTY-NINE WEEKS ENDED OCTOBER
                                  27, 1996 AND
                        NOVEMBER 2, 1997 IS UNAUDITED.)

NOTE 16 -- SUBSEQUENT EVENTS (UNAUDITED) -- (CONTINUED) inventory of the Ontario, California distribution center operated by Trak Auto. No other assets or liabilities of the distribution center, other than the inventories, were acquired.

     The preliminary purchase price of Trak West was approximately $38.0 million, subject to a downward adjustment for the actual value of inventories acquired. The Company paid Trak Auto $30.2 million at the time of purchase, representing 90% of a preliminary purchase price of $33.6 million (excluding acquisition-related fees), based on a preliminary value of inventories on hand at the acquisition date. The Company anticipates that the final purchase price, and a preliminary allocation of assets acquired, will be determined during the first quarter of fiscal 1998. The Company financed the acquisition of Trak West with a $22.0 million equity investment by affiliates of the Company's existing stockholders and borrowings under the Senior Credit Facility. In connection with the sale of capital stock to the Investcorp Group, an affiliate of Investcorp was paid a $1.0 million placement fee. In connection with the negotiation of the Trak West Acquisition, TG Investments, Ltd., an affiliate of Carmel, was paid a $1.0 million consulting fee.

     The Company has also executed an Operating Services Agreement with Trak Auto for the provision of certain transitional services to be performed by Trak Auto while the stores are integrated into the Company's operations.

AMENDMENT OF SENIOR CREDIT FACILITY

     On December 8, 1997, in connection with the consummation of the Trak West Acquisition, the Company amended and restated the Senior Credit Facility to provide maximum borrowings of $300.0 million, subject to the limitations on the incurrence of indebtedness under the Indenture for the 11% Senior Subordinated Notes. As amended and restated, the Senior Credit Facility provides for a $175.0 million term loan and a revolving credit facility with maximum borrowings of $125.0 million. Upon consummation of the Offering and the application of the net proceeds therefrom, the term loan will bear interest at LIBOR plus 2.0% and amounts outstanding under the revolving credit facility will bear interest at LIBOR plus 1.75%. In addition to increasing the term loan and revolving credit facility availability by $75.5 million and $25.0 million, respectively, the amendment and restatement primarily provided for: (i) an initial reduction in the interest rate for the term loan and the revolving credit facility and the introduction of a pricing grid which periodically permits adjustment based upon Auto's degree of leverage; (ii) the elimination of the previous borrowing base restrictions on revolving credit borrowings; (iii) capital expenditure "baskets" for the Trak West Acquisition and for up to $50.0 million of other acquisitions subject to pro forma compliance with financial covenants; and (iv) a $50.0 million revolving capital expenditure "basket" of funds that can be used by the Company to finance store purchase and development activities. The term loan portion of the Senior Credit Facility matures on October 31, 2003 and the revolving credit portion matures on October 31, 2001.

     The Company will recognize an extraordinary charge of $5.3 million ($3.3 million net of income taxes) in the fourth quarter of fiscal 1997 to reflect the write-off of certain deferred financing costs associated with the early extinguishment of the original Senior Credit Facility.

STOCK PURCHASE AND OPTION AWARDS

     In December 1997, the Company entered stock purchase agreements with certain executives of Auto. Under the terms of the agreements, the Company agreed to issue a total of 180,600 shares of the Company's Class B Stock at a price of $12.04 per share, the same price paid in the Acquisition. In addition, the Company granted certain executives non-qualified options to purchase 96,062 shares of the Company's Class B Stock, also at a price of $12.04 per share. The options contain similar terms and vesting provisions as existing options

                     CSK AUTO CORPORATION AND SUBSIDIARIES

(INFORMATION AS OF NOVEMBER 2, 1997 AND FOR THE THIRTY-NINE WEEKS ENDED OCTOBER
                                  27, 1996 AND
                        NOVEMBER 2, 1997 IS UNAUDITED.)

NOTE 16 -- SUBSEQUENT EVENTS (UNAUDITED) -- (CONTINUED) under the Company's Executive Stock Option Plan. See Note 9, "Employee Benefit Plans". In connection with issuance of these shares, the Company will recognize a charge to earnings in the fourth quarter of fiscal 1997 for the difference between the issuance price and the fair market value of the Common Stock at the date of sale. The Company estimates that such charge will be approximately $0.9 million. In addition, in the fourth quarter of fiscal 1997, the Company will record deferred compensation of approximately $0.5 million to reflect the difference between the exercise price and the fair market value of common stock associated with the options granted to certain executives. The deferred compensation will produce a charge to earnings over the vesting period of the options.

     The Company has agreed to loan certain executives funds to pay the income tax consequences, if any, of the purchase of the shares (the "Tax Loans"). In addition, of the total consideration to be paid to the Company of $2.2 million, approximately $1.0 million will be loaned by the Company to certain executives to purchase 84,550 of the shares (the "Stock Loans"). Both the Tax Loans and the Stock Loans will be collateralized by the stock under pledge agreements, provide full recourse to the executive, bear interest at the average rate paid by Auto under the revolving portion of its Senior Credit Facility, and mature in December 2003.

     In connection with the Trak West acquisition, certain employees of Trak West were granted options to purchase a total of 35,219 shares of the Company's Class B Stock under the Associate Plan, with similar terms and vesting provisions as existing options under the Company's Associate Plan. The exercise price of the options granted is $20.00 per share, the fair market value of the underlying stock on the date of grant. In connection with the Trak West Acquisition, the Company's Chairman received an option for 39,940 shares of Common Stock, exercisable at $12.04 per share, effective as of February 1, 1998. This option will vest and become exercisable in four equal annual installments beginning in April 1999. In connection with the issuance of these options, the Company will recognize a charge to earnings over the vesting period for the difference between the issuance or exercise price, as the case may be, and the fair market value of the Common Stock at the date of grant. The Company estimates that such charge will be approximately $0.2 million.

     In connection with the Offering, the Company's Chairman received an option for 216,634 shares of Common Stock, exercisable at $20.00 per share. This option will vest and become exercisable in three equal annual installments beginning in April 2000.

     During the fiscal year ended February 1, 1998, the Company issued options to purchase 108,804 shares, net of certain cancellations, in the normal course of business pursuant to the Plans.

[PHOTO OF DELIVERY OF A COMMERCIAL     [PHOTO OF WAREHOUSE INTERIOR]
CUSTOMER]                              "THE COMPANY OPERATES TECHNOLOGICALLY
"THE COMPANY HAS EXPANDED ITS          ADVANCED, FULLY INTEGRATED DISTRIBUTION
OPERATIONS TO SPECIFICALLY TARGET      CENTERS."
COMMERCIAL CUSTOMERS."


                                [CSK AUTO LOGO]

[PHOTO OF STORE INTERIOR]              [PHOTO OF SALESPERSON AND CUSTOMER]
"THE COMPANY'S STORES OFFER            "THE COMPANY HAS IMPLEMENTED SEVERAL
UP TO 16,000 SKUS."                    SYSTEMS WHICH HAVE ENABLED IT TO
                                       PROVIDE ENHANCED CUSTOMER
                                       SERVICE."

======================================================

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THAT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS


                                             PAGE
Prospectus Summary.........................    3
Risk Factors...............................   10
Use of Proceeds............................   14
Dividend Policy............................   14
Capitalization.............................   15
Dilution...................................   16
Acquisition and Financings.................   17
Unaudited Pro Forma Condensed Consolidated
  Statements of Operations.................   18
Selected Consolidated Financial Data.......   20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................   22
Business...................................   31
Management.................................   45
Certain Transactions.......................   52
Principal Stockholders.....................   56
Description of Capital Stock...............   58
Description of Certain Indebtedness........   60
Shares Eligible for Future Sale............   64
Available Information......................   65
Underwriting...............................   66
Legal Matters..............................   68
Experts....................................   68
Change in Accountants......................   69
Index to Consolidated Financial
  Statements...............................  F-1


                               ------------------


    UNTIL APRIL 5, 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENT OR SUBSCRIPTIONS.


======================================================

======================================================

                                7,500,000 SHARES

                                [CSK AUTO LOGO]

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                                  FURMAN SELZ
                                LEHMAN BROTHERS
                              MERRILL LYNCH & CO.
                           MORGAN STANLEY DEAN WITTER
                              SALOMON SMITH BARNEY


                                 MARCH 11, 1998


======================================================